
10012596

MANUALLY SIGNED

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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Naugatuck Valley Financial Corporation
Exact name of registrant as specified in charter

0001493552
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

____
SEC file number, if available

S-__________________ ____________________________
(Series identifier(s) and name(s), if applicable, add more lines as needed

C-__________________ ____________________________
(Class (contact) identifier(s) and name(s), if applicable; add more lines as needed

____
Report period (if applicable)

N/A
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)
_X_ Rule 202 (Continuing Hardship Exemption)
____ Rule 311 (Permitted Paper Exhibit)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naugatuck, State of Connecticut on June 11, 2010.

NAUGATUCK VALLEY FINANCIAL CORPORATION

By 
John C. Roman
President and Chief Executive Officer

US2008 1191081.2



Grant of Continuing Hardship Exemption

June 9, 2010

Applicant: Victor L. Cangelosi

Company Name: Naugatuck Valley Financial Corporation

Form Type: Proposed Form S-1

Subject document: Exhibit 99.1

We considered your continuing hardship exemption request submitted via EDGAR on June 7, 2010 (Accession No. 0001193125-10-133870) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile F Peters

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance

Naugatuck Valley Financial Corp.

Conversion Valuation Appraisal

May 28, 2010

Table of Contents
Naugatuck Valley Financial Corporation
Naugatuck, Connecticut

List of Figures
Naugatuck Valley Financial Corporation
Naugatuck, Connecticut

List of Exhibits
Naugatuck Valley Financial Corporation
Naugatuck, Connecticut

Introduction

Naugatuck Valley Financial Corporation, a newly formed Maryland corporation, is offering common stock for sale in connection with the conversion of Naugatuck Valley Savings and Loan from the mutual holding company form of organization to the stock form. As part of the conversion, the Bank is offering for sale common stock representing the 59.6% ownership interest of Naugatuck Valley Financial that is currently held by Naugatuck Valley Mutual Holding Company. At the conclusion of the conversion and offering, existing public shareholders of Naugatuck Valley Financial will receive shares of common stock in the new Naugatuck Valley Financial Corporation in exchange for their existing shares of common stock of Naugatuck Valley Financial.

In compiling the pro formas, FinPro relied upon the assumptions provided by the Bank and its agents. The pro forma assumptions are as follows:

- 59.6% of the total shares will be sold to the depositors and public,
- the stock will be issued at $10.00 per share,
- the conversion expenses will be $2.2 million at the midpoint,
- there will be an ESOP equal to 6% of the shares issued funded internally, amortized over 15 years straight-line,
- there will be an MRP equal to 3% of the shares issued, amortized over 5 years straight-line,
- there will be a Stock Option Plan equal to 10% of the shares issued, expensed at $2.73 per option over 5 years straight-line,
- the tax rate is assumed at 34.00% and,
- the net proceeds will be invested at the three-year Treasury Note rate of 1.60%, pre-tax.

Simultaneous with the completion of the offering, Naugatuck Valley Financial will acquire Southern Connecticut Bancorp, Inc. (the "Target"). In connection with the merger, Naugatuck Valley Financial will issue to the Target an aggregate of approximately 977,264 shares of common stock and pay approximately $9.8 million in cash.

It is our understanding that the Bank will offer its stock in a subscription and community offering to Eligible Account Holders, to the Employee Plans, and to Supplemental Eligible Account Holders of the Bank. This appraisal has been prepared in accordance with Regulation 563b.7 and the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

In the course of preparing our report, we reviewed the Bank's and the Target's audited financials for the year ended December 31, 2009, and the Bank's and Target's unaudited financials for the three months ending March 31, 2010. We also reviewed the registration statement on Form S-1 as filed with the Securities and Exchange Commission ("SEC"). We have conducted due diligence analysis of the Bank and held due diligence related discussions with the Bank's Management and Board, Stifel, Nicolaus & Company, Incorporated, (the Bank's underwriter), Kilpatrick Stockton LLP (the Bank's special counsel), and Ostrowski and Company (the Bank's M&A advisor for this transaction). The valuation parameters set forth in the appraisal were predicated on these discussions but all conclusions related to the valuation were reached and made independent of such discussions.

Where appropriate, we considered information based upon other publicly available sources, which we believe to be reliable; however, we cannot guarantee the accuracy or completeness of such information. We visited the Bank's primary market area and reviewed the market area's economic condition. We also reviewed the competitive environment in which the Bank operates and its relative strengths and weaknesses. We compared the Bank's performance with selected publicly traded thrift institutions. We reviewed conditions in the securities markets in general and in the market for savings institutions in particular. Our analysis included a review of the estimated effects of the Conversion of the Bank on the operations and expected financial performance as they related to the Bank's estimated pro forma value.

In preparing our valuation, we relied upon and assumed the accuracy and completeness of financial and other information provided to us by the Bank and its independent accountants. We did not independently verify the financial statements and other information provided by the Bank and its independent accountants, nor did we independently value any of the Bank's assets or liabilities. This estimated valuation considers the Bank only as a going concern and should not be considered as an indication of its liquidation value.

Our valuation is not intended, and must not be construed, to be a recommendation of any kind as the advisability of purchasing shares of Common Stock in the stock issuance. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the stock issuance will thereafter be able to sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. FinPro is not a seller of securities within the meaning of any federal or state securities laws. Any report prepared by FinPro shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The estimated valuation herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Bank's financial condition, operating performance, management policies and procedures and current conditions in the securities market for thrift institution common stock. Should any such developments or changes, in our opinion, be material to the estimated pro forma market value of the Bank, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained at that time.

1. Overview and Financial Analysis

GENERAL OVERVIEW

As of March 31, 2010, the Bank had $564.2 million in total assets, $388.1 million in deposits, $480.8 million in net loans and $50.7 million in equity.

As of March 31, 2010, the Target had $135.7 million in total assets, $117.7 million in deposits, $113.2 million in net loans and $15.7 million in equity.

The following table sets forth information with respect to the Bank's and the Target's full-service banking offices. The data shown below is the most recently available public data with regard to branch deposits (June 30, 2009).

FIGURE 1 – CURRENT FACILITIES LIST

Address	City	State	County	Zip Code	Deposits as of June 30,			Growth (%)	
					2009	2008	2004	2008 - 2009	2004 - 2009
Naugatuck Valley Financial Corporation (MHC)									
1. 1009 New Haven Rd	Naugatuck	CT	New Haven	06770-4716	42,853	40,800	34,899	5.03%	22.79%
2. 333 Church St	Naugatuck	CT	New Haven	06770-2806	134,454	133,739	118,436	0.53%	13.52%
3. 127 S Main St	Beacon Falls	CT	New Haven	06403-1447	25,391	25,185	16,684	0.82%	52.19%
4. 504 Bridgeport Ave Unit 300	Shelton	CT	Fairfield	06484-4765	35,640	34,573	22,257	3.09%	60.13%
5. 49 Pershing Dr	Derby	CT	New Haven	06418-1406	25,973	23,723	10,146	9.48%	155.99%
6. 249 West St	Seymour	CT	New Haven	06483-2650	40,127	36,489	NA	9.97%	NA
7. 1699 Highland Ave	Cheshire	CT	New Haven	06410-1271	22,139	14,986	NA	47.73%	NA
8. 1030 Hamilton Ave	Waterbury	CT	New Haven	06706-2348	23,900	16,028	NA	49.11%	NA
9. 1570 Southford Rd	Southbury	CT	New Haven	06488-2412	19,340	16,251	NA	19.01%	NA
10. 450 Heritage Rd Ste 3C	Southbury	CT	New Haven	06488-3871	11,424	1,678	NA	580.81%	NA
Total - Naugatuck Valley Financial Corporation (MHC)					**381,241**	**343,452**	**202,422**		
Bank of Southern Connecticut									
1. 215 Church St	New Haven	CT	New Haven	06510-1803	58,056	42,913	38,961	35.29%	49.01%
2. 445 W Main St	Branford	CT	New Haven	06405-3415	18,955	17,165	5,894	10.43%	221.60%
3. 1475 Whalley Ave	New Haven	CT	New Haven	06515-1155	20,611	13,544	8,092	52.18%	154.71%
4. 24 Washington Ave	North Haven	CT	New Haven	06473-2309	20,610	16,019	NA	28.66%	NA
Total - Bank of Southern Connecticut					**118,232**	**89,641**	**52,947**		
Total - Combined Entity (14 Branches)					**499,473**	**433,093**	**255,369**		

Source: SNL Financial

HISTORY AND OVERVIEW

NAUGATUCK VALLEY FINANCIAL

Naugatuck Valley Financial was organized on September 30, 2004 under the laws of the United States to be a holding company for Naugatuck Valley Savings and Loan, a stock savings bank also organized under the laws of the United States in connection with Naugatuck Valley Savings and Loan's conversion from the mutual to the mutual holding company form of organization. On September 30, 2004, Naugatuck Valley Financial completed its initial public offering in which it sold 3,269,881 shares, or 43.0%, of its common stock to the public, including 298,091 shares to the Naugatuck Valley Savings and Loan Employee Stock Ownership Plan. An additional 4,182,407 shares, or 55.0% of Naugatuck Valley Financial's outstanding stock, were issued to Naugatuck Valley Mutual Holding Company, Naugatuck Valley Financial's federally chartered mutual holding company. Additionally, Naugatuck Valley Financial contributed 152,087 shares, or 2.0% of its outstanding common stock, to the Naugatuck Valley Savings and Loan Charitable Foundation.

Naugatuck Valley Financial's business activities consist of the ownership of Naugatuck Valley Savings and Loan's capital stock and the management of the offering proceeds it retained. Naugatuck Valley Financial does not own or lease any property. Instead, it uses the premises, equipment and other property of Naugatuck Valley Savings and Loan. Accordingly, the information set forth in this prospectus, including the consolidated financial statements and related financial data, relates primarily to Naugatuck Valley Savings and Loan. As a federally chartered savings and loan holding company, Naugatuck Valley Financial is subject to the regulation of the Office of Thrift Supervision.

Naugatuck Valley Savings and Loan operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its market areas. Naugatuck Valley Savings and Loan attracts deposits from the general public and uses those funds to originate one- to four-family real estate, multi-family and commercial real estate, construction, commercial and consumer loans, which Naugatuck Valley Savings and Loan generally holds for investment. Naugatuck Valley Savings and Loan also maintains an investment portfolio. Naugatuck Valley Savings and Loan is regulated by the Office of Thrift Supervision and its deposits are insured up to applicable legal limits under the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation. Naugatuck Valley Savings and Loan is also a member of the Federal Home Loan Bank of Boston.

SOUTHERN CONNECTICUT BANCORP

Southern Connecticut Bancorp ("the Target") is a bank holding company headquartered in New Haven, Connecticut that was incorporated on November 8, 2000. Southern Connecticut Bancorp's strategic objective is to serve as a bank holding company for a community-based commercial bank and a mortgage broker serving primarily New Haven County (the "Greater New Haven Market"). Southern Connecticut Bancorp owns 100% of the capital stock of The Bank of Southern Connecticut, a Connecticut-chartered bank with its headquarters in New Haven, Connecticut, and 100% of the capital stock of SCB Capital Inc., operating under the name "Evergreen Financial Services" ("Evergreen"), which is licensed by the State of Connecticut Department of Banking to operate a mortgage brokerage business and also operates from Southern Connecticut Bancorp's headquarters in New Haven, Connecticut. Southern Connecticut Bancorp and its subsidiaries focus on meeting the financial services needs of consumers and small to medium-sized businesses, professionals and professional corporations, and their owners and employees in the Greater New Haven Market.

The Bank of Southern Connecticut operates branches at four locations, including downtown New Haven, the Amity/Westville section of New Haven, Branford and North Haven. The Bank of Southern Connecticut's branches have a consistent, attractive appearance. Each location has an open lobby, comfortable waiting area, offices for the branch manager and a loan officer, and a conference room. The design of the branches complements the business development strategy of The Bank of Southern Connecticut, affording an appropriate space to deliver personalized banking services in professional, confidential surroundings.

The Bank of Southern Connecticut focuses on serving the banking needs of small to medium-sized businesses, professionals and professional corporations, and their owners and employees in the Greater New Haven Market. The Bank of Southern Connecticut's target commercial customer has between $1.0 and $30.0 million in revenues, 15 to 150 employees, and borrowing needs of up to $3.0 million. The primary focus on this commercial market makes The Bank of Southern Connecticut uniquely qualified to move deftly in responding to the needs of its clients. The Bank of Southern Connecticut has been successful in winning business by offering a combination of competitive pricing for its services, quick decision making processes and a high level of personalized, "high touch" customer service.

STRATEGIC DIRECTION

The Bank's business strategy is to grow and improve profitability by:

- Maintaining capital at "well capitalized" levels;
- Maintaining high levels of asset quality;
- Maintaining a well diversified loan portfolio;
- Improving the efficiency ratio;
- Managing interest rate risk;
- Expanding the franchise and footprint through acquisition opportunities and the opening of additional branch offices;
- Developing secondary market capabilities; and
- Maintaining multiple sources of liquidity.

BALANCE SHEET TRENDS

The Bank's balance sheet increased by $58.5 million between December 31, 2005 and December 31, 2006, by $48.7 million between December 31, 2006 and December 31, 2007, by $72.9 million from December 31, 2007 to December 31, 2008 and by $21.3 million between December 31, 2008 and December 31, 2009. For the three months ended March 31, 2010, the Bank's balance sheet increased $7.2 million.

Equity was $50.7 million as of March 31, 2010 and the equity to assets ratio was 8.99% at March 31, 2010.

The Target's balance sheet increased by $35.7 million between December 31, 2005 and December 31, 2006 and by $6.3 million between December 31, 2006 and December 31, 2007. From December 31, 2007 to December 31, 2008 the balance sheet decreased $15.6 million. From December 31, 2008 and December 31, 2009 the Target increased total assets $20.7 million. For the three months ended March 31, 2010, the Bank's balance sheet increased $99 thousand.

Equity was $15.7 million as of March 31, 2010 and the equity to assets ratio was 11.54% at March 31, 2010.

FIGURE 2 - ASSET AND RETAINED EARNINGS CHART


Naugatuck Valley Financial
600,000
500,000
400,000
300,000
200,000
100,000
0
Total Assets ($000s)
60,000
50,000
40,000
30,000
20,000
10,000
0
Total Equity ($000s)
$355,346
$413,855
$462,527
$535,386
$556,955
$564,215
50,964
51,084
50,457
45,589
50,308
50,710
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010
Total assets
Total equity


Southern Connecticut Bancorp
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Total Assets ($000s)
30,000
25,000
20,000
15,000
10,000
5,000
0
Total Equity ($000s)
$88,574
$124,263
$130,564
$114,917
$135,610
$135,709
20,297
20,332
20,084
18,541
15,633
15,664
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010
Total assets
Total equity

Source: Offering Prospectus

The following tables set forth certain information concerning the financial position of the Bank and the Target at the dates indicated.

FIGURE 3 - KEY BALANCE SHEET DATA

Naugatuck Valley Financial Selected Financial Condition (in thousands)	At March 31, 2010	At December 31, 2009	2008	2007	2006	2005
Total assets	$ 564,215	$ 556,955	$ 535,386	$ 462,527	$ 413,855	$ 355,346
Securities held-to-maturity	1,373	1,451	-	1,190	2,531	5,002
Securities available-for-sale	40,432	37,623	63,844	65,264	67,736	58,047
Loans receivable, net	480,841	473,304	431,976	359,831	308,376	259,427
Cash and cash equivalents	9,263	12,146	8,247	8,370	7,942	8,951
Deposits	388,077	380,931	363,026	321,398	289,198	240,846
Borrowed Funds	120,933	118,984	119,148	85,107	68,488	57,059
Total capital	50,710	50,308	45,589	50,457	51,084	50,964

Southern Connecticut Bancorp Selected Financial Condition (in thousands)	At March 31, 2010	At December 31, 2009	2008	2007	2006	2005
Total assets	$ 135,709	$ 135,610	$ 114,917	$ 130,564	$ 124,263	$ 88,574
Securities held-to-maturity	-	-	-	-	-	-
Securities available-for-sale	2,735	2,220	5,130	5,266	8,055	9,973
Loans receivable, net	113,217	109,865	89,241	85,995	75,306	55,882
Cash and cash equivalents	2,860	2,542	5,267	3,891	5,821	967
Deposits	117,687	117,556	93,970	107,422	101,274	65,280
Borrowed Funds	1,382	1,470	1,395	1,730	2,072	2,553
Total capital	15,664	15,633	18,541	20,084	20,332	20,297

Source: Offering Prospectus

FIGURE 4 - KEY RATIOS

Naugatuck Valley Financial	At March 31,	At December 31,				
	2010	2009	2008	2007	2006	2005
Performance Ratios:						
Return on average assets	0.22%	0.37%	-0.06%	0.33%	0.38%	0.62%
Return on average equity	2.45%	4.10%	-0.64%	2.77%	2.79%	3.66%
Interest rate spread (1)	3.38%	3.00%	2.88%	2.76%	3.07%	3.68%
Net interest margin (2)	3.45%	3.09%	3.02%	2.95%	3.26%	3.87%
Noninterest expense to average assets	2.75%	2.68%	2.66%	2.86%	3.03%	3.27%
Efficiency ratio (3)	75.43%	78.43%	101.28%	87.18%	85.93%	80.61%
Average int-earning assets to average int-bearing liabilities	103.54%	103.77%	104.46%	105.65%	107.18%	111.20%
Average equity to average assets	9.16%	8.97%	9.71%	11.80%	13.65%	16.87%
Asset Quality Ratios:						
Allowance for loan losses as a percent of total loans	0.99%	0.84%	0.66%	0.60%	0.67%	0.72%
Allowance for loan losses as a percent of nonperforming loans	43.00%	66.60%	107.13%	222.99%	103.03%	638.78%
Net charge-offs to average outstanding loans during the period	0.00%	0.00%	-0.01%	0.02%	0.00%	0.01%
Nonperforming loans as a percent of total loans	2.30%	1.26%	0.62%	0.27%	0.65%	0.11%
Nonperforming assets as a percent of total assets	2.00%	1.10%	0.50%	0.21%	0.49%	0.10%
Capital Ratios:						
Total equity to total assets	8.99%	9.03%	8.52%	10.91%	12.34%	14.34%
Tier 1 capital (to adjusted assets) (4)	7.74%	7.76%	7.58%	8.81%	9.53%	11.42%
Tier 1 capital (to risk-weighted assets) (4)	10.08%	10.16%	10.36%	12.22%	13.56%	17.07%
Total capital (to risk-weighted assets) (4)	11.19%	11.10%	11.09%	12.88%	14.29%	17.88%
Other Data:						
Deposit accounts	30,883	30,712	30,721	29,489	27,385	25,592
Offices	10	10	10	9	9	6

Southern Connecticut Bancorp	At March 31,	At December 31,				
	2010	2009	2008	2007	2006	2005
Performance Ratios:						
Return on average assets	0.05%	-2.24%	0.12%	-0.45%	-0.12%	-0.33%
Return on average equity	0.46%	-17.50%	0.68%	-2.80%	-0.58%	-1.38%
Interest rate spread (1)	3.42%	2.68%	3.31%	3.51%	3.81%	4.04%
Net interest margin (2)	4.07%	3.45%	4.46%	4.89%	5.27%	5.02%
Noninterest expense to average assets	4.42%	4.46%	5.28%	5.28%	5.57%	5.53%
Efficiency ratio (3)	101.08%	118.74%	94.40%	100.54%	97.62%	101.33%
Average int-earning assets to average int-bearing	143.93%	144.11%	155.03%	148.32%	160.56%	168.28%
Average equity to average assets	11.59%	12.79%	17.05%	15.99%	20.46%	23.66%
Asset Quality Ratios:						
Allowance for loan losses as a percent of total loans	2.36%	2.46%	1.31%	1.43%	1.39%	1.37%
Allowance for loan losses as a percent of nonperforming loans	45.03%	47.36%	99.44%	100.08%	351.99%	134.37%
Net charge-offs to average outstanding loans during the	0.00%	0.42%	0.36%	0.41%	0.05%	0.35%
Nonperforming loans as a percent of total loans	5.24%	5.19%	1.40%	1.43%	0.39%	1.02%
Nonperforming assets as a percent of total assets	4.49%	4.31%	1.10%	0.96%	0.24%	0.65%
Capital Ratios:						
Total equity to total assets	11.54%	11.56%	16.13%	15.38%	16.36%	22.92%
Tier 1 capital (to adjusted assets) (4)	11.53%	11.24%	15.64%	15.08%	17.56%	24.17%
Tier 1 capital (to risk-weighted assets) (4)	12.31%	11.99%	17.13%	18.80%	21.80%	29.17%
Total capital (to risk-weighted assets) (4)	13.57%	13.25%	18.46%	19.97%	22.96%	30.30%
Other Data:						
Deposit accounts	3,294	3,727	3,647	3,657	3,181	2,063
Offices	4	4	4	5	5	4

Source: Offering Prospectus

LOAN PORTFOLIO

The Bank's loan portfolio has increased by $48.9 million from December 31, 2005 to December 31, 2006, by $51.5 million from December 31, 2006 to December 31, 2007, by $72.1 million from December 31, 2007 to December 31, 2008 and by $41.3 million from December 31, 2008 to December 31, 2009. The Bank increased net loans by $7.5 million from December 31, 2009 to March 31, 2010. As a percent of assets, the loan portfolio has increased from 73.01% to 85.22% between December 31, 2005 and March 31, 2010, respectively.

The Target's loan portfolio has increased by $19.4 million from December 31, 2005 to December 31, 2006, by $10.7 million from December 31, 2006 to December 31, 2007, by $3.2 million from December 31, 2007 to December 31, 2008 and by $20.6 million from December 31, 2008 to December 31, 2009. The Target increased net loans by $3.4 million from December 31, 2009 to March 31, 2010. As a percent of assets, the loan portfolio has increased from 63.09% to 83.43% between December 31, 2005 and March 31, 2010, respectively.

Figure 5 - Net Loans Receivable Chart


Naugatuck Valley Financial
600,000
500,000
400,000
300,000
200,000
100,000
0
Loans receivable, net ($000s)
200.00%
180.00%
160.00%
140.00%
120.00%
100.00%
80.00%
60.00%
40.00%
20.00%
0.00%
Net loans / Total asset Ratio
$259,427
$308,376
$359,831
$431,976
$473,304
$480,841
73.01%
74.51%
77.80%
80.68%
84.98%
85.22%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010
Loans receivable, net
Net loans / Total assets


Southern Connecticut Bancorp
120,000
100,000
80,000
60,000
40,000
20,000
0
Loans receivable, net ($000s)
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
Net loans / Total asset Ratio
$55,882
$75,306
$85,995
$89,241
$109,865
$113,217
63.09%
77.66%
81.92%
83.43%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010
Loans receivable, net
Net loans / Total assets

Source: Offering Prospectus

Since December 31, 2005, the Bank's loan portfolio composition has shifted toward multi-family and commercial real estate and commercial loans and has shifted away from one-to-four-family residential real estate and home equity loans.

FIGURE 6 - LOAN MIX AS OF MARCH 31, 2010

Naugatuck Valley Financial ($000s)	At March 31, 2010		At December 31, 2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:												
One-to four-family	$ 230,913	47.24%	$ 229,693	47.74%	$ 216,201	49.51%	$ 193,787	53.24%	$ 179,374	57.27%	$ 156,900	59.44%
Multi-family and commercial	153,159	31.33%	134,931	28.05%	106,028	24.28%	70,051	19.25%	45,879	14.65%	33,608	12.73%
Construction	35,318	7.23%	46,298	9.62%	50,596	11.59%	41,041	11.27%	30,124	9.62%	24,943	9.45%
Total real estate loans	419,390	85.80%	410,922	85.41%	372,825	85.38%	304,879	83.76%	255,377	81.54%	215,451	81.62%
Consumer loans:												
Savings accounts	2,585	0.53%	1,113	0.23%	1,093	0.25%	1,272	0.35%	634	0.20%	785	0.30%
Personal	207	0.04%	256	0.05%	262	0.06%	302	0.08%	275	0.09%	212	0.08%
Automobile	203	0.04%	230	0.05%	271	0.06%	327	0.09%	186	0.06%	160	0.06%
Home equity	36,161	7.40%	37,276	7.75%	39,655	9.08%	40,517	11.13%	43,220	13.80%	37,628	14.25%
Total consumer loans	39,156	8.01%	38,875	8.08%	41,281	9.45%	42,418	11.65%	44,315	14.15%	38,785	14.69%
Commercial and industrial	30,278	6.19%	31,325	6.51%	22,567	5.17%	16,690	4.59%	13,508	4.31%	9,728	3.69%
Total loans	**488,824**	**100%**	**481,122**	**100%**	**436,673**	**100%**	**363,987**	**100%**	**313,200**	**100%**	**263,964**	**100%**
Less:												
Deferred loan origination costs (fees), net	(501)		(486)		(529)		(461)		(410)		(401)	
Allowance for loan losses	(4,795)		(3,996)		(2,869)		(2,163)		(2,071)		(1,878)	
Undisbursed construction loans	(2,687)		(3,336)		(1,299)		(1,532)		(2,343)		(2,258)	
Net loans	**$ 480,841**		**$ 473,304**		**$ 431,976**		**$ 359,831**		**$ 308,376**		**$ 259,427**	

Southern Connecticut Bancorp ($000s)		At March 31, 2010		At December 31, 2009	
		Amount	Percent	Amount	Percent
Commercial loans secured by RE	$	64,811	55.83%	$ 63,837	56.60%
Commercial loans		46,363	39.94%	43,893	38.92%
Construction loans		4,543	3.91%	4,608	4.09%
Consumer installment loans		367	0.32%	449	0.40%
Total Loans	**$**	**116,084**	**100.00%**	**$ 112,786**	**100.00%**

ce: Offering Prospectus

The two large components in the Bank's loan portfolio are 1-4 family residential loans, which account for 47.24% of the portfolio mix at March 31, 2010, and multi-family and commercial real estate loans, which account for 31.33% of the portfolio mix at March 31, 2010.

The Target's loan portfolio was heavily weighted in loans secured by commercial real estate as well as a moderate concentration in commercial and industrial loans at March 31, 2010.

FIGURE 7 - LOAN MIX AT MARCH 31, 2010


Naugatuck Valley Financial
Commercial and Industrial 6.19%
Consumer 0.61%
Home Equity 7.40%
One-to Four-Family 47.24%
Construction 7.23%
Multi-family and Commercial 31.33%


Southern Connecticut Bancorp
Consumer installment loans 0.32%
Construction loans 3.91%
Commercial loans 39.94%
Commercial loans secured by RE 55.83%

Source: Offering Prospectus

INVESTMENTS

The Bank's investment portfolio decreased $21.2 million between December 31, 2005 and March 31, 2010. The Target's investment portfolio decreased $7.2 million between December 31, 2005 and March 31, 2010.

FIGURE 8 - SECURITIES CHART


Naugatuck Valley Financial
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$-
Total investments, amortized cost ($000s)
$63,049
$70,267
$66,454
$63,844
$39,074
$41,805
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010


Southern Connecticut Bancorp
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
Total investments, amortized cost ($000s)
$9,973
$8,055
$5,266
$5,130
$2,220
$2,735
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010

Source: Offering Prospectus

INVESTMENTS AND MORTGAGE-BACKED SECURITIES

The following table sets forth the amortized cost and fair values of the Bank's securities portfolio at the dates indicated. All of the securities were classified as available-for-sale at the dates indicated. The portfolio is predominately agency sponsored MBS.

FIGURE 9 – INVESTMENT MIX

Naugatuck Valley Financial	At March 31, 2010		At December 31, 2009		2008		2007	
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale Securities								
U.S. Government and agency obligations	$ 1,527	$ 1,587	$ 1,529	$ 1,583	$ 1,537	$ 1,604	$ 2,749	$ 2,744
Mortgage-backed securities	26,176	27,216	23,561	24,500	42,297	43,030	31,352	31,261
Collateralized mortgage obligations	3,125	3,028	3,091	3,000	3,339	3,183	3,547	3,494
Municipal obligations	-	-	-	-	8,888	8,993	14,092	14,075
Money market preferred obligations	8,200	7,868	8,200	7,880	9,273	6,744	12,700	12,700
Corporate obligations	1,000	733	1,000	660	1,000	290	1,000	990
Held-to-maturity securities:								
U.S. Government and agency obligations	1,373	1,398	1,451	1,475	-	-	1,000	998
Interest-bearing balances	-	-	-	-	-	-	190	190
Total	**$ 41,401**	**$ 41,830**	**$ 38,832**	**$ 39,098**	**$ 66,334**	**$ 63,844**	**$ 66,630**	**$ 66,452**

Southern Connecticut Bancorp	At March 31, 2010
($000s)	Amortized Cost
U.S. Government sponsored agency obligations	$ 956
U.S. Treasury bills	1,700
Mortgage-backed securities	80
Total	**$ 2,735**

Source: Offering Prospectus

ASSET QUALITY

The Bank's nonperforming assets increased to $11.3 million at March 31, 2010 from $341 thousand at December 31, 2005. The Bank's nonperforming asset to total assets ratio increased from 0.10% at December 31, 2005 to 2.00% at March 31, 2009.

The Target's nonperforming asset to total assets ratio increased from 0.65% at December 31, 2005 to 4.47% at March 31, 2009.

FIGURE 10 - ASSET QUALITY CHART


Naugatuck Valley Financial
Total nonperforming assets ($000s)
12,000
10,000
8,000
6,000
4,000
2,000
0
Total nonperforming assets to total assets (%)
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
$341
$2,010
$970
$2,678
$6,140
$11,270
0.10%
0.49%
0.21%
0.50%
1.10%
2.00%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010
Total nonperforming assets
Total nonperforming assets to total assets

Source: Offering Prospectus

At March 31, 2010, the Bank's nonperforming loans to total loan ratio was 2.30% and the nonperforming assets to total assets ratio was 2.00%. The largest increases in the portfolio were multi-family and commercial real estate. Nonperforming one-to-four-family real estate loans increased by $422 thousand from December 31, 2009 to March 31, 2010. Nonperforming multi-family and commercial real estate increased by $3.7 million from December 31, 2009 to March 31, 2010. Nonperforming construction loans increased $25 thousand from December 31, 2009 to March 31 2010.

FIGURE 11 - NONPERFORMING LOANS

Naugatuck Valley Financial	March 31,	At December 31,				
($000s)	2010	2009	2008	2007	2006	2005
Nonaccrual loans:						
One- to four-family	$ 2,248	$ 1,826	$ 1,100	$ 422	$ 423	$ 165
Construction	4,331	1,250	370	-	1,036	-
Multi-family and commercial real estate	2,734	2,114	1,001	356	352	120
Commercial business	477	452	142	144	142	9
Consumer	170	358	65	48	57	-
Total non performing loans	9,960	6,000	2,678	970	2,010	294
Troubled debt restructurings	1,190	-	-	-	-	-
Foreclosed real estate	120	140	-	-	-	47
Total nonperforming assets	$ 11,270	$ 6,140	$ 2,678	$ 970	$ 2,010	$ 341
Total nonperforming loans to total loans	2.30%	1.26%	0.62%	0.27%	0.65%	0.11%
Total nonperforming loans to total assets	1.98%	1.08%	0.50%	0.21%	0.49%	0.08%
Total nonperforming assets to total assets	2.00%	1.10%	0.50%	0.21%	0.49%	0.10%

Southern Connecticut Bancorp	**March 31,**	**At December 31,**	
($000s)	**2010**	**2009**	**2008**
Non-accrual loans	$ 5,713	$ 5,363	$ 882
Accruing loans contractually past due 90 days or more			
Loans past due 90 days or more and still accruing	211	484	196
Matured loans pending renewal and still accruing	146	-	189
Total	$ 358	$ 484	$ 384

Source: Offering Prospectus

FIGURE 12 - ALLOWANCE FOR POSSIBLE LOAN AND LEASE LOSSES CHART


Naugatuck Valley Financial
6,000
5,000
4,000
3,000
2,000
1,000
0
Allowance for loan and lease loss - ALLL - ($000s)
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
ALLL / Loans (%)
1,878
2,071
2,163
2,869
3,996
4,795
0.72%
0.67%
0.60%
0.66%
0.84%
0.99%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010
ALLL
ALLL to Loans


Southern Connecticut Bancorp
3,000
2,500
2,000
1,500
1,000
500
0
Allowance for loan and lease loss - ALLL - ($000s)
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
ALLL / Loans (%)
1.37%
1.39%
1.43%
1,183
1.31%
2,769
2.46%
2,734
2.36%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010
ALLL
ALLL to Loans, gross

Source: Offering Prospectus

FUNDING COMPOSITION

The Bank experienced deposit growth of $147.2 million between December 31, 2005 and March 31, 2010 as deposits increased from $240.8 million to $388.1 million. Borrowings trended upward between December 31, 2005 and March 31, 2010 as well, due to the Bank implementing leverage strategies. As of March 31, 2009, the Bank had outstanding borrowings of $120.3 million.

The Target's deposits fluctuated from December 31, 2005 through March 31, 2010, increasing a total of $52.3 over the time period from $65.3 to a total of $117.7. Borrowing levels trended downward, decreasing $1.2 million from $2.6 million to $1.4 million.

FIGURE 13 - DEPOSIT AND BORROWING TREND CHART


Naugatuck Valley Financial
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
Total deposits ($000s)
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
Total borrowed funds ($000s)
$240,846
$289,198
$321,398
$363,026
$380,931
$388,077
57,059
68,488
85,107
119,148
118,984
120,933
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010
Total deposits
Total borrowed funds


Southern Connecticut Bancorp
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
Total deposits ($000s)
3,000
2,500
2,000
1,500
1,000
500
-
Total borrowed funds ($000s)
$65,280
$101,274
$107,422
$93,970
$117,556
$117,687
2,553
2,072
1,730
1,395
1,470
1,382
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010
Total deposits
Total borrowed funds

Source: Offering Prospectus

The following chart illustrates the Bank's deposit mix as of March 31, 2010. The two largest components of the deposit mix are certificates of deposit and savings accounts.

FIGURE 14 - DEPOSIT MIX


Naugatuck Valley Financial
Money market savings accounts 7.00%
Checking and NOW accounts 14.80%
Certificate accounts 60.55%
Regular savings accounts 17.65%
Southern Connecticut Bancorp
Non Interest Bearing Checking 23.02%
Time Deposits 46.56%
Interest Bearing Checking, Money Market & Savings 30.42%

Source: Offering Prospectus

Asset/Liability Management

The following table, which is based on information that the Bank provided to the Office of Thrift Supervision, presents the change in the net portfolio value of the Bank at March 31, 2010 (the latest date for which the information is available) that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that the Bank might take to counteract that change. The Bank's interest rate risk position is considered to be "Minimum Risk" according to TB-13a.

Figure 15 – Interest Rate Risk

Naugatuck Valley Financial	Net Portfolio Value			Portfolio Value of Assets	
Basis point ("bp") Change in rates	Amount	Change	% Change	NPV Ratio	Change (bp)
		($000s)			
300	$ 36,150	(22,289)	-38.14%	6.58%	(338)
200	44,660	(13,779)	-23.58%	7.93%	(203)
100	52,573	(5,866)	-10.04%	9.13%	(83)
50	55,902	(2,537)	-4.34%	9.61%	(35)
0	58,439	-	0.00%	9.96%	-
-50	59,677	1,238	2.12%	10.10%	14
-100	59,827	1,388	2.38%	10.08%	12

Source: Offering Prospectus

NET WORTH AND CAPITAL

At March 31, 2010 the Bank and the Target had capital in excess of the minimum requirements for all capital ratios.

FIGURE 16 - CAPITAL ANALYSIS

Naugatuck Valley Financial	Naugatuck Valley Financial Corporation (MHC)		Naugatuck Valley Savings & Loan (MHC)	
March 31, 2010	Actual	Capital Adequacy Target Ratio	Actual	Capital Adequacy Target Ratio
Total Capital to Risk Weighted Assets	NA	8.00%	11.19%	8.00%
Tier 1 Capital to Risk Weighted Assets	NA	4.00%	10.08%	4.00%
Tier 1 (leverage) Capital Ratio to Average Assets	NA	4.00%	7.74%	4.00%

Southern Connecticut Bancorp	Southern Connecticut Bancorp		The Bank of Southern Connecticut	
March 31, 2010	Actual	Capital Adequacy Target Ratio	Actual	Capital Adequacy Target Ratio
Total Capital to Risk Weighted Assets	13.57%	8.00%	12.73%	8.00%
Tier 1 Capital to Risk Weighted Assets	12.31%	4.00%	11.47%	4.00%
Tier 1 (leverage) Capital Ratio to Average Assets	11.53%	4.00%	10.75%	4.00%

Source: Offering Prospectus

PROFITABILITY TRENDS

Net income trended downward between the twelve months ended December 31, 2005 and the twelve months ended December 31, 2008. For the twelve months ended December 31, 2009, the Bank achieved $2.0 million in net income, which represents an increase over the twelve months ended December 31, 2005. In the first three months of 2010, the Bank achieved $314 thousand in net income.

The Target's net income has been historically negative and it achieved modest profitability only once from December 31, 2005 to December 2009. In the first three months of 2010, the Target achieved $18 thousand of net income.

FIGURE 17 - NET INCOME CHART


Naugatuck Valley Financial
Twelve Months Ended
Three Months Ended
Net income (loss) ($000s)
$2,500
$2,000
$1,500
$1,000
$500
$0
($500)
$1,905
$1,448
$1,420
$(312)
$1,993
$314
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010


Southern Connecticut Bancorp
Twelve Months Ended
Three Months Ended
Net income (loss) ($000s)
$1,000
$500
$0
($500)
($1,000)
($1,500)
($2,000)
($2,500)
($3,000)
($3,500)
$(278)
$(118)
$(574)
$134
$(2,907)
$18
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010

Source: Offering Prospectus

The net interest spread and margin increased between the three months ended March 31, 2009 and the three months ended March 31, 2010. The increase was primarily attributable to the cost of funds decreasing at a faster rate compared to the yield on earning assets.

FIGURE 18 - AVERAGE YIELDS AND COSTS

Naugatuck Valley Financial	Three Months Ended March 31,					
	2010			2009		
Dollars in thousands	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Interest-earning assets:						
Loans	$ 475,011	$ 6,684	5.63%	$ 434,724	$ 6,378	5.87%
Fed Funds sold	4,128	1	0.10%	11,444	3	0.10%
Investment securities	39,873	458	4.59%	59,580	707	4.75%
Federal Home Loan Bank stock	6,252	-	0.00%	6,252	-	0.00%
Total interest-earning assets	525,264	7,143	5.44%	512,000	7,088	5.54%
Noninterest-earning assets	35,369			30,706		
Total assets	$ 560,633			$ 542,706		
Interest-bearing liabilities:						
Certificate accounts	$ 233,657	$ 1,658	2.84%	240,824	$ 2,096	3.48%
Regular savings accounts and escrow	68,421	85	0.50%	53,515	96	0.72%
Checking and NOW accounts	56,269	11	0.08%	57,643	12	0.08%
Money market savings accounts	25,881	57	0.88%	25,137	96	1.53%
Total interest-bearing deposits	384,228	1,811	1.89%	377,119	2,300	2.44%
FHLB advances	109,895	772	2.81%	115,332	1,105	3.83%
Other borrowings	13,170	32	0.97%	1,784	10	2.24%
Total interest-bearing liabilities	507,293	2,615	2.06%	494,235	3,415	2.76%
Noninterest-bearing liabilities	1,999			1,898		
Total liabilities	509,292			496,133		
Stockholders' equity	51,341			46,573		
Total liabilities and stockholders' equity	$ 560,633			$ 542,706		
Net interest income		$ 4,528			$ 3,673	
Interest rate spread			3.38%			2.77%
Net interest margin			3.45%			2.87%
Average interest-earning assets to average interest-bearing liabilities			103.54%			103.59%

Source: Offering Prospectus

Southern Connecticut Bancorp	Three Months Ended March 31,					
	2010			2009		
Dollars in thousands	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Interest-earning assets:						
Loans (1)(2)	$ 115,179	$ 1,741	6.13%	$ 89,799	$ 1,458	6.58%
Short-term and other investments	11,659	23	0.80%	11,433	48	1.70%
Investments	2,718	7	1.04%	5,151	59	4.65%
Federal funds sold	-	-	0.00%			
Total interest-earning assets	129,556	1,771	5.54%	106,383	1,565	5.97%
Cash and due from banks	3,811			4,149		
Premises and equipment, net	2,460			2,727		
Allowance for loan losses	(2,774)			(1,232)		
Other	2,768			2,237		
Total Non interest-earning assets	6,265			7,881		
Total assets	$ 135,821			$ 114,264		
Interest-bearing liabilities:						
Time certificates	$ 51,586	$ 331	2.60%	$ 35,690	$ 300	3.41%
Savings deposits	2,377	4	0.68%	1,478	5	1.37%
Money market/checking deposits	33,534	90	1.09%	32,054	144	1.82%
Capital lease obligations	1,175	44	15.19%	1,180	44	15.12%
Repurchase agreements	1,343	2	0.60%	450	1	0.90%
Total interest bearing liabilities	90,015	471	2.12%	70,852	494	2.83%
Non-interest bearing deposits	29,115			23,942		
Accrued expenses and other liabilities	945			1,016		
Total Noninterest-bearing liabilities	30,060			24,958		
Total liabilities	120,075			95,810		
Stockholders' equity	15,746			18,454		
Total liabilities and stockholders' equity	$ 135,821			$ 114,264		
Net interest income		$ 1,300			$ 1,071	
Interest rate spread			3.42%			3.14%
Net interest margin			4.07%			4.08%
Average interest-earning assets to average interest-bearing liabilities			143.93%			150.15%

Source: Offering Prospectus

The Banks' spread and margin trended downward between December 31, 2005 and December 31, 2007, however from December 31, 2008 through March 31, 2010, the Bank's spread and margin increased as rates decreased. The Target's spread and margin decreased from December 31, 2005 to December 31, 2009 but increased in the first quarter of 2010.

FIGURE 19 - SPREAD AND MARGIN CHART


Naugatuck Valley Financial
Twelve Months Ended
Three Months Ended
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3.87%
3.68%
3.26%
3.07%
2.95%
2.76%
3.02%
2.88%
3.09%
3.00%
3.45%
3.38%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010
Spread
Margin


Southern Connecticut Bancorp
Twelve Months Ended
Three Months Ended
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
5.02%
5.27%
4.89%
4.46%
3.45%
4.07%
4.04%
3.81%
3.51%
3.31%
2.68%
3.42%
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
3/31/2010
Spread
Margin

Source: Offering Prospectus

FIGURE 20 - INCOME STATEMENT TRENDS

Naugatuck Valley Financial	For the Twelve Months Ended March 31,		For the Twelve Months Ended December 31,				
Selected Financial Condition ($000s)	2010	2009	2009	2008	2007	2006	2005
Interest income	$ 7,143	$ 7,088	$ 28,291	$ 28,203	$ 25,030	$ 20,750	$ 15,908
Interest expense	2,615	3,415	12,537	13,904	13,174	9,350	4,941
Net interest income	4,528	3,673	15,754	14,299	11,856	11,400	10,967
Provision (credit) for loan losses	809	285	1,144	675	151	192	32
Net interest income after provision (credit) for loan losses	3,719	3,388	14,610	13,624	11,705	11,208	10,935
Noninterest income	571	706	2,742	(1,048)	2,354	1,948	1,517
Noninterest expense	3,854	3,598	14,541	13,454	12,422	11,504	10,097
(Loss) income before income tax (benefit) expense	436	496	2,811	(878)	1,637	1,652	2,355
Income tax (benefit) expense	122	127	818	(566)	217	204	450
Net (loss) income (1)	$ 314	$ 369	$ 1,993	$ (312)	$ 1,420	$ 1,448	$ 1,905

Southern Connecticut Bancorp	For the Twelve Months Ended March 31,		For the Twelve Months Ended December 31,				
Selected Financial Condition ($000s)	2010	2009	2009	2008	2007	2006	2005
Interest income	$ 1,771	$ 1,565	$ 6,426	$ 7,000	$ 9,143	$ 7,080	$ 5,179
Interest expense	471	494	2,172	2,240	3,378	2,223	1,152
Net interest income	1,300	1,071	4,254	4,760	5,765	4,857	4,027
Provision (credit) for loan losses	(34)	2,146	1,992	226	538	253	216
Net interest income after provision (credit) for loan losses	1,334	(1,075)	2,262	4,534	5,227	4,604	3,811
Noninterest income	184	163	629	1,667	960	804	630
Noninterest expense	1,500	1,396	5,798	6,067	6,761	5,526	4,719
(Loss) income before income tax (benefit) expense	18	(2,308)	(2,907)	134	(574)	(118)	(278)
Income tax (benefit) expense	-	-	-	-	-	-	-
Net (loss) income (1)	$ 18	$ (2,308)	$ (2,907)	$ 134	$ (574)	$ (118)	$ (278)

Source: Offering Prospectus

Legal Proceedings

Periodically, there have been various claims and lawsuits against the Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank hold security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. The Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on its financial condition, results of operations or cash flows.

Subsidiaries

Naugatuck Valley Savings and Loan is the wholly-owned subsidiary of Naugatuck Financial Corporation.

Bank of Southern Connecticut is the wholly-owned subsidiary of Southern Connecticut Bancorp.

2. Market Area Analysis

Connecticut Market Area:

The Bank is headquartered in Naugatuck, Connecticut, which is located in southwestern Connecticut approximately six miles south of Waterbury and 26 miles north of Bridgeport. In addition to its main office, it operates nine branch offices in the greater Naugatuck Valley market which is considered the Bank's market area. The greater Naugatuck Valley market encompasses the communities in the central and lower Naugatuck Valley regions in New Haven County, where the main office and eight of its branch offices are located, and Fairfield County, where one of its branch offices is located. The economy in the market area is primarily oriented to the service, retail, construction, and manufacturing industries.

The Target serves the Greater New Haven Market, which is comprised of the communities located in and around New Haven County in Southern Central Connecticut. The Greater New Haven Market is located in the center of, and is a critical component of, the commercial activity of the northeast corridor in New England. The market focus resides in the busy transportation and commercial area between New York City to the south, Hartford to the north, Providence to the east, and Boston to the northeast. The diversified economic base of this market region includes pharmaceutical, advanced manufacturing, healthcare, defense, technology, service and energy companies. The region is also one of New England's most popular tourist destinations, featuring popular shoreline and heritage sites. In addition, Southern Connecticut Bancorp's headquarters is located in downtown New Haven, in the area of Yale University's campus.

The following tables provide deposit and demographic data for the Bank's market area.

FIGURE 21 – DEPOSIT AND DEMOGRAPHIC DATA FOR NEW HAVEN, CT

Demographic Summary: New Haven, CT	Base 2000	Current 2009	Projected 2014	% Change 2000 - 2009	% Change 2009 - 2014
Total Population (actual)	824,008	848,827	857,643	3.01	1.04
0-14 Age Group (%)	20.55	19.05	18.85	(4.48)	(0.03)
15-34 Age Group (%)	26.24	25.78	26.41	1.22	3.51
35-54 Age Group (%)	30.02	28.84	26.20	(1.05)	(8.22)
55-69 Age Group (%)	12.11	15.65	17.64	33.10	13.86
70+ Age Group (%)	11.08	10.68	10.91	(0.73)	3.20
Median Age (actual)	37.00	39.10	39.20	5.68	0.26
Total Households (actual)	319,040	329,253	333,263	3.20	1.22
< $25K Households (%)	25.33	18.98	17.24	(22.67)	(8.06)
$25-49K Households (%)	25.67	20.72	20.65	(16.70)	0.90
$50-99K Households (%)	33.22	38.37	40.70	19.20	7.35
$100K+ Households (%)	15.78	21.93	21.41	43.40	(1.19)
Average Household Income ($)	62,220	77,965	80,512	25.31	3.27
Median Household Income ($)	48,834	62,319	66,012	27.61	5.93
Per Capita Income ($)	24,439	30,751	31,856	25.83	3.59

Source: SNL Financial & ESRI

FIGURE 22 – DEPOSIT AND DEMOGRAPHIC DATA FOR FAIRFIELD, CT

Demographic Summary: Fairfield, CT	Base 2000	Current 2009	Projected 2014	% Change 2000 - 2009	% Change 2009 - 2014
Total Population (actual)	882,567	908,106	914,371	2.89	0.69
0-14 Age Group (%)	21.92	21.49	20.73	0.88	(2.92)
15-34 Age Group (%)	24.04	23.05	24.34	(1.32)	6.33
35-54 Age Group (%)	31.52	30.56	27.50	(0.23)	(9.40)
55-69 Age Group (%)	12.74	15.21	17.26	22.85	14.23
70+ Age Group (%)	9.78	9.68	10.17	1.84	5.82
Median Age (actual)	37.30	39.20	39.70	5.09	1.28
Total Households (actual)	324,232	331,823	333,893	2.34	0.62
< $25K Households (%)	17.98	12.88	11.70	(26.70)	(8.57)
$25-49K Households (%)	20.64	15.20	15.55	(24.64)	2.92
$50-99K Households (%)	30.35	28.31	26.37	(4.53)	(6.28)
$100K+ Households (%)	31.03	43.61	46.38	43.84	7.02
Average Household Income ($)	103,255	128,398	136,054	24.35	5.96
Median Household Income ($)	64,876	87,897	92,333	35.48	5.05
Per Capita Income ($)	38,350	47,227	50,031	23.15	5.94

Source: SNL Financial & ESRI

3. Comparisons with Publicly Traded Thrifts

INTRODUCTION

This section presents an analysis of the Bank's operations against a selected group ("Comparable Group") of publicly traded thrifts. The Comparable Group was selected based upon similarity of characteristics to the Bank. The Comparable Group multiples provide the basis for the valuation of the Bank.

Factors that influence the Bank's value such as balance sheet structure and size, profitability, income and expense trends, capital levels, credit risk, and recent operating results can be measured against the Comparable Group. The Comparable Group's current market pricing, coupled with the appropriate aggregate adjustment for differences between the Bank and the Comparable Group, will then be utilized as the basis for the pro forma valuation of the Bank's to-be-issued common stock.

SELECTION CRITERIA

The goal of the selection criteria process is to find those institutions with characteristics that most closely match those of the Bank. In an ideal world, all of the Comparable Group would contain the exact characteristics of the Bank. However, none of the Comparables selected will be exact clones of the Bank.

As of the date of this appraisal, there are a total of 256 thrifts that trade on public exchanges or are private companies. There are 144 traded on the NYSE, NASDAQ or AMEX. FinPro limited the Comparable Group to institutions whose common stock is listed on a major exchange, (defined as the NYSE, NASDAQ or AMEX) since these companies tend to trade regularly. FinPro believes that thrifts that trade over-the-counter, as pink sheets, or private companies are inappropriate for the Comparable Group, due to irregular trading activity and wide bid/ask spreads, which may skew the trading value and make trading multiples less reliable as an indicator of value.

Institutions that were structured as Mutual Holding Companies (MHC's) were eliminated. 38 institutions were eliminated due to the MHC structure, leaving 106 remaining institutions.

Institutions outside of the New England region were eliminated. 90 institutions were eliminated due to being outside the target region.

Of the 16 remaining institutions, 6 institutions were eliminated due to their size. An institution was eliminated if total assets were below $450 million or above $1.6 billion.

The remaining 10 institutions were deemed acceptable Comparables.

Using the criteria established, the Comparable Group was created. It is important to note that none of the Comparables will be identical clones of the Bank, and as such, subjective adjustments will have to be made. A variance to the Comparable median was established for each data field.

FIGURE 23 - COMPARABLE GROUP

		Corporate				
Ticker	**Short Name**	**Exchange**	**City**	**State**	**Number of Offices**	**IPO Date**
	Comparable Thrift Data					
CEBK	Central Bancorp, Inc.	NASDAQ	Somerville	MA	11	10/24/1986
CBNK	Chicopee Bancorp, Inc.	NASDAQ	Chicopee	MA	8	07/20/2006
HBNK	Hampden Bancorp, Inc.	NASDAQ	Springfield	MA	9	01/17/2007
HIFS	Hingham Institution for Savings	NASDAQ	Hingham	MA	10	12/20/1988
LEGC	Legacy Bancorp, Inc.	NASDAQ	Pittsfield	MA	20	10/26/2005
LSBX	LSB Corporation	NASDAQ	North Andover	MA	8	05/02/1986
NHTB	New Hampshire Thrift Bancshares, Inc.	NASDAQ	Newport	NH	27	05/27/1986
NFSB	Newport Bancorp, Inc.	NASDAQ	Newport	RI	6	07/07/2006
UBNK	United Financial Bancorp, Inc.	NASDAQ	West Springfield	MA	24	12/04/2007
WFD	Westfield Financial, Inc.	NASDAQ	Westfield	MA	11	01/04/2007
	Average					
	Median					
	Maximum					
	Minimum					
	Pro-forma Results*				14	
	Pro-forma Variance to the Comparable Median					
NVSL	Naugatuck Valley Financial Corporation (MHC)	NASDAQ	Naugatuck	CT	10	10/1/2004
SSE	Southern Connecticut Bancorp, Inc.	NYSE Amex	New Haven	CT	4	7/6/2001
	NVSL Variance to the Comparable Median					
	SSE Variance to the Comparable Median					

* Does not include adjustments resulting from the Second Step Transaction

OVERVIEW OF THE COMPARABLES

The members of the Comparable Group were reviewed against the Bank to ensure comparability based upon the following criteria:

1. Asset size
2. Profitability
3. Capital Level
4. Balance Sheet Mix
5. Operating Strategy
6. Date of conversion

1. Asset Size Ideally, the Comparable Group should have a similar asset size to the Bank. The Comparable Group ranged in size from $456.6 million to $1.5 billion in total assets with a median of $872.6 million. The Bank's pro forma asset size, prior to the capital raise, was $696.9 million as of March 31, 2010. At the pro forma midpoint of the offering range including the merger, the Bank is expected to have assets of $723.0 million.

2. Profitability The Comparable Group had a median core ROAA of 0.49% and a median core ROAE of 3.10% for the last twelve months. The pro forma Bank, prior to the capital raise, had a core ROAA of 0.~~01~~23% and a core ROAE of ~~0.17~~2.60% for the twelve months ended March 31, 2010. On a pro forma basis including the conversion, the Bank's core ROAA and core ROAE are 0.20% and 1.67%, respectively.

3. Capital Level The Comparable Group had a median tangible equity to tangible assets ratio of 11.36% with a high of 20.47% and a low of 6.60%. At March 31, 2010, the pro forma Bank, prior to the capital raise, had a tangible equity to tangible assets ratio of 8.01%. At the midpoint of the conversion and including the merger, the Bank would have a pro forma tangible equity to tangible assets ratio of 11.35%.

4. Balance Sheet Mix At March 31, 2010, the pro forma Bank, prior to the capital raise, had a loan to asset ratio of 85.87%. The median loan to asset ratio for the Comparables was 72.48%, ranging from a low of 38.96% to a high of 85.08%. On the liability side, the pro forma Bank's, prior to the capital raise, deposit to asset ratio was 72.72% at March 31, 2010 while the Comparable median was 67.15%, ranging from 55.12% to 74.88%. The pro forma Bank's borrowing to asset ratio prior to the capital raise of 17.38% is slightly below the Comparable median of 20.36%.

5. Operating Strategy An institution's operating characteristics are important because they determine future performance. Operational strategy also affects expected rates of return and investors' general perception of the quality, risk and attractiveness of a given company. Specific operating characteristics include profitability, balance sheet growth, asset quality, capitalization and non-financial factors such as management strategies and lines of business.

6. Date of Conversion Recent conversions, were excluded since the earnings of a newly converted institution do not reflect the reinvestment of conversion proceeds. Additionally, new issues tend to trade at a discount to the market averages.

The following table represents key financial indicators for the Bank and the Comparable Group.

FIGURE 24 - KEY FINANCIAL INDICATORS

	NVSL at or for the Twelve Months Ended 3/31/10	SSE at or for the Twelve Months Ended 3/31/10	Pro-forma* at or for the Twelve Months Ended 3/31/10	Comparable Group Median Last Twelve Months
Balance Sheet Data				
Gross Loans to Deposits	125.14	98.52	118.08	105.78
Total Net Loans to Assets	86.07	85.44	85.87	72.48
Securities to Assets	8.52	2.06	7.31	20.55
Deposits to Assets	68.78	86.72	72.72	67.15
Borrowed Funds to Assets	21.43	1.02	17.38	20.36
Balance Sheet Growth				
Asset Growth Rate	3.96	19.71	6.25	3.74
Loan Growth Rate	9.59	28.91	12.82	2.86
Deposit Growth Rate	2.20	24.57	6.86	7.52
Capital				
Equity to Assets	8.99	11.54	8.65	11.91
Tangible Equity to Tangible Assets	8.98	11.54	8.01	11.36
Intangible Assets to Equity	0.15	-	0.70	-
Regulatory Core Capital to Assets	7.74	10.75	6.61	12.51
Equity + Reserves to Assets	9.84	13.56	9.34	12.71
Asset Quality				
Non-Performing Loans to Loans	2.30	4.93	2.21	1.48
Reserves to Non-Performing Loans	43.00	47.86	36.20	62.82
Non-Performing Assets to Assets	2.00	4.21	1.92	1.28
Non-Performing Assets to Equity	22.22	36.47	22.16	11.22
Reserves to Loans	0.99	2.36	0.80	1.13
Reserves to Non-Performing Assets + 90 Days De	42.55	45.03	34.94	60.13
Profitability				
Return on Average Assets	0.35	(0.43)	0.01	0.39
Return on Average Equity	3.94	(3.66)	0.10	2.35
Core Return on Average Assets	0.36	(0.43)	0.01	0.49
Core Return on Average Equity	4.02	(3.66)	0.17	3.10
Income Statement				
Yield on Average Earning Assets	5.52	5.04	5.41	5.10
Cost of Average Interest Bearing Liabilities	2.37	1.64	2.10	2.64
Net Interest Spread	3.15	2.65	2.95	2.52
Net Interest Margin	3.24	3.40	3.31	3.22
Noninterest Income to Average Assets	0.44	0.46	0.48	0.48
Noninterest Expense to Average Assets	2.66	4.38	3.37	2.70
Efficiency Ratio	76.16	110.99	84.55	73.69
Overhead Ratio	72.74	112.52	97.57	69.71

* Does not include adjustments resulting from the Second Step

	NVSL at or for the Twelve Months Ended 3/31/10	SSE at or for the Twelve Months Ended 3/31/10	Pro-forma* at or for the Twelve Months Ended 3/31/10	Comparable Group Median Last Twelve Months
Balance Sheet Data				
Gross Loans to Deposits	125.14	98.52	118.08	105.78
Total Net Loans to Assets	86.07	85.44	85.87	72.48
Securities to Assets	8.52	2.06	7.31	20.55
Deposits to Assets	68.78	86.72	72.72	67.15
Borrowed Funds to Assets	21.43	1.02	17.38	20.36
Balance Sheet Growth				
Asset Growth Rate	3.96	19.71	6.25	3.74
Loan Growth Rate	9.59	28.91	12.82	2.86
Deposit Growth Rate	2.20	24.57	6.86	7.52
Capital				
Equity to Assets	8.99	11.54	8.65	11.91
Tangible Equity to Tangible Assets	8.98	11.54	8.01	11.36
Intangible Assets to Equity	0.15	-	0.70	-
Regulatory Core Capital to Assets	7.74	10.75	6.61	12.51
Equity + Reserves to Assets	9.84	13.56	9.34	12.71
Asset Quality				
Non-Performing Loans to Loans	2.30	4.93	2.21	1.48
Reserves to Non-Performing Loans	43.00	47.86	36.20	62.82
Non-Performing Assets to Assets	2.00	4.21	1.92	1.28
Non-Performing Assets to Equity	22.22	36.47	22.16	11.22
Reserves to Loans	0.99	2.36	0.80	1.13
Reserves to Non-Performing Assets + 90 Days De	42.55	45.03	34.94	60.13
Profitability				
Return on Average Assets	0.35	(0.43)	0.01	0.39
Return on Average Equity	3.94	(3.66)	0.10	2.35
Core Return on Average Assets	0.36	(0.43)	0.23	0.49
Core Return on Average Equity	4.02	(3.66)	2.60	3.10
Income Statement				
Yield on Average Earning Assets	5.52	5.04	5.41	5.10
Cost of Average Interest Bearing Liabilities	2.37	1.64	2.10	2.64
Net Interest Spread	3.15	2.65	2.95	2.52
Net Interest Margin	3.24	3.40	3.31	3.22
Noninterest Income to Average Assets	0.44	0.46	0.48	0.48
Noninterest Expense to Average Assets	2.66	4.38	3.37	2.70
Efficiency Ratio	76.16	110.99	84.55	73.69
Overhead Ratio	72.74	112.52	97.57	69.71

* Does not include adjustments resulting from the Second Step

Source: The Bank's Offering Circular, FinPro calculations and SNL Securities

4. Market Value Determination

MARKET VALUE ADJUSTMENTS

The estimated pro forma market value of the Bank, along with certain adjustments to its value relative to market values for the Comparable Group are delineated in this section. The adjustments are made from potential investors' viewpoint and are adjustments necessary when comparing the Bank to the Comparable Group. The adjustment factors are subjectively assessed using the appraiser's knowledge and expertise and an aggregate adjustment is determined. Potential investors include depositors holding subscription rights and unrelated parties who may purchase stock in the community offering and who are assumed to be aware of all relevant and necessary facts as they pertain to the value of the Bank relative to other publicly traded thrift institutions and relative to alternative investment opportunities.

There are numerous criteria on which the market value adjustments are based. The major criteria utilized for purposes of this report include:

Adjustments Relative to the Comparable Group:

- Financial Condition
- Asset Quality
- Balance Sheet Growth
- Earnings Quality, Predictability and Growth
- Market Area
- Cash Dividends
- Liquidity of the Issue
- Recent Regulatory Matters

Adjustments for Other Factors:

- Management
- Subscription Interest
- Other than Temporary Impairment Charge

To ascertain the market value of the Bank, the median trading multiple values for the Comparable Group are utilized as the starting point. The adjustment, up or down, to the Comparable Group median multiple values is made based on the comparison of the Bank to the Comparable Group.

FINANCIAL CONDITION

The balance sheet strength of an institution is an important market value determinant, as the investment community considers such factors as cash liquidity, capitalization, asset composition, funding mix, intangible levels and interest rate risk in assessing the attractiveness of investing in the common stock of a thrift. The following figures summarize the key financial elements of the pro forma Bank measured against the Comparable Group.

FIGURE 25 - KEY BALANCE SHEET DATA

		Key Financial Data for the Most Recent Period End					
Ticker	Short Name	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
	Comparable Thrift Data						
CEBK	Central Bancorp, Inc.	542,444	136.07	85.08	8.20	62.53	28.54
CBNK	Chicopee Bancorp, Inc.	545,765	122.62	78.99	13.08	64.42	18.20
HBNK	Hampden Bancorp, Inc.	577,841	101.13	72.00	20.48	71.19	11.92
HIFS	Hingham Institution for Savings	966,387	108.66	75.93	10.90	69.88	22.52
LEGC	Legacy Bancorp, Inc.	946,224	97.95	68.45	20.86	69.88	16.54
LSBX	LSB Corporation	806,567	107.96	67.50	27.06	62.53	29.26
NHTB	New Hampshire Thrift Bancshares, Inc.	938,665	90.95	68.10	23.18	74.88	14.33
NFSB	Newport Bancorp, Inc.	456,610	136.27	77.63	12.18	56.97	31.19
UBNK	United Financial Bancorp, Inc.	1,512,683	103.59	72.95	20.62	70.42	14.06
WFD	Westfield Financial, Inc.	1,199,757	70.68	38.96	54.58	55.12	23.72
	Average	849,294	107.59	70.56	21.11	65.78	21.03
	Median	872,616	105.78	72.48	20.55	67.15	20.36
	Maximum	1,512,683	136.27	85.08	54.58	74.88	31.19
	Minimum	456,610	70.68	38.96	8.20	55.12	11.92
	Pro-forma Results*	696,907	118.08	85.87	7.31	72.72	17.38
	Pro-forma Variance to the Comparable Median	**(175,709)**	**12.30**	**13.39**	**(13.24)**	**5.57**	**(2.98)**
NVSL	Naugatuck Valley Financial Corporation (MHC)	564,215	125.14	86.07	8.52	68.78	21.43
SSE	Southern Connecticut Bancorp, Inc.	135,709	98.52	85.44	2.06	86.72	1.02
	NVSL Variance to the Comparable Median	(308,401)	19.36	13.59	(12.03)	1.63	1.07
	SSE Variance to the Comparable Median	(736,907)	(7.26)	12.96	(18.49)	19.57	(19.34)

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

Asset Size – The Bank's pro forma assets, at $696.9 million, are moderately below the Comparable Group median of $872.6 million. At the pro forma midpoint of the offering range, the Bank is expected to have assets of $723.0 million.

Asset Composition - The Bank's pro forma loans to assets ratio of 85.87% is above the Comparable Group median of 72.48%. The pro forma Bank has a lower level of securities as a percentage of assets.

Funding Mix – The pro forma Bank funds itself through deposits, 72.72% of assets, and borrowings, 17.38% of assets. The Comparable Group has a deposits to assets ratio of 67.15% and a borrowing to asset ratio of 20.36%.

Cash Liquidity - The cash liquidity of the Bank and the Comparable Group appear to be sufficient to meet funding requirements and regulatory guidelines.

Interest Rate Risk - The Bank's interest rate risk position is illustrated on page 26. The Bank's interest rate risk position is considered to be "Minimum Risk". The pro forma increase in capital is expected to reduce the institution's interest rate risk. No similar data is available for the Comparable Group.

FIGURE 26 - CAPITAL DATA

		Capital for the Most Recent Period End				
Ticker	Short Name	Equity/ Assets (%)	Tangible Tang Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data					
CEBK	Central Bancorp, Inc.	8.32	7.94	4.95	9.22	8.88
CBNK	Chicopee Bancorp, Inc.	17.33	17.33	-	17.20	18.12
HBNK	Hampden Bancorp, Inc.	16.25	16.25	-	15.80	17.29
HIFS	Hingham Institution for Savings	6.94	6.94	-	7.03	7.57
LEGC	Legacy Bancorp, Inc.	12.72	11.62	9.72	7.90	13.57
LSBX	LSB Corporation	7.69	7.69	-	NA	8.59
NHTB	New Hampshire Thrift Bancshares, Inc.	9.50	6.60	32.73	NA	10.61
NFSB	Newport Bancorp, Inc.	11.09	11.09	-	NA	11.85
UBNK	United Financial Bancorp, Inc.	14.82	14.35	3.70	NA	15.46
WFD	Westfield Financial, Inc.	20.47	20.47	-	20.65	21.10
	Average	12.51	12.03	5.11	12.97	13.30
	Median	11.91	11.36	-	12.51	12.71
	Maximum	20.47	20.47	32.73	20.65	21.10
	Minimum	6.94	6.60	-	7.03	7.57
	Pro-forma Results*	8.65	8.01	0.70	6.61	9.34
	Pro-forma Variance to the Comparable Median	**(3.26)**	**(3.35)**	**0.70**	**(5.90)**	**(3.37)**
NVSL	Naugatuck Valley Financial Corporation (MHC)	8.99	8.98	0.15	7.74	9.84
SSE	Southern Connecticut Bancorp, Inc.	11.54	11.54	-	10.75	13.56
	NVSL Variance to the Comparable Median	(2.92)	(2.38)	0.15	(4.77)	(2.87)
	SSE Variance to the Comparable Median	(0.37)	0.18	-	(1.76)	0.85

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

Capitalization - The Comparable Group's median tangible equity to tangible assets ratio of 11.36% is above the pro forma Bank's, prior to the capital raise, ratio of 8.01%. The Bank's pro forma tangible equity to tangible assets ratio is projected to be 11.35% at the midpoint of the valuation range.

Positive	Neutral	Negative
Higher Loan to Assets	Similar Post offering Capital ratio	
Lower Borrowings to Assets		
Higher Deposits to Assets		

The pro forma Bank's asset mix is weaker than the Comparable Group's mix. The pro forma Bank has a higher level of loans and deposits and a lower level of borrowings as a percentage of assets relative to the Comparable Group. The pro forma converted Bank has similar tangible capital levels at the midpoint of the range. Collectively a ***slight upward*** adjustment is warranted for financial condition.

ASSET QUALITY

The asset quality of an institution is an important determinant of market value. The investment community considers levels of nonperforming loans, Real Estate Owned ("REO") and levels of Allowance for Loan and Lease Losses ("ALLL") in assessing the attractiveness of investing in the common stock of an institution.

FIGURE 27 - ASSET QUALITY TABLE

		Asset Quality for the Most Recent Period End					
Ticker	**Short Name**	**NPLs/ Loans (%)**	**Reserves/ NPLs (%)**	**NPAs/ Assets (%)**	**NPAs/ Equity (%)**	**Reserves/ Loans (%)**	**Reserves/ NPAs + 90 (%)**
	Comparable Thrift Data						
CEBK	Central Bancorp, Inc.	1.63	40.25	1.40	16.86	0.66	39.93
CBNK	Chicopee Bancorp, Inc.	1.11	89.52	0.90	5.17	1.00	88.05
HBNK	Hampden Bancorp, Inc.	2.46	58.88	1.93	11.86	1.45	54.05
HIFS	Hingham Institution for Savings	1.41	59.42	1.34	19.39	0.83	47.15
LEGC	Legacy Bancorp, Inc.	2.73	45.77	2.06	16.19	1.25	41.59
LSBX	LSB Corporation	2.02	66.21	1.36	17.72	1.34	66.21
NHTB	New Hampshire Thrift Bancshares, Inc.	1.47	110.09	1.01	10.59	1.62	110.09
NFSB	Newport Bancorp, Inc.	0.50	194.45	0.39	3.52	0.98	194.45
UBNK	United Financial Bancorp, Inc.	1.49	58.38	1.22	8.22	0.87	52.13
WFD	Westfield Financial, Inc.	0.75	215.62	0.37	1.82	1.62	168.59
	Average	1.56	93.86	1.20	11.13	1.16	86.22
	Median	1.48	62.82	1.28	11.22	1.13	60.13
	Maximum	2.73	215.62	2.06	19.39	1.62	194.45
	Minimum	0.50	40.25	0.37	1.82	0.66	39.93
	Pro-forma Results*	2.21	36.20	1.92	22.16	0.80	34.94
	Pro-forma Variance to the Comparable Median	**0.73**	**(26.62)**	**0.64**	**10.94**	**(0.33)**	**(25.19)**
NVSL	Naugatuck Valley Financial Corporation (MHC)	2.30	43.00	2.00	22.22	0.99	42.55
SSE	Southern Connecticut Bancorp, Inc.	4.93	47.86	4.21	36.47	2.36	45.03
	NVSL Variance to the Comparable Median	0.82	(19.82)	0.72	11.00	(0.14)	(17.58)
	SSE Variance to the Comparable Median	3.45	(14.96)	2.93	25.25	1.23	(15.10)

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

The Bank's pro forma, prior to capital raise, NPA to asset ratio of 1.92% was above the Comparable Group median NPA to asset ratio of 1.28%. The Bank's pro forma reserve level, 0.80% to total loans, is below the Comparable median of 1.13% of loans. The Bank's pro forma level of reserves to NPLs, at 36.20%, is below the Comparable Group median of 62.82%. The Bank's pro forma level of NPAs and NPLs increased substantially in the quarter ended March 31, 2010.

Positive	Neutral	Negative
		Higher NPLs and NPAs
		Lower ALLL to NPLs
		Lower ALLL to Loans

The pro forma Bank has a higher level of NPLs and NPAs and the increase came in the quarter ending March 31, 2010. The Bank has a lower level of reserves as a percentage of loans relative to the Comparable levels due to the FASB 141r adjustment created from the merger. The investment community is carefully scrutinizing asset quality. Taken collectively, a ***strong downward*** adjustment is warranted for asset quality.

BALANCE SHEET GROWTH

The Bank's assets, loans and deposits have all increased. Relative to the Comparable Group median, the pro forma Bank's asset and loan growth is higher, while deposit growth is slightly below the Comparable Group. However, the contribution from SSE has caused the growth rates of the combined company to be high. On a going forward basis, this higher level of growth is not expected to continue.

FIGURE 28 - BALANCE SHEET GROWTH DATA

		Growth		
Ticker	**Short Name**	**Asset Growth LTM (%)**	**Loan Growth LTM (%)**	**Deposit Growth LTM (%)**
	Comparable Thrift Data			
CEBK	Central Bancorp, Inc.	(5.80)	0.18	(9.57)
CBNK	Chicopee Bancorp, Inc.	3.87	2.99	1.56
HBNK	Hampden Bancorp, Inc.	0.02	7.29	7.65
HIFS	Hingham Institution for Savings	15.05	9.06	20.22
LEGC	Legacy Bancorp, Inc.	(2.26)	(7.36)	2.73
LSBX	LSB Corporation	3.61	13.44	16.29
NHTB	New Hampshire Thrift Bancshares, Inc.	8.30	1.57	7.39
NFSB	Newport Bancorp, Inc.	3.44	2.73	6.77
UBNK	United Financial Bancorp, Inc.	21.68	28.17	33.93
WFD	Westfield Financial, Inc.	6.58	(1.16)	10.07
	Average	5.45	5.69	9.70
	Median	3.74	2.86	7.52
	Maximum	21.68	28.17	33.93
	Minimum	(5.80)	(7.36)	(9.57)
	Pro-forma Results*	6.25	12.82	6.86
	Pro-forma Variance to the Comparable Median	**2.51**	**9.96**	**(0.66)**
NVSL	Naugatuck Valley Financial Corporation (MHC)	3.96	9.59	2.20
SSE	Southern Connecticut Bancorp, Inc.	19.71	28.91	24.57
	NVSL Variance to the Comparable Median	0.22	6.73	(5.32)
	SSE Variance to the Comparable Median	15.97	26.05	17.05

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

Positive	Neutral	Negative
Higher asset and loan growth		Slightly lower deposit growth

An ***moderate upward*** adjustment is warranted.

EARNINGS QUALITY, PREDICTABILITY AND GROWTH

The earnings quality, predictability and growth are critical components in the establishment of market values for thrifts. Thrift earnings are primarily a function of:

- net interest income
- loan loss provision
- non-interest income
- non-interest expense

The quality and predictability of earnings is dependent on both internal and external factors. Some internal factors include the mix of the balance sheet, the interest rate sensitivity of the balance sheet, the asset quality, and the infrastructure in place to deliver the assets and liabilities to the public. External factors include the competitive market for both assets and liabilities, the global interest rate scenario, local economic factors and regulatory issues.

Investors are focusing on earnings sustainability as interest rate volatility has caused a wide variation in income levels. With the intense competition for both assets and deposits, banks cannot easily replace lost spread and margin with balance sheet growth.

Each of these factors can influence the earnings of an institution, and each of these factors is volatile. Investors prefer stability and consistency. As such, solid, consistent earnings are preferred to high but risky earnings. Investors also prefer earnings to be diversified and not entirely dependent on interest income.

The Bank's pro forma, prior to capital raise, core ROAA and core ROAE are below the Comparable Group medians. The Bank's higher capitalization and benefit plan expenses following the offering are expected to reduce return on equity for the near term. The merger expenses and reduction in ongoing operating expenses should increase return on equity for the near term. On a pro forma basis, inclusive of the second step transaction at the midpoint of the range, the Bank's core ROAA and core ROAE are 0.20% and 1.67%, respectively (as shown in appraisal). Without the second step transaction, the pro forma core ROAA and core ROAE are 0.~~01~~23% and ~~0.17~~2.60%, respectively.

FIGURE 29 - PROFITABILITY DATA

Ticker	Short Name	LTM Profitability Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)
	Comparable Thrift Data				
CEBK	Central Bancorp, Inc.	0.36	4.65	0.45	5.77
CBNK	Chicopee Bancorp, Inc.	(0.33)	(1.86)	(0.14)	(0.80)
HBNK	Hampden Bancorp, Inc.	(0.15)	(0.90)	(0.13)	(0.75)
HIFS	Hingham Institution for Savings	0.98	13.65	1.00	14.06
LEGC	Legacy Bancorp, Inc.	(0.87)	(6.58)	(0.19)	(1.40)
LSBX	LSB Corporation	0.70	8.07	0.54	6.26
NHTB	New Hampshire Thrift Bancshares, Inc.	0.76	8.00	0.60	6.36
NFSB	Newport Bancorp, Inc.	0.18	1.56	0.24	2.08
UBNK	United Financial Bancorp, Inc.	0.41	2.48	0.61	3.71
WFD	Westfield Financial, Inc.	0.47	2.21	0.53	2.49
	Average	0.25	3.13	0.35	3.78
	Median	0.39	2.35	0.49	3.10
	Maximum	0.98	13.65	1.00	14.06
	Minimum	(0.87)	(6.58)	(0.19)	(1.40)
	Pro-forma Results*	0.01	0.10	0.01	0.17
	Pro-forma Variance to the Comparable Median	**(0.38)**	**(2.25)**	**(0.48)**	**(2.93)**
NVSL	Naugatuck Valley Financial Corporation (MHC)	0.35	3.94	0.36	4.02
SSE	Southern Connecticut Bancorp, Inc.	(0.43)	(3.66)	(0.43)	(3.66)
	NVSL Variance to the Comparable Median	(0.04)	1.59	(0.13)	0.92
	SSE Variance to the Comparable Median	(0.82)	(6.01)	(0.92)	(6.76)

* Does not include adjustments resulting from the Second Step Transaction

Ticker	Short Name	LTM Profitability Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)
	Comparable Thrift Data				
CEBK	Central Bancorp, Inc.	0.36	4.65	0.45	5.77
CBNK	Chicopee Bancorp, Inc.	(0.33)	(1.86)	(0.14)	(0.80)
HBNK	Hampden Bancorp, Inc.	(0.15)	(0.90)	(0.13)	(0.75)
HIFS	Hingham Institution for Savings	0.98	13.65	1.00	14.06
LEGC	Legacy Bancorp, Inc.	(0.87)	(6.58)	(0.19)	(1.40)
LSBX	LSB Corporation	0.70	8.07	0.54	6.26
NHTB	New Hampshire Thrift Bancshares, Inc.	0.76	8.00	0.60	6.36
NFSB	Newport Bancorp, Inc.	0.18	1.56	0.24	2.08
UBNK	United Financial Bancorp, Inc.	0.41	2.48	0.61	3.71
WFD	Westfield Financial, Inc.	0.47	2.21	0.53	2.49
	Average	0.25	3.13	0.35	3.78
	Median	0.39	2.35	0.49	3.10
	Maximum	0.98	13.65	1.00	14.06
	Minimum	(0.87)	(6.58)	(0.19)	(1.40)
	Pro-forma Results*	0.01	0.10	0.23	2.60
	Pro-forma Variance to the Comparable Median	**(0.38)**	**(2.25)**	**(0.26)**	**(0.50)**
NVSL	Naugatuck Valley Financial Corporation (MHC)	0.35	3.94	0.36	4.02
SSE	Southern Connecticut Bancorp, Inc.	(0.43)	(3.66)	(0.43)	(3.66)
	NVSL Variance to the Comparable Median	(0.04)	1.59	(0.13)	0.92
	SSE Variance to the Comparable Median	(0.82)	(6.01)	(0.92)	(6.76)

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

FIGURE 30 - INCOME STATEMENT DATA

Ticker	Short Name	LTM Income Statement * Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data								
CEBK	Central Bancorp, Inc.	5.38	NA	NA	3.21	0.34	2.68	78.75	76.41
CBNK	Chicopee Bancorp, Inc.	4.98	NA	NA	3.22	0.48	3.36	97.18	96.73
HBNK	Hampden Bancorp, Inc.	5.00	NA	NA	3.12	0.47	2.98	84.06	81.57
HIFS	Hingham Institution for Savings	5.16	NA	NA	3.25	0.22	1.58	44.13	40.20
LEGC	Legacy Bancorp, Inc	5.04	2.31	2.73	3.09	0.59	3.01	84.11	80.85
LSBX	LSB Corporation	5.27	2.96	2.31	2.61	0.23	1.69	61.07	57.51
NHTB	New Hampshire Thrift Bancshares, Inc.	4.61	NA	NA	3.30	0.98	2.66	64.19	52.78
NFSB	Newport Bancorp, Inc.	5.41	NA	NA	3.29	0.49	2.93	82.16	79.32
UBNK	United Financial Bancorp, Inc.	5.20	NA	NA	3.50	0.64	2.72	68.62	62.57
WFD	Westfield Financial, Inc.	4.66	NA	NA	2.94	0.32	2.08	66.81	63.00
	Average	5.07	2.64	2.52	3.15	0.48	2.57	73.11	69.09
	Median	5.10	2.64	2.52	3.22	0.48	2.70	73.69	69.71
	Maximum	5.41	2.96	2.73	3.50	0.98	3.36	97.18	96.73
	Minimum	4.61	2.31	2.31	2.61	0.22	1.58	44.13	40.20
	Pro-forma Results*	5.41	2.10	2.95	3.31	0.48	3.37	84.55	97.57
	Pro-forma Variance to the Comparable Median	**0.31**	**(0.54)**	**0.43**	**0.09**	**(0.00)**	**0.67**	**10.86**	**27.86**
NVSL	Naugatuck Valley Financial Corporation (MHC)	5.52	2.37	3.15	3.24	0.44	2.66	76.16	72.74
SSE	Southern Connecticut Bancorp, Inc.	5.04	1.64	2.65	3.40	0.46	4.38	110.99	112.52
	NVSL Variance to the Comparable Median	0.42	(0.27)	0.63	0.02	(0.04)	(0.04)	2.47	3.03
	SSE Variance to the Comparable Median	(0.06)	(1.00)	0.13	0.18	(0.02)	1.68	37.30	42.81

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations
Note: The cost of funds and the net interest spread medians are less reliable due to the lack of five data points.

The pro forma Bank has a 9 basis point advantage in net margin, but a 67 basis point disadvantage in noninterest expense as a percentage of average assets relative to the Comparable Group.

The pro forma Bank's efficiency ratio of 84.55% is above the Comparable median of 73.69%.

On a forward looking basis, after the conversion the Bank's operating expenses are expected to rise as a result of the stock benefit plans and additional costs of being a fully public company. However, the merger expenses and reduction in ongoing operating expenses should help decrease non interest expense. At the same time, the Bank will have additional capital to deploy and leverage.

Positive	Neutral	Negative
Conversion proceeds can be leveraged to generate addition earnings	Non interest income	Lower core ROAA and Lower core ROAE
Slightly higher margin		Higher noninterest expense
		Higher efficiency ratio

The Bank's pro forma profitability is below the Comparables on an ROAA and ROAE basis. The Bank's earnings composition is mixed compared to the Comparable Group as the Bank has a higher margin, but higher noninterest expense. The Bank's historical earnings have been trending downward. After the conversion, the Bank will have capital that can be leveraged to enhance future earnings. Taken collectively, a ***moderate downward*** adjustment is warranted for this factor.

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

The following figure compares the demographic and competitive data for the counties serviced by the pro forma Bank, to the county data of the Comparable Group members.

FIGURE 31 – MARKET AREA DATA

Institution Name	County	Number of Branches 6/30/2009 (actual)	Bank's Deps in the County 6/30/2009 (actual)	Bank's Deposit Mkt Share (%)	Total Population 2009 (actual)	Population Per Branch (actual)	Population Change 2000-2009 (%)	Population Change 2009-2014 (%)	Median HH Income 2009 ($)	HH Income Change 2000-2009 (%)	HH Income Change 2009-2014 (%)	Unemp. Rate Mar-10 (%)
Central Bancorp, Inc	Middlesex, MA	517	331,883	0.88	1,485,082	2,872	1.34	0.61	84,469	38.90	6.08	7.40
Central Bancorp, Inc	Norfolk, MA	249	29,419	0.17	661,665	2,657	1.75	0.49	88,399	39.52	6.37	8.00
Deposit Weighted Market Data				0.66		2,803	1.38	0.60	84,789	38.95	6.10	7.58
Chicopee Bancorp, Inc	Hampden, MA	159	368,839	4.75	459,791	2,892	0.78	-0.39	50,540	27.24	7.01	11.40
Chicopee Bancorp, Inc	Hampshire, MA	59	11,595	0.38	154,109	2,612	1.22	0.11	62,790	36.11	5.36	7.00
Deposit Weighted Market Data				3.52		2,816	0.79	-0.37	50,913	27.51	6.96	10.30
Hampden Bancorp, Inc.	Hampden, MA	159	382,379	4.92	459,791	2,892	0.78	-0.39	50,540	27.24	7.01	11.40
Deposit Weighted Market Data				4.92		2,892	0.78	-0.39	50,540	27.24	7.01	11.40
Hingham Institution for Savings	Plymouth, MA	163	461,809	6.65	498,968	3,061	5.53	1.84	76,101	36.76	6.59	10.10
Hingham Institution for Savings	Norfolk, MA	249	95,852	0.55	661,665	2,657	1.75	0.49	88,399	39.52	6.37	8.00
Hingham Institution for Savings	Suffolk, MA	222	30,463	0.06	695,403	3,132	0.81	0.61	53,416	35.68	6.47	8.30
Deposit Weighted Market Data				0.78		2,928	4.67	1.56	76,930	37.16	6.55	8.68
Legacy Bancorp, Inc	Berkshire, MA	63	535,708	18.12	130,714	2,075	-3.14	-2.36	50,638	29.77	6.56	9.60
Legacy Bancorp, Inc	Hampshire, MA	59	10,865	0.35	154,109	2,612	1.22	0.11	62,790	36.11	5.36	7.00
Legacy Bancorp, Inc	Greene, NY	26	39,394	4.39	50,332	1,936	4.43	1.24	46,233	26.31	4.87	8.60
Legacy Bancorp, Inc	Washington, NY	19	19,686	3.31	63,809	3,358	4.53	1.81	47,455	25.19	4.55	8.60
Legacy Bancorp, Inc.	Albany, NY	131	19,179	0.12	299,607	2,287	1.71	-0.02	57,331	32.83	7.23	6.50
Legacy Bancorp, Inc.	Schoharie, NY	12	12,429	3.29	32,034	2,670	1.43	0.31	45,764	25.21	5.59	10.20
Deposit Weighted Market Data				2.66		2,357	1.70	0.18	51,702	29.24	5.69	7.65
LSB Corporation	Essex, MA	263	411,029	2.45	744,480	2,831	2.91	0.62	69,858	34.96	6.80	9.90
LSB Corporation	Rockingham, NH	94	44,706	0.95	302,476	3,218	9.06	3.08	75,903	30.27	5.61	7.40
Deposit Weighted Market Data				2.12		2,933	5.99	1.85	72,881	32.62	6.21	9.18
New Hampshire Thrift Bancshares, Inc	Sullivan, NH	18	199,177	28.35	43,000	2,389	6.28	2.13	50,087	22.38	1.37	6.90
New Hampshire Thrift Bancshares, Inc	Merrimack, NH	51	190,754	6.38	150,472	2,950	10.46	3.60	61,638	26.61	4.12	6.80
New Hampshire Thrift Bancshares, Inc.	Grafton, NH	59	113,671	6.13	87,294	1,480	6.79	2.21	53,139	26.26	2.33	6.00
New Hampshire Thrift Bancshares, Inc.	Hillsborough, NH	104	43,216	0.45	407,525	3,919	7.01	2.27	70,703	31.93	5.31	7.40
New Hampshire Thrift Bancshares, Inc.	Rutland, VT	26	107,027	12.04	63,505	2,443	0.17	-0.25	49,481	34.54	6.08	7.80
New Hampshire Thrift Bancshares, Inc.	Windsor, VT	35	36,403	3.91	57,751	1,650	0.58	-1.40	53,811	32.23	2.70	6.50
Deposit Weighted Market Data				4.07		2,763	5.22	1.43	56,477	28.99	3.65	7.08
Newport Bancorp, Inc	New London, CT	97	48,554	1.07	269,600	2,779	4.06	0.48	65,136	28.58	5.08	8.70
Newport Bancorp, Inc	Newport, RI	24	152,568	11.45	83,867	3,494	-1.83	-2.55	66,131	31.24	5.81	13.40
Newport Bancorp, Inc	Washington, RI	36	65,838	2.37	130,215	3,617	5.40	1.74	70,461	32.01	6.35	11.30
Deposit Weighted Market Data				3.09		3,081	2.54	-0.11	67,243	30.61	5.75	10.21
United Financial Bancorp, Inc.	Hampden, MA	159	793,938	10.23	459,791	2,892	0.78	-0.39	50,540	27.24	7.01	11.40
United Financial Bancorp, Inc	Worcester, MA	237	188,540	1.68	794,206	3,351	5.76	1.83	62,731	31.03	5.37	10.20
United Financial Bancorp, Inc.	Hampshire, MA	59	56,570	1.85	154,109	2,612	1.22	0.11	62,790	36.11	5.36	7.00
Deposit Weighted Market Data				4.71		3,095	1.71	0.04	53,419	28.41	6.62	10.24
Westfield Financial, Inc.	Hampden, MA	159	632,736	8.15	459,791	2,892	0.78	-0.39	50,540	27.24	7.01	11.40
Deposit Weighted Market Data				8.15		2,892	0.78	-0.39	50,540	27.24	7.01	11.40
Comparable Median				**3.30**		**2,892**	**1.70**	**0.11**	**54,948**	**29.11**	**6.38**	**9.70**
Naugatuck Valley Financial Corporation (MHC)	New Haven, CT	278	463,833	2.51	848,827	3,053	3.01	1.04	62,319	27.61	5.93	10.00
Naugatuck Valley Financial Corporation (MHC)	Fairfield, CT	419	35,640	0.13	908,106	2,167	2.89	0.69	87,897	35.48	5.05	8.40
Deposit Weighted Market Data						**2,521**	**3.00**	**1.01**	**64,710**	**28.35**	**5.84**	**9.20**
Connecticut		**1,313**			**3,534,235**	**2,692**	**3.78**	**1.14**	**70,949**	**31.59**	**4.99**	**8.50**
National		**99,546**			**309,731,508**	**3,111**	**10.06**	**4.63**	**54,719**	**29.78**	**4.06**	**9.90**

Sources: SNL Securities

The Bank's population per branch in its market area is lower than the Comparable Group median as well as Connecticut and national statistics. Historical population growth was higher for the state and national figures compared to the Bank's market area's population growth. However, the comparable median historical population growth was well below that of the market area. Projected population growth for the Bank's market area is projected to remain above the comparable median but below the state and national levels. The Bank's market area median household income was above the Comparable Group median and national figures, but below the Connecticut state median. Household income in the Bank's market area is projected to lag behind household income growth of the Comparable Group median but remain above the state and national figures. The Bank's market area unemployment percentage was below the comparable median and national average but was slightly above the state. Due to the various strengths and weaknesses of the Bank's market area, ***no adjustment*** was given.

Positive	Neutral	Negative
Unemployment Rate		Population per branch
Higher Median HH Income		Lower Projected Median HH Income Growth
Higher Projected Population Growth		

CASH DIVIDENDS

The industry has typically not disclosed dividend policies concurrent with conversion. Recently, a number of financial institutions have cut dividend rates in an effort to conserve capital.

FIGURE 32 - DIVIDEND DATA

		Dividends	
Ticker	**Short Name**	**Current Dividend Yield (%)**	**LTM Dividend Payout Ratio (%)**
	Comparable Thrift Data		
CEBK	Central Bancorp, Inc.	1.74	21.74
CBNK	Chicopee Bancorp, Inc.	-	-
HBNK	Hampden Bancorp, Inc.	1.27	NM
HIFS	Hingham Institution for Savings	2.44	26.81
LEGC	Legacy Bancorp, Inc.	2.28	NM
LSBX	LSB Corporation	2.95	25.74
NHTB	New Hampshire Thrift Bancshares, Inc.	5.04	46.43
NFSB	Newport Bancorp, Inc.	-	-
UBNK	United Financial Bancorp, Inc.	2.06	77.78
WFD	Westfield Financial, Inc.	2.35	263.16
	Average	2.01	57.71
	Median	2.17	26.28
	Maximum	5.04	263.16
	Minimum	-	-
	Pro-forma Results*	NA	NA
	Pro-forma Variance to the Comparable Median		
NVSL	Naugatuck Valley Financial Corporation (MHC)	1.73	41.38
SSE	Southern Connecticut Bancorp, Inc.	-	-
	NVSL Variance to the Comparable Median	(0.44)	15.10
	SSE Variance to the Comparable Median	(2.17)	(26.28)

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

All but two of the Comparable institutions had declared cash dividends. The median dividend payout ratio for the Comparable Group was 26.28%, ranging from a high of 263.16% to a low of 0.00%. The Bank, on a pro forma basis at the mid point of the value range will have a tangible equity to tangible assets ratio of 11.35%. The Bank will have adequate capital to pay cash dividends.

As such, ***no adjustment*** is warranted for this factor.

LIQUIDITY OF THE ISSUE

The Comparable Group is by definition composed only of companies that trade in the public markets with all of the Comparables trading on NASDAQ. Typically, the number of shares outstanding and the market capitalization provides an indication of how much liquidity there will be in a given stock. The actual liquidity can be measured by volume traded over a given period of time.

FIGURE 33 - MARKET CAPITALIZATION DATA

		Market Data					
Ticker	Short Name	Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)
	Comparable Thrift Data						
CEBK	Central Bancorp, Inc.	19.20	11.50	11.50	8.41	21.31	19.97
CBNK	Chicopee Bancorp, Inc.	74.60	11.70	13.15	11.63	14.83	14.83
HBNK	Hampden Bancorp, Inc.	67.50	9.44	10.16	9.08	13.13	13.13
HIFS	Hingham Institution for Savings	80.20	37.73	38.05	31.50	31.56	31.56
LEGC	Legacy Bancorp, Inc.	76.30	8.76	9.84	8.56	13.80	12.40
LSBX	LSB Corporation	54.90	12.19	14.50	11.61	13.77	13.77
NHTB	New Hampshire Thrift Bancshares, Inc.	59.60	10.32	11.93	9.91	13.70	8.65
NFSB	Newport Bancorp, Inc.	44.70	12.15	12.34	11.46	13.61	13.61
UBNK	United Financial Bancorp, Inc.	226.80	13.56	15.16	12.68	13.39	12.90
WFD	Westfield Financial, Inc.	251.70	8.51	10.37	7.92	8.30	8.30
	Average	95.55	13.59	14.70	12.28	15.74	14.91
	Median	71.05	11.60	12.14	10.69	13.74	13.37
	Maximum	251.70	37.73	38.05	31.50	31.56	31.56
	Minimum	19.20	8.51	9.84	7.92	8.30	8.30
	Pro-forma Results*	61.80	NA	NA	NA	NA	NA
	Pro-forma Variance to the Comparable Median						
NVSL	Naugatuck Valley Financial Corporation (MHC)	48.80	6.95	7.10	5.76	7.22	7.21
SSE	Southern Connecticut Bancorp, Inc.	17.00	6.30	6.85	5.66	5.81	5.81
	NVSL Variance to the Comparable Median	(22.25)	(4.65)	(5.04)	(4.93)	(6.52)	(6.16)
	SSE Variance to the Comparable Median	(54.05)	(5.30)	(5.29)	(5.03)	(7.93)	(7.56)

* Does not include adjustments resulting from the Second Step Transaction

Sources: SNL and Offering Circular Data, FinPro Computations

The market capitalization values of the Comparable Group range from a low of $19.2 million to a high of $251.7 million with a median market capitalization of $71.1 million. The Bank expects to have $61.8 million of market capital at the midpoint on a pro forma basis. It is expected that the Bank will trade on NASDAQ along with all of the Comparables.

A Slight Downward adjustment for this factor appears warranted as the Bank will have a lower market capitalization than the Comparables.

RECENT REGULATORY MATTERS

Regulatory matters influence the market for thrift conversions. It is expected that industry regulation will increase as a result of the current crisis and there is a lack of clarity to the resulting regulatory framework. Both the Bank and the Comparable Group are expected to operate in substantially the same regulatory environment.

No adjustment for this factor is warranted as both the Bank and the Comparables will operate in the same ownership structure and will be supervised in the same regulatory environment.

5. Other Factors

MANAGEMENT

The current team has considerable banking experience and has held similar positions in other financial institutions. The Bank's organizational chart is reasonable for an institution of its size and complexity.

The Board is active and oversees and advises on all key strategic and policy decisions.

As such, ***no adjustment*** appears to be warranted for this factor.

SUBSCRIPTION INTEREST

There have been four second step conversion since January 1, 2008. The median price to tangible book value of these conversions was 73.1%. Northwest's price to pro forma tangible book value was above the others and is partially attributable to the size of the institution. Eagle completed its second step in April 2010 at 81.2% of tangible book.

FIGURE 34 - SECOND STEP CONVERSIONS (SINCE 1/1/08) PRO FORMA DATA

					Price to Pro Forma		
Ticker	Name	IPO Date	Gross Proceeds ($)	IPO Price ($)	EPS (%)	Book Value (%)	Tangible Book Value (%)
BCSB	BCSB Bancorp, Inc.	4/11/2008	$ 19,765	$ 10.00	NM	61.8	65.0
NWBI	Northwest Bancshares, Inc.	12/18/2009	688,783	10.00	24.8	89.0	103.8
OSHC	Ocean Shore Holding Co.	12/21/2009	33,490	8.00	17.3	63.0	63.0
EBMT	Eagle Bancorp Montana, Inc.	4/5/2010	24,643	10.00	12.3	81.2	81.2
			Average		**18.1**	**73.8**	**78.3**
			Median		**17.3**	**72.1**	**73.1**

Source: SNL Securities

There was a first day "pop" for 2010 year-to-date, 2009 full year transactions, and 2008 full year transactions. The median price change after 1 day was 8.95%. Of the four second step conversions, three are currently trading above their IPO price.

FIGURE 35 - CONVERSIONS PRICE APPRECIATION

Ticker	Name	IPO Date	Gross Proceeds ($)	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
				Percentage Change in Price				
BCSB	BCSB Bancorp, Inc.	4/11/2008	$ 19,765	10.40	14.90	13.50	4.00	(0.10)
NWBI	Northwest Bancshares, Inc.	12/18/2009	688,783	13.50	13.00	14.00	NA	16.30
OSHC	Ocean Shore Holding Co.	12/21/2009	33,490	7.50	11.88	13.13	NA	38.75
EBMT	Eagle Bancorp Montana, Inc.	4/5/2010	24,643	5.50	5.00	4.00	NA	0.50
			Average	**9.23**	**11.20**	**11.16**	**4.00**	**13.86**
			Median	**8.95**	**12.44**	**13.32**	**4.00**	**8.40**

Source: SNL Securities, data as of 5/28/2010

No adjustment is given for subscription interest. There are 9 MHCs currently in the subscription phase of their second step process. The success or failure of these companies may result in a future adjustment.

VALUATION ADJUSTMENTS

Relative to the Comparables the following adjustments need to be made to the Bank's pro forma market value.

Valuation Factor	Valuation Adjustment
Financial Condition	Slight Upward
Asset Quality	Strong Downward
Balance Sheet Growth	Moderate Upward
Earnings Quality, Predictability and Growth	Moderate Downward
Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Issue	Slight Downward
Recent Regulatory Matters	No Adjustment

Additionally, the following adjustment should be made to the Bank's market value.

Valuation Factor	Valuation Adjustment
Management	No Adjustment
Subscription Interest	No Adjustment

6. Valuation

In applying the accepted valuation methodology promulgated by the regulators, i.e., the pro forma market value approach, three key pricing multiples were considered. The four multiples include:

Price to core earnings ("P/E")

Price to book value ("P/B") / Price to tangible book value ("P/TB")

Price to assets ("P/A")

All of the approaches were calculated on a pro forma basis including the effects of the conversion proceeds. All of the assumptions utilized are presented in Exhibit 13.

DISCUSSION OF WEIGHT GIVEN TO VALUATION MULTIPLES

To ascertain the pro forma estimated market value of the Bank, the market multiples for the Comparable Group were utilized. As a secondary check, all publicly traded thrifts and the recent and historical conversions were assessed. The multiples for the Comparable Group, all publicly traded thrifts are shown in Exhibit 9.

Price to Earnings – According to the Appraisal Guidelines: "When both the converting institution and the comparable companies are recording "normal" earnings. A P/E approach may be the simplest and most direct method of valuation. When earnings are low or negative, however, this approach may not be appropriate and the greater consideration should be given to the P/BV approach." In this particular case, the Bank's earnings are skewed by credit costs. As such, this approach was given limited consideration in this appraisal.

In the pro forma figures for the Bank, FinPro incorporated the impact of SFAS 123, which requires the expensing of stock options. In preparing the fully converted pro forma figures for the Comparable Group, FinPro also incorporated the impact of SFAS 123.

Price to Book/Price to Tangible Book - According to the Appraisal Guidelines: "The P/BV approach works best when the converting institution and the Comparables have a normal amount of book value. The P/BV approach could seriously understate the value of an institution that has almost no book value but has an outstanding future earnings potential. For converting institutions with high net worth, the appraiser may have difficulty in arriving at a pro forma market value because of pressure placed on the P/E multiple as higher P/BV levels are required to reflect a similar P/BV ratio as the peer group average. The P/BV approach also suffers from the use of historical cost accounting data."

Since thrift earnings in general have had a high degree of volatility, the P/B is utilized frequently as the benchmark for market value. A better approach is the P/TB approach. In general, investors tend to price financial institutions on a tangible book basis, because it incorporates the P/B approach adjusted for intangibles. Initially following conversion, FinPro believes that thrifts often trade on a price to tangible book basis.

Price to Assets - According to the Appraisal Guidelines: "This approach remedies the problems of a small base that can occur with the P/BV approach, but the approach has many of the other limitations of the latter approach (the P/BV approach)." FinPro places little weight on this valuation approach due to the lack of consideration of asset and funding mixes and the resulting earnings impact.

FULL OFFERING VALUE IN RELATION TO COMPARABLES

Based upon the adjustments defined in the previous section, the Bank is pricing at the midpoint as a standard conversion is estimated to be $61,824,590. Based upon a range below and above the midpoint value, the respective values are $54,016,800 at the minimum and $69,632,380 at the maximum respectively. At the super maximum of the range, the offering value would be $78,611,340. At the minimum as adjusted of the range, the offering value would be $50,064,300.

At the various levels of the estimated value range, the full offering would result in the following offering data:

FIGURE 36 - VALUE RANGE

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	6,182,459	$ 10.00	$ 61,824,590
Range:			
- Minimum, Adj.	5,006,430	$ 10.00	50,064,300
- Minimum	5,401,680	10.00	54,016,800
- Maximum	6,963,238	10.00	69,632,380
- Super Maximum	7,861,134	10.00	78,611,340

Source: FinPro Inc. Pro forma Model

FIGURE 37 – APPRAISED VALUE

	Appraised Value				
Conclusion	Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	5,006,430	5,401,680	6,182,459	6,963,238	7,861,134
Price per Share	$ 10	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 50,064,300	$54,016,800	$61,824,590	$69,632,380	$ 78,611,340
Exchange Shares	1,789,416	1,789,416	2,105,195	2,420,974	2,784,120
Exchange Percent	35.74%	33.13%	34.05%	34.77%	35.42%
Conversion Shares	2,635,000	2,635,000	3,100,000	3,565,000	4,099,750
Conversion Percent	52.63%	48.78%	50.14%	51.20%	52.15%
Merger Shares	582,014	977,264	977,264	977,264	977,264
Merger Percent	11.63%	18.09%	15.81%	14.03%	12.43%
Gross Proceeds	$ 22,397,500	$26,350,000	$31,000,000	$35,650,000	$ 40,997,500
Exchange Value	$ 17,894,160	$17,894,160	$21,051,950	$24,209,740	$ 27,841,200
Exchange Ratio	0.6300	0.6300	0.7412	0.8524	0.9802
Exchange Value per Minority Share	$ 6.30	$ 6.30	$ 7.41	$ 8.52	$ 9.80

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

The appraised value of the institution resulted in an exchange value per minority share that ranges from $6.30 per share at the minimum to $9.80 per share at the super maximum, with an exchange value per share of $7.41 at the midpoint.

FIGURE 38 –CONVERSION OFFERING PRICING MULTIPLES

		Bank	Comparables Mean	Comparables Median	State Mean	State Median	National Mean	National Median
	Min Adj	34.48						
	Min	35.71						
Price-Core Earnings Ratio P/E	Mid	41.67	21.94	16.70	32.15	32.15	23.99	15.60
	Max	47.62						
	Smax	52.63						
	Min Adj	63.78%						
	Min	65.66%						
Price-to-Book Ratio P/B	Mid	71.58%	84.48%	83.70%	89.45%	89.45%	76.58%	75.30%
	Max	76.98%						
	Smax	82.64%						
	Min Adj	67.98%						
	Min	69.74%						
Price-to-Tangible Book Ratio P/TB	Mid	75.87%	90.35%	88.90%	138.90%	138.90%	85.18%	79.55%
	Max	81.37%						
	Smax	87.11%						
	Min Adj	7.00%						
	Min	7.51%						
Price-to-Assets Ratio P/A	Mid	8.55%	10.45%	9.10%	19.06%	19.06%	8.31%	6.85%
	Max	9.58%						
	Smax	10.74%						

Source: FinPro Calculations

FIGURE 39 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MIDPOINT

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at midpoint) Full Conversion	NM	41.67	71.58%	75.87%	8.55%
Comparable Group Median	12.50	16.70	83.70%	88.90%	9.10%
(Discount) Premium	NA	149.52%	-14.48%	-14.66%	-5.99%

Source: SNL data, FinPro Calculations

As Figure 39 demonstrates, at the midpoint of the estimated valuation range the Bank is priced at a 14.66% discount to the Comparable Group on a tangible book basis.

FIGURE 40 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA SUPER MAXIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the supermax) Full Conversion	NM	52.63	82.64%	87.11%	10.74%
Comparable Group Median	12.50	16.70	83.70%	88.90%	9.10%
(Discount) Premium	NA	215.15%	-1.27%	-2.01%	18.09%

Source: SNL data, FinPro Calculations

As Figure 40 demonstrates, at the super maximum of the estimated valuation range the Bank is priced at a 2.01% discount to the Comparable Group on a tangible book basis.

FIGURE 41 - COMPARABLE CONVERSION PRICING MULTIPLES TO THE BANK'S PRO FORMA MINIMUM

	Price Relative to				
	Earnings	Core Earnings	Book	Tangible Book	Assets
The Bank (at the minimum) Full Conversion	NM	35.71	65.66%	69.74%	7.51%
Comparable Group Median	12.50	16.70	83.70%	88.90%	9.10%
(Discount) Premium	NA	113.83%	-21.55%	-21.55%	-17.43%

Source: SNL data, FinPro Calculations

As Figure 41 demonstrates, at the minimum of the estimated valuation range the Bank is priced at a 21.55% discount to the Comparable Group on a tangible book basis.

COMPARISON TO OTHER PENDING SECOND STEP CONVERSIONS

As Figure 42 demonstrates, the Bank's offering price to tangible book value per share range is in between the high end and low end of the pending second step conversion comparable tangible book basis. The Bank is priced between 69.74% and 87.11% of tangible book value per share.

FIGURE 42 - COMPARISON TO OTHER PENDING SECOND STEP CONVERSIONS

Ticker	Institution	State	Type		Gross Proceeds ($)	Price/ TBVS Range (%)
ORIT	Oritani Financial Corp	NJ	Second Step	$	515,775	82.44 - 98.52
FFCO	FedFirst Financial Corp.	PA	Second Step		29,756	57.67 - 76.69
ONFC	Oneida Financial Corp.	NY	Second Step		41,659	89.49 - 112.04
JXSB	Jacksonville Bancorp	IL	Second Step		15,539	58.28 - 77.88
VPFG	ViewPoint Financial Group	TX	Second Step		264,500	86.00 - 108.70
FXCB	Fox Chase Bancorp, Inc. (MHC)	PA	Second Step		133,556	72.62 - 92.85
COBK	Colonial Financial Services	NJ	Second Step		35,708	64.68 - 85.76
CFFN	Capitol Federal Financial Inc.	KS	Second Step		2,127,500	95.42 - 106.16
KFFG	Kaiser Federal Financial	CA	Second Step		105,800	69.83 - 88.81
NVSL	Naugatuck Valley Financial (MHC)	CT	Second Step	$	35,650	69.74 - 87.11

Source: SNL Securities, FinPro calculations
*Offering data is presented at the supermax for all deal; Price/Tangible Book Range presents values at the minimum and supermax

COMPARISON OF THE EXCHANGE VALUE AND STOCK PRICE

FIGURE 43 – COMPARISON OF THE EXCHANGE VALUE PER MINORITY SHARE AND STOCK PRICE


$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
Price ($)
May-09
June-09
July-09
August-09
September-09
October-09
November-09
December-09
January-10
February-10
March-10
April-10
NVSL Stock Price
Minimum as Adjusted
Minimum
Midpoint
Maximum
SuperMaximum

Source: SNL data, FinPro Calculations

As Figure 43 demonstrates, the Bank's stock price is currently between the minimum and the midpoint of the range.

VALUATION CONCLUSION

We believe that the discount on a tangible book basis at the midpoint is appropriate relative to the Comparable Group. The resulting pro forma multiples are inline with other pending offerings.

It is, therefore, FinPro's opinion that as of May 28, 2010, the estimated pro forma market value of the Bank in a full offering was $61,824,590 at the midpoint of a range with a minimum of $54,016,800 to a maximum of $69,632,380 at 15% below and 15% above the midpoint of the range respectively. Assuming an adjusted maximum value of 15% above the maximum value, the adjusted maximum value or super maximum value in a full offering is $78,611,340. Assuming an adjusted minimum value, the value in a full offering is $50,064,300.

The document represents an initial valuation for the Bank. Due to the duration of time that passes between the time this document is compiled and the time the offering closes, numerous factors could lead FinPro to update or revise the appraised value of the Bank. Some factors that could lead FinPro to adjust the appraised value include: (1) changes in the Bank's operations and financial condition; (2) changes in the market valuation or financial condition of the Comparable Group; (3) changes in the broader market; and (4) changes in the market for thrift conversions. Should there be material changes to any of these factors, FinPro will prepare an appraisal update to appropriately adjust the value of the Bank. At the time of closing, FinPro will prepare a final appraisal to determine if the valuation range is still appropriate and determine the exact valuation amount appropriate for the Bank.

List of Exhibits
Naugatuck Valley Financial Corporation
Naugatuck, Connecticut

Naugatuck Valley Financial Corp.

Exhibit 1: Profile of FinPro and the Author


FinPro
Building value together

About the Firm . . .

- FinPro, Inc. was established in 1987 as a full service financial advisory and management consulting firm specializing in providing advisory services to the financial institutions industry. FinPro is not a transaction oriented firm. This approach uniquely positions FinPro as an objective third party willing to explore all strategic alternatives rather than focus solely on transaction oriented strategies. FinPro believes that a client deserves to be presented with all alternatives. Careful consideration is given to the associated benefits and drawbacks of each alternative so decisions can be made on the merits of these alternatives.
- FinPro principals are frequent speakers and presenters at financial institution trade association functions. FinPro teaches:
  - strategic planning and mergers and acquisitions at the Stonier School of Banking;
  - strategic planning to examiners from the Federal Deposit Insurance Corporation, Office of Thrift Supervision and several State Banking Departments; various capital market and finance courses at the Graduate School of Bank Investments and Financial Management at the University of South Carolina; and an online mergers and acquisitions course for the American Bankers Association.

About the Firm . . .

- FinPro maintains a library of databases encompassing bank and thrift capital markets data, census data, branch deposit data, national peer data, market research data along with many other related topics. As such, FinPro can provide quick, current and precise analytical assessments based on timely data. In addition, FinPro's geographic mapping capabilities give it a unique capability to thematically illustrate multiple issues and to provide targeted marketing opportunities to its clients.

About the Author, Dennis Gibney. . .

- Dennis manages all of the firm's capital markets engagements including mergers and acquisitions, stock valuations and fairness opinions. Competitive analysis, strategic analysis and branch divestitures/acquisitions are other areas of expertise.
- Dennis has worked on the appraisal of over $3.0 billion in thrift conversion IPOs, the most notable being Roslyn Bancorp, Inc. and TFS Financial Corporation (MHC). He has also prepared expert witness testimony for litigation involving corporate appraisal methodology. In 2003, Dennis taught the American Bankers Association's Merger and Acquisition Course.
- Prior to joining the firm, Dennis received broad-based experience in the securities industry. He worked as an Allocations Specialist for Merrill Lynch & Company, supporting their mortgage-backed securities trading desk in New York and for Sandler O'Neill & Partners.



About the Author, Matthew Miller . . .

- Matthew has particular expertise in strategic planning and branch profitability and improvement analysis. He also specializes in de novo bank formation and is responsible for FinPro's strategic planning model.



Exhibit 2 - Consolidated Balance Sheet (NVSL)


Naugatuck Valley
FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Dollars in thousands)

	March 31, 2010	December 31, 2009	December 31, 2008
	(Unaudited)	*(Audited)*	*(Audited)*
ASSETS			
Cash and due from depository institutions	$ 4,740	$ 9,003	$ 8,214
Investment in federal funds	4,523	3,143	33
Investment securities available-for-sale, at fair value	40,432	37,623	63,844
Investment securities held-to-maturity, at amortized cost	1,373	1,451	-
Loans held for sale, at fair value	194	-	-
Loans receivable, net	480,841	473,304	431,976
Accrued income receivable	2,051	2,074	2,099
Foreclosed real estate, net	120	140	-
Premises and equipment, net	9,866	9,948	10,565
Bank owned life insurance	9,005	8,920	8,579
Federal Home Loan Bank of Boston stock, at cost	6,252	6,252	6,252
Other assets	4,818	5,097	3,824
Total assets	$564,215	$556,955	$535,386
LIABILITIES AND STOCKHOLDERS' EQUITY			
Liabilities			
Deposits	$388,077	$380,931	$363,026
Borrowed funds	120,933	118,984	119,148
Mortgagors' escrow accounts	2,620	4,888	4,562
Other liabilities	1,875	1,844	3,061
Total liabilities	513,505	506,647	489,797
Commitments and contingencies			
Stockholders' equity			
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	-	-	-
Common stock, $.01 par value; 25,000,000 shares authorized; 7,604,375 shares issued; shares outstanding - 7,022,659 at March 31, 2010, 7,022,866 at December 31, 2009, and 7,026,894 at December 31, 2008	76	76	76
Paid-in capital	33,814	33,756	33,637
Retained earnings	25,085	24,849	23,303
Unearned ESOP shares (193,735 shares at March 31, 2010, 193,735 shares at December 31, 2009 and 213,624 shares at December 31, 2008)	(1,937)	(1,937)	(2,136)
Unearned stock awards (31,640 shares at March 31, 2010, 32,340 shares at December 31, 2009 and 61,780 shares at December 31, 2008)	(347)	(355)	(680)
Treasury Stock, at cost (583,549 shares at March 31, 2010, 583,342 shares at December 31, 2009 and 579,314 shares at December 31, 2008)	(6,134)	(6,132)	(6,107)
Accumulated other comprehensive income (loss)	153	51	(2,504)
Total stockholders' equity	50,710	50,308	45,589
Total liabilities and stockholders' equity	$564,215	$556,955	$535,386

The accompanying notes are an integral part of these financial statements.

Exhibit 2 - Consolidated Balance Sheet (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS BALANCE SHEETS

ASSETS *(Dollars in thousands)*	March 31, 2010	December 31, 2009	December 31, 2008
	(Unaudited)		
Cash and due from banks	$ 2,860	$ 2,542	$ 5,267
Short-term investments	11,501	15,383	8,638
Cash and cash equivalents	14,361	17,925	13,905
Interest bearing certificates of deposit	99	347	1,643
Available for sale securities (at fair value)	2,735	2,220	5,130
Federal Home Loan Bank stock	66	66	66
Loans receivable			
Loans receivable	115,951	112,634	90,424
Allowance for loan losses	(2,734)	(2,769)	(1,183)
Loans receivable, net	113,217	109,865	89,241
Accrued interest receivable	549	480	412
Premises and equipment	2,417	2,486	2,754
Other assets held for sale	373	373	375
Other assets	1,892	1,848	1,391
Total assets	$ 135,709	$ 135,610	$ 114,917
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities			
Deposits			
Noninterest bearing deposits	$ 27,080	$ 29,835	$ 28,214
Interest bearing deposits	90,607	87,721	65,756
Total deposits	117,687	117,556	93,970
Repurchase agreements	207	294	215
Capital lease obligations	1,174	1,175	1,181
Accrued expenses and other liabilities	977	953	1,010
Total liabilities	120,045	119,978	96,376
Commitments and Contingencies			
Shareholders' Equity			
Preferred stock, no par value; shares authorized: 500,000; none issued	-	-	-
Common stock, par value $.01; shares authorized: 5,000,000; shares issued and outstanding: - 2,695,902 at March 31, 2010 and December 31, 2009, and 2,688,152 at December 31, 2008	27	27	27
Additional paid-in capital	22,562	22,560	22,521
Accumulated deficit	(6,924)	(6,943)	(4,035)
Accumulated other comprehensive (loss) income - net unrealized loss (gain) on available for sale securities	(1)	(12)	28
	15,664	15,632	18,541
Total liabilities and shareholders' equity	$ 135,709	$ 135,610	$ 114,917

See Notes to Consolidated Financial Statements

Exhibit 3 - Consolidated Statement of Income (NVSL)

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except earnings per share)

	For the Three Months Ended March 31,		For the Year Ended December 31,		
	2010	2009	2009	2008	2007
	(Unaudited)		*(Audited)*		
Interest and dividend income					
Interest on loans	$6,684	$6,378	$25,954	$24,556	$21,681
Interest and dividends on investments and deposits	459	710	2,337	3,647	3,349
Total interest income	7,143	7,088	28,291	28,203	25,030
Interest expense					
Interest on deposits	1,811	2,300	8,477	9,271	9,750
Interest on borrowed funds	804	1,115	4,060	4,633	3,424
Total interest expense	2,615	3,415	12,537	13,904	13,174
Net interest income	4,528	3,673	15,754	14,299	11,856
Provision for loan losses	809	285	1,144	675	151
Net interest income after provision for loan losses	3,719	3,388	14,610	13,624	11,705
Noninterest income					
Fees for services related to deposit accounts	246	234	1,060	1,053	955
Fees for other services	165	125	574	529	559
Income from bank owned life insurance	84	84	341	315	308
Income from investment advisory services, net	41	56	271	299	260
Gain (loss) on investments	8	176	388	(3,398)	65
Other income	27	31	108	154	207
Total noninterest income (loss)	571	706	2,742	(1,048)	2,354
Noninterest expense					
Compensation, taxes and benefits	2,075	1,884	7,692	7,521	6,914
Office occupancy	587	534	2,151	2,173	1,966
FDIC insurance premiums	162	235	946	132	35
Computer processing	229	222	916	861	733
Professional fees	175	129	674	518	504
Directors compensation	216	199	560	493	494
Advertising	73	55	330	534	594
Office supplies	51	59	207	195	201
Loss on foreclosed real estate, net	18	6	36	1	-
Other expenses	268	275	1,029	1,026	981
Total noninterest expense	3,854	3,598	14,541	13,454	12,422
Income (loss) before tax provision (benefit)	436	496	2,811	(878)	1,637
Income tax provision (benefit)	122	127	818	(566)	217
Net income (loss)	$ 314	$ 369	$ 1,993	$ (312)	$ 1,420
Earnings (loss) per share - basic and diluted	$ 0.05	$ 0.05	$ 0.29	$ (0.05)	$ 0.20

The accompanying notes are an integral part of these financial statements.

Exhibit 3 - Consolidated Statement of Income (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except earnings per share)	For the Three Months Ended March 31,		For the Year Ended December 31,		
	2010	2009	2009	2008	2007
	(Unaudited)				
Interest Income:					
Interest and fees on loans	$ 1,741	$ 1,458	$ 6,102	$ 6,334	$ 7,539
Interest on securities	7	59	121	196	259
Interest on Federal funds sold and short-term and other investments	23	48	203	470	1,345
Total interest income	1,771	1,565	6,426	7,000	9,143
Interest Expense:					
Interest expense on deposits	426	448	1,990	2,055	3,192
Interest expense on capital lease obligations	44	44	176	176	176
Interest expense on repurchase agreements and other borrowings	1	2	7	9	10
Total interest expense	471	494	2,173	2,240	3,378
Net interest income	1,300	1,071	4,253	4,760	5,765
(Credit) provision for loan losses	(34)	2,146	1,992	226	538
Net interest income (loss) after provision for loan losses	1,334	(1,075)	2,261	4,534	5,227
Noninterest Income:					
Service charges and fees	118	144	507	577	610
Gain on sale of branch	-	-	-	875	-
Gain on sale of loans	-	-	-	-	45
Gain on sale of available for sale securities	29	-	-	-	-
Other noninterest income	38	19	122	215	305
Total noninterest income	185	163	629	1,667	960
Noninterest Expense:					
Salaries and benefits	777	776	3,089	3,688	3,460
Occupancy and equipment	182	182	678	685	853
Professional services	260	136	510	358	786
Data processing and other outside services	99	101	413	397	421
FDIC Insurance	52	46	247	79	124
Other operating expenses	131	155	860	860	1,117
Total noninterest expense	1,501	1,396	5,797	6,067	6,761
Net income (loss)	$ 18	$ (2,308)	$ (2,907)	$ 134	$ (574)
Basic and diluted income (loss) per share	$ 0.01	$ (0.86)	$ (1.08)	$ (0.05)	$ (0.19)

See Notes to Consolidated Financial Statements

Exhibit 4 - Consolidated Equity and Comprehensive Income (NVSL)


Naugatuck Valley
FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings
Balance at December 31, 2007	$ 76	$ 33,483	$ 24,233
ESOP shares released - 19,889 shares	-	(29)	-
Dividends paid ($0.20 per common share)	-	-	(614)
Stock based compensation - 5,000 shares awarded	-	-	(4)
Stock based compensation - 28,242 shares vested	-	-	-
Stock based compensation - options	-	183	-
Treasury stock acquired - 204,731 shares	-	-	-
Comprehensive income:			
Net income	-	-	(312)
Net change in unrealized holding gain on available-for-sale securities, net of tax effect			
Comprehensive income	-	-	-
Balance at December 31, 2008	76	33,637	23,303
ESOP shares released - 19,889 shares	-	(87)	-
Dividends paid ($0.17 per common share)	-	-	(447)
Stock based compensation - 29,446 shares vested	-	-	-
Stock based compensation - options	-	206	-
Treasury stock acquired - 4,028 shares	-	-	-
Comprehensive income:			
Net income	-	-	1,993
Net change in unrealized holding gain on available-for-sale securities, net of tax effect			
Comprehensive income	-	-	-
Balance at December 31, 2009	76	33,756	24,849
Dividends paid ($0.03 per common share)	-	-	(78)
Stock based compensation - 700 shares vested	-	-	-
Stock based compensation - options	-	58	-
Treasury stock acquired - 207 shares	-	-	-
Comprehensive income:			
Net income	-	-	314
Net change in unrealized holding gain on available-for-sale securities, net of tax effect			
Comprehensive income	-	-	-
Balance at March 31, 2010 *(Unaudited)*	$ 76	$ 33,814	$ 25,085
Balance at December 31, 2008	76	33,637	23,303
Dividends paid ($0.06 per common share)	-	-	(158)
Stock based compensation - 700 shares vested	-	-	-
Stock based compensation - options	-	54	-
Treasury stock acquired - 81 shares	-	-	-
Comprehensive income:			
Net income	-	-	369
Net change in unrealized holding gain on available-for-sale securities, net of tax effect			
Comprehensive income	-	-	-
Balance at March 31, 2009 *(Unaudited)*	$ 76	$ 33,691	$ 23,514

The accompanying notes are an integral part of these financial statements.

Exhibit 4 - Consolidated Equity and Comprehensive Income (NVSL)

Unearned ESOP Shares	Unearned Stock Awards	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
$ (2,335)	$ (995)	$ (3,889)	$ (116)	$ 50,457
199	-	-	-	170
-	-	-	-	(614)
-	(9)	13	-	-
-	324	-	-	324
-	-	-	-	183
-	-	(2,231)	-	(2,231)
-	-	-	-	-
			(2,388)	-
-	-	-	-	(2,700)
(2,136)	(680)	(6,107)	(2,504)	45,589
199	-	-	-	112
-	-	-	-	(447)
-	325	-	-	325
-	-	-	-	206
-	-	(25)	-	(25)
-	-	-	-	-
			2,555	-
-	-	-	-	4,548
(1,937)	(355)	(6,132)	51	50,308
-	-	-	-	(78)
-	8	-	-	8
-	-	-	-	58
-	-	(2)	-	(2)
-	-	-	-	-
			102	-
-	-	-	-	416
$ (1,937)	(347)	$ (6,134)	$ 153	$ 50,710
(2,136)	(680)	(6,107)	(2,504)	45,589
-	-	-	-	(158)
-	8	-	-	8
-	-	-	-	54
-	-	(1)	-	(1)
-	-	-	-	-
			1,795	-
-	-	-	-	2,164
$ (2,136)	(672)	$ (6,108)	$ (709)	$ 47,656

Exhibit 4 - Consolidated Equity and Comprehensive Income (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)	Number of Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2006	2,941,297	$ 29	$ 24,148	$ (3,595)	$ (250)	$ 20,332
Comprehensive loss:						
Net loss	-	-	-	(574)	-	(574)
Unrealized holding gain on available for sale securities	-	-	-	-	210	210
Total comprehensive loss						(364)
Directors fees settled in common stock	2,605	-	20	-	-	20
Exchange of stock options	20,532	-	10	-	-	10
Exercise of stock options	1,280	-	10	-	-	10
Restricted stock compensation	4,000	-	28	-	-	28
Stock option compensation	-	(3)	(1,817)	-	-	(1,820)
Balance, December 31, 2007	2,969,714	26	22,399	(4,169)	(40)	18,216
Comprehensive income:						
Net income	-	-	-	134	-	134
Unrealized holding gain on available for sale securities	-	-	-	-	68	68
Total comprehensive income						202
Restricted stock compensation	6,750	-	55	-	-	55
Stock option compensation	-	-	20	-	-	20
Stock repurchase	(288,312)	(3)	(1,817)	-	-	(1,820)
Balance, December 31, 2008	2,688,152	23	20,657	(4,035)	28	16,673
Comprehensive loss:						
Net loss	-	-	-	(2,907)	-	(2,907)
Unrealized holding loss on available for sale securities	-	-	-	-	(40)	(40)
Total comprehensive loss						(2,947)
Restricted stock compensation	7,750	-	54	-	-	54
Stock option compensation	-	-	(15)	-	-	(15)
Balance, December 31, 2009	2,695,902	23	20,696	(6,942)	(12)	13,765
Comprehensive income:						
Net income	-	-	-	18	-	18
Unrealized holding gain on available for sale securities	-	-	-	-	11	11
Total comprehensive income						29
Restricted stock compensation		-	2	-	-	2
Balance, March 31, 2010 (*Unaudited*)	2,695,902	$ 23	$ 20,698	$ (6,924)	$ (1)	$ 13,796

See Notes to Consolidated Financial Statements

(Continued)

Exhibit 4 - Consolidated Equity and Comprehensive Income (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY, Continued

(Dollars in thousands)	Number of Common Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2008	2,688,152	$ 23	$ 20,657	$ (4,035)	$ 28	$ 16,673
Comprehensive loss:						
Net loss	-	-	-	(2,308)	-	(2,308)
Unrealized holding loss on available for sale securities	-	-	-	-	(18)	(18)
Total comprehensive loss						(2,326)
Restricted stock compensation	-	-	14	-	-	14
Stock option compensation	-	-	(11)	-	-	(11)
Balance, March 31, 2009 (*Unaudited*)	2,688,152	$ 23	$ 20,660	$ (6,343)	$ 10	$ 14,350

See Notes to Consolidated Financial Statements

Exhibit 5 - Consolidated Statement of Cash Flow (NVSL)



CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended March 31,		For the Year Ended December 31,		
	2010	2009	2009	2008	2007
	(Unaudited)		*(Audited)*		
Cash flows from operating activities					
Net income (loss)	$ 314	$ 369	$ 1,993	$ (312)	$ 1,420
Adjustments to reconcile net income to net cash provided by operating activities:					
Provision for loan losses	809	285	1,144	675	151
Depreciation and amortization expense	197	218	821	835	776
Net amortization (accretion) from investments	8	14	60	51	(21)
Amortization of intangible assets	8	8	34	34	34
Provision for deferred tax (benefit)	-	-	704	(1,574)	11
Loss (gain) on investment securities	(8)	(176)	(388)	3,398	(65)
Stock-based compensation	169	165	656	813	698
Loans originated for sale	(2,300)				
Gain on sale of loans	(12)	-	-	-	-
Proceeds from sale of loans	2,312	-	-	-	-
Net change in:					
Accrued income receivable	23	125	25	(65)	(130)
Deferred loan fees	(46)	19	(43)	68	51
Cash surrender value of life insurance	(84)	(83)	(341)	(315)	(308)
Other assets	210	(86)	(2,291)	(39)	(35)
Other liabilities	(72)	97	222	(110)	98
Net cash provided by operating activities	1,528	955	2,596	3,459	2,680
Cash flows from investing activities					
Proceeds from maturities and repayments of available-for-sale securities	1,578	2,152	10,022	7,501	12,236
Proceeds from sale of available-for-sale securities	1,982	10,508	19,264	13,171	8,441
Proceeds from sale of held-to-maturity securities	-	-	110	-	-
Proceeds from maturities of held-to-maturity securities	75	-	-	1,190	1,390
Purchase of available-for-sale securities	(6,204)	-	-	(25,017)	(17,598)
Purchase of held-to-maturity securities	-	-	(1,566)	-	(250)
Loan originations net of principal payments	(8,614)	(8,563)	(42,570)	(72,888)	(51,656)
Purchase of Federal Home Loan Bank of Boston stock	-	-	-	(1,619)	(734)
Purchase of property and equipment	(115)	(38)	(212)	(775)	(325)
Proceeds from the sale of other real estate owned	140	-	-	-	-
Net cash provided (used) by investing activities	(11,158)	4,059	(14,952)	(78,437)	(48,496)

The accompanying notes are an integral part of these financial statements.

Exhibit 5 - Consolidated Statement of Cash Flow (NVSL)

	For the Three Months Ended March 31,		For the Year Ended December 31,		
	2010	2009	2009	2008	2007
	(Unaudited)		*(Audited)*		
Cash flows from financing activities					
Net change in time deposits	3,065	7,755	(3,859)	33,353	37,335
Net change in other deposit accounts	4,081	8,941	21,764	8,275	(5,135)
Advances from Federal Home Loan Bank of Boston	3,000	-	52,550	55,915	46,927
Repayment of Advances from Federal Home Loan Bank of Boston	(8,782)	(11,275)	(58,418)	(22,373)	(30,538)
Net change in mortgagors' escrow accounts	(2,268)	(2,029)	327	691	376
Change in short-term borrowings	7,731	1,689	4,363	1,839	229
Common stock repurchased	(2)	-	(25)	(2,231)	(2,364)
Cash dividends to common stockholders	(78)	(158)	(447)	(614)	(589)
Proceeds from exercise of options	-	-	-	-	3
Net cash provided by financing activities	6,747	4,923	16,255	74,855	46,244
Increase (decrease) in cash and cash equivalents	(2,883)	9,937	3,899	(123)	428
Cash and cash equivalents at beginning of year	12,146	8,247	8,247	8,370	7,942
Cash and cash equivalents at end of year	$ 9,263	$18,184	$12,146	$ 8,247	$ 8,370
Supplemental disclosures					
Non-cash investing activities:					
Transfer of loans to foreclosed real estate	$ 120	$ 233	$ 140	$ -	$ -
Cash paid during the year for:					
Interest	$ 2,607	$ 3,042	$12,283	$13,950	$13,130
Income taxes	1	226	286	943	296

Exhibit 5 - Consolidated Statement of Cash Flow (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	For the Three Months Ended March 31,		For the Year Ended December 31,		
	2010	2009	2009	2008	2007
	(Unaudited)				
Cash Flows From Operations					
Net income (loss)	$ 18	$ (2,308)	$ (2,907)	$ 134	$ (574)
Adjustments to reconcile net income (loss) to net cash used in operating activities:					
Amortization and accretion of premiums and discounts on investments, net	13	-	26	4	-
(Credit) provision for loan losses	(34)	2,146	1,992	226	538
Gain on sale of branch	-	-	-	(875)	-
Share based compensation	2	3	39	75	106
Loans originated for sale, net of principal payments received	-	-	-	(59)	(327)
Proceeds from the sale of loans	-	-	-	-	195
Gain on sale of loans	-	-	-	-	(45)
Gain on sale of available for sale securities	(29)	-	-	-	-
Depreciation and amortization	72	73	290	300	407
Increase in cash surrender of life insurance	(10)	(11)	(40)	(46)	(44)
Write-down of other assets held for sale	-	6	2	40	89
Changes in assets and liabilities:					
(Decrease) increase in deferred loan fees	(20)	(23)	54	25	3
(Increase) decrease in accrued interest receivable	(68)	(42)	(69)	122	(66)
(Increase) decrease in other assets	(34)	8	(417)	(96)	50
Increase (decrease) in accrued expenses and other liabilities	25	64	(58)	(433)	742
Net cash (used in) provided by operating activities	(65)	(84)	(1,088)	(583)	1,074
Cash Flows From Investing Activities					
Purchases of interest bearing certificates of deposit	-	-	-	(1,643)	-
Proceeds from maturities of interest bearing certificates of deposit	248	92	1,295	-	-
Purchases of available for sale securities	(7,310)	-	(9,206)	(11,500)	-
Principal repayments on available for sale securities	26	-	-	-	-
Proceeds from maturities / calls of available for sale securities	4,645	1,500	12,050	11,700	3,000
Proceeds from sales of available for sale securities	2,151	-	-	-	-
Net payments on sale of branch	-	-	-	(496)	-
Net (increase) decrease in loans receivable	(3,298)	504	(23,198)	(10,333)	(11,290)
Purchases of premises and equipment	(3)	(1)	(22)	(114)	(64)
Proceeds from the sale of other real estate owned	-	-	528	-	-
Acquisition of mortgage broker	-	-	-	(130)	-
Net cash (used in) provided by investing activities	(3,541)	2,095	(18,553)	(12,516)	(8,354)
Cash Flows From Financing Activities					
Net (decrease) increase in demand, savings and money market deposits	(4,406)	(7,846)	5,287	(4,732)	3,086
Net increase in certificates of deposit	4,537	8,348	18,299	544	3,063
Net (decrease) increase in repurchase agreements	(87)	200	80	(330)	(339)
Principal repayments on capital lease obligations	(2)	(1)	(5)	(5)	(2)
Stock repurchased	-	-	-	(1,820)	-
Proceeds from exercise of stock options	-	-	-	-	9
Deferred income taxes on securities unrealized gain	-	-	-	-	-
Net cash provided by (used in) financing activities	42	701	23,661	(6,343)	5,817
Net (decrease) increase in cash and cash equivalents	(3,564)	2,712	4,020	(19,442)	(1,463)
Cash and cash equivalents					
Beginning	17,925	13,905	13,905	33,347	34,810
Ending	$ 14,361	$ 16,617	$ 17,925	$ 13,905	$ 33,347

(Continued)

Exhibit 5 - Consolidated Statement of Cash Flow (SSE)

SOUTHERN CONNECTICUT BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

	For the Three Months Ended March 31,		For the Year Ended December 31,		
(In thousands)	2010	2009	2009	2008	2007
	(Unaudited)				
Supplemental Disclosures of Cash Flow Information:					
Cash paid for:					
Interest	$ 445	$ 476	$ 2,124	$ 2,247	$ 3,366
Income taxes	$ 1	$ 1	$ 1	$ 1	$ 1
Supplemental Disclosures of Non-Cash Investing and Financing Activities:					
Assets and liabilities transferred in sale of branch:					
Premises and equipment	$ -	$ -	$ -	$ 645	$ -
Loans receivable	$ -	$ -	$ -	$ 7,249	$ -
Deposits	$ -	$ -	$ -	$ 9,264	$ -
Transfer of loans held for sale to loans receivable	$ -	$ -	$ -	$ 413	$ 59
Transfer of loans receivable to other real estate owned	$ -	$ -	$ 528	$ -	$ -
Transfer of premises and equipment to assets held for sale	$ -	$ -	$ -	$ -	$ 415
Unrealized holding gains (losses) on available for sale securities arising during the period	$ 11	$ (11)	$ (40)	$ 68	$ 210

See Notes to Consolidated Financial Statements

Exhibit 6.
Income Reconciliation of TFR to Consolidated Statements
Naugatuck Valley Financial Corporation (MHC)

Description		Net Income ($ in 000's)
6/30/2009 TFR	(3 months)	$ 274
9/30/2009 TFR	(3 months)	769
12/31/2009 TFR	(3 months)	795
3/31/2010 TFR	(3 months)	392
Net Income for 12 Months Ended 12/31/2009		2,230
Consolidated net income for 12 months ended 3/31/2010		1,938
Variance		(292)
Adjustments		
Interest on deposits with banks		59
Interest on ESOP loan		109
Income tax (benefit) expense		149
Other expenses		(607)
Total Adjustments		(290)
Variance - Rounding		$ (2)

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 256 public thrifts							
The following 112 institutions were eliminated - Listed on OTCBB, Pink Sheets, Private - 144 Remain							
AJS Bancorp, Inc. (MHC)	OTCBB	12/27/2001	No	MW	IL	245,910	1,227,544
Alamogordo Financial Corp. (MHC)	OTCBB	05/16/2000	No	SW	NM	174,575	918,000
Alaska Pacific Bancshares, Inc.	OTCBB	07/01/1999	No	WE	AK	176,812	NA
Allied First Bancorp, Inc.	OTCBB	12/31/2001	No	MW	IL	172,045	NA
AMB Financial Corp.	OTCBB	04/01/1996	No	MW	IN	185,610	NA
American Bank Holdings, Inc.	OTCBB	NA	No	MA	MD	507,966	NA
Auburn Bancorp, Inc. (MHC)	OTCBB	08/18/2008	No	NE	ME	79,222	276,806
Ben Franklin Financial, Inc. (MHC)	OTCBB	10/19/2006	No	MW	IL	117,338	1,091,062
Blue River Bancshares, Inc.	OTCBB	06/23/1998	No	MW	IN	263,664	NA
BV Financial, Inc. (MHC)	OTCBB	01/14/2005	No	MA	MD	164,467	1,454,750
CCSB Financial Corp.	OTCBB	01/09/2003	No	MW	MO	100,722	NA
Charter Financial Corporation (MHC)	OTCBB	10/17/2001	No	SE	GA	1,247,326	15,857,924
CKF Bancorp, Inc.	OTCBB	01/04/1995	No	MW	KY	131,027	NA
Cullman Bancorp, Inc. (MHC)	OTCBB	10/09/2009	No	SE	AL	221,336	1,382,013
Delanco Bancorp, Inc. (MHC)	OTCBB	04/02/2007	No	MA	NJ	138,986	899,099
DSA Financial Corporation	OTCBB	07/30/2004	No	MW	IN	121,295	NA
East Texas Financial Services, Inc.	OTCBB	01/10/1995	Yes	SW	TX	243,413	NA
Equitable Financial Corp. (MHC)	OTCBB	11/09/2005	No	MW	NE	193,258	1,813,630
Eureka Financial Corporation (MHC)	OTCBB	01/07/1999	No	MA	PA	121,941	730,239
FFW Corporation	OTCBB	04/05/1993	No	MW	IN	333,531	NA
First Bancorp of Indiana, Inc.	OTCBB	04/07/1999	No	MW	IN	348,089	NA
First Independence Corporation	OTCBB	10/08/1993	No	MW	KS	191,078	NA
First Niles Financial, Inc.	OTCBB	10/27/1998	No	MW	OH	104,085	NA
Flatbush Federal Bancorp, Inc. (MHC)	OTCBB	10/21/2003	No	MA	NY	156,924	1,484,208
FSB Community Bankshares, Inc. (MHC)	OTCBB	08/15/2007	No	MA	NY	217,514	946,050
Georgetown Bancorp, Inc. (MHC)	OTCBB	01/06/2005	No	NE	MA	207,512	1,527,487
Gouverneur Bancorp, Inc. (MHC)	OTCBB	03/23/1999	No	MA	NY	146,217	1,311,222
Great American Bancorp, Inc.	OTCBB	06/30/1995	No	MW	IL	155,788	NA
Greenville Federal Financial Corporation (MHC)	OTCBB	01/05/2006	No	MW	OH	121,570	1,264,126
Harrington West Financial Group, Inc.	OTCBB	11/05/2002	No	WE	CA	903,052	NA
Harvard Illinois Bancorp, Inc.	OTCBB	04/09/2010	No	MW	IL	166,478	NA
Hibernia Homestead Bancorp, Inc.	OTCBB	01/28/2009	No	SW	LA	65,664	NA
Home City Financial Corporation	OTCBB	12/30/1996	No	MW	OH	142,221	NA
Home Federal Bancorp, Inc. of Louisiana (MHC)	OTCBB	01/21/2005	No	SW	LA	170,815	2,135,375
Home Financial Bancorp	OTCBB	07/02/1996	No	MW	IN	71,478	NA
Home Loan Financial Corporation	OTCBB	03/26/1998	No	MW	OH	161,648	NA
Hometown Bancorp, Inc. (MHC)	OTCBB	06/29/2007	No	MA	NY	155,181	1,309,275
KS Bancorp, Inc.	OTCBB	12/30/1993	No	SE	NC	346,693	NA
Liberty Bancorp, Inc.	OTCBB	07/24/2006	No	MW	MO	383,679	NA
Lincoln Park Bancorp (MHC)	OTCBB	12/20/2004	No	MA	NJ	156,600	999,810
Little Bank, Inc.	OTCBB	NA	No	SE	NC	305,424	NA
Logansport Financial Corp.	OTCBB	06/14/1995	No	MW	IN	155,743	NA
MainStreet Financial Corporation (MHC)	OTCBB	12/27/2006	No	MW	MI	100,435	400,176
Malaga Financial Corporation	OTCBB	NA	No	WE	CA	829,000	NA
Midland Capital Holdings Corporation	OTCBB	06/30/1993	No	MW	IL	117,324	NA
Mid-Southern Savings Bank, FSB (MHC)	OTCBB	04/09/1998	No	MW	IN	189,579	1,040,750
Minden Bancorp, Inc. (MHC)	OTCBB	07/02/2002	No	SW	LA	211,300	800,112
Monadnock Bancorp, Inc.	OTCBB	06/29/2006	No	NE	NH	114,683	NA
Mutual Federal Bancorp, Inc. (MHC)	OTCBB	04/06/2006	No	MW	IL	66,607	NA
North Penn Bancorp, Inc.	OTCBB	10/02/2007	No	MA	PA	155,533	NA
Northeast Indiana Bancorp, Inc.	OTCBB	06/28/1995	No	MW	IN	252,079	NA
NorthWest Indiana Bancorp	OTCBB	NA	No	MW	IN	685,682	NA
Osage Bancshares, Inc.	OTCBB	01/18/2007	No	SW	OK	158,984	NA
Ottawa Savings Bancorp, Inc. (MHC)	OTCBB	07/15/2005	No	MW	IL	209,157	1,223,701
Patriot Federal Bank	OTCBB	12/31/2005	No	MA	NY	75,903	NA
Peoples-Sidney Financial Corporation	OTCBB	04/28/1997	No	MW	OH	137,434	NA
Perpetual Federal Savings Bank	OTCBB	04/19/1991	No	MW	OH	358,310	NA
Polonia Bancorp (MHC)	OTCBB	01/16/2007	No	MA	PA	214,392	1,818,437

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 256 public thrifts							
Quaint Oak Bancorp, Inc.	OTCBB	07/05/2007	No	MA	PA	95,763	NA
RMG Capital Corporation	OTCBB	NA	No	WE	CA	737,069	NA
Roebling Financial Corp, Inc.	OTCBB	10/01/2004	No	MA	NJ	168,477	NA
Royal Financial, Inc.	OTCBB	01/21/2005	No	MW	IL	82,714	NA
San Luis Trust Bank, FSB	OTCBB	NA	No	WE	CA	327,069	NA
Security Federal Corporation	OTCBB	10/30/1987	No	SE	SC	956,002	NA
Sound Financial, Inc. (MHC)	OTCBB	01/09/2008	No	WE	WA	337,801	1,621,435
South Street Financial Corp	OTCBB	10/03/1996	No	SE	NC	304,501	NA
SouthFirst Bancshares, Inc.	OTCBB	02/14/1995	No	SE	AL	130,033	NA
St. Joseph Bancorp, Inc.	OTCBB	02/02/2009	No	MW	MO	24,356	NA
Sturgis Bancorp, Inc.	OTCBB	11/10/1988	No	MW	MI	382,403	NA
Sugar Creek Financial Corp. (MHC)	OTCBB	04/04/2007	No	MW	IL	86,795	498,784
Third Century Bancorp	OTCBB	06/30/2004	No	MW	IN	130,452	NA
United Tennessee Bankshares, Inc.	OTCBB	01/05/1998	No	SE	TN	158,169	NA
Versailles Financial Corporation	OTCBB	01/11/2010	No	MW	OH	44,298	NA
Wake Forest Bancshares, Inc. (MHC)	OTCBB	04/03/1996	No	SE	NC	111,700	635,000
Wawel Savings Bank (MHC)	OTCBB	04/01/2004	No	MA	NJ	93,613	1,304,153
Wells Financial Corp.	OTCBB	04/11/1995	No	MW	MN	262,206	NA
William Penn Bancorp, Inc. (MHC)	OTCBB	04/16/2008	No	MA	PA	321,811	2,548,713
Appalachian Bancshares, Inc.	Pink	NA	No	SE	GA	1,185,234	NA
ASB Financial Corp.	Pink	05/11/1995	No	MW	OH	222,512	NA
BancAffiliated, Inc.	Pink	06/01/2001	No	SW	TX	164,626	NA
BFC Financial Corporation	Pink	NA	No	SE	FL	6,350,740	NA
Community Investors Bancorp, Inc.	Pink	02/07/1995	No	MW	OH	126,637	NA
Crazy Woman Creek Bancorp Incorporated	Pink	03/29/1996	No	WE	WY	153,279	NA
East Side Financial, Inc.	Pink	11/01/1991	No	SE	FL	104,004	NA
Fidelity Federal Bancorp	Pink	08/31/1987	No	MW	IN	258,895	NA
First BancTrust Corporation	Pink	04/19/2001	No	MW	IL	396,305	NA
First Capital Bancshares, Inc.	Pink	10/29/1999	No	SE	NC	66,155	NA
First Federal of South Carolina, FSB (MHC)	Pink	11/14/1994	No	SE	SC	119,265	853,964
First Star Bancorp, Inc.	Pink	05/15/1987	No	MA	PA	547,800	NA
FPB Financial Corp.	Pink	07/01/1999	No	SW	LA	169,623	NA
Guaranty Bancorp, Inc.	Pink	NA	No	NE	NH	361,630	NA
Guaranty Financial Corp. (MHC)	Pink	06/21/1993	No	MW	WI	1,343,783	NA
Lexington B&L Financial Corp.	Pink	06/06/1996	No	MW	MO	147,156	NA
LifeStore Financial Group (MHC)	Pink	10/07/1996	No	SE	NC	301,912	538,221
Peoples Bancorp	Pink	07/07/1987	No	MW	IN	472,145	NA
Prince George's Federal Savings Bank	Pink	NA	No	MA	MD	100,441	NA
Redwood Financial, Inc.	Pink	07/10/1995	No	MW	MN	179,143	NA
SE Financial Corp.	Pink	05/06/2004	No	MA	PA	307,519	NA
Seneca-Cayuga Bancorp, Inc. (MHC)	Pink	07/11/2006	No	MA	NY	227,132	1,309,275
SFB Bancorp, Inc.	Pink	05/30/1997	No	SE	TN	59,850	NA
SFSB, Inc. (MHC)	Pink	12/31/2004	No	MA	MD	199,937	1,636,594
Sistersville Bancorp, Inc.	Pink	06/26/1997	No	SE	WV	49,720	NA
Southern Community Bancshares, Inc.	Pink	12/23/1996	No	SE	AL	69,966	NA
TierOne Corporation	Pink	10/02/2002	No	MW	NE	3,160,553	NA
Washington Federal Bank for Savings	Pink	03/01/1995	No	MW	IL	83,489	NA
Webster City Federal Bancorp (MHC)	Pink	08/15/1994	No	MW	IA	96,360	2,300,000
1st Security Bancorp Inc.	Private	NA	No	WE	WA	234,306	NA
Anchor Bancorp	Private	NA	No	WE	WA	615,780	NA
Gateway Community Financial Corp.	Private	NA	No	MA	NJ	434,531	NA
Magna Bank	Private	NA	No	SE	TN	448,110	NA
National Consumer Cooperative Bank	Private	NA	No	MA	DC	1,899,883	NA
Santander Holdings USA, Inc.	Private	08/12/1986	No	NE	MA	83,682,995	NA

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 256 public thrifts							
The following 38 institutions were eliminated - MHCs - 106 Remain							
Alliance Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	03/03/1995	No	MA	PA	471,818	3,973,750
Atlantic Coast Federal Corporation (MHC)	NASDAQ	10/05/2004	No	SE	GA	914,021	8,728,500
Beneficial Mutual Bancorp, Inc. (MHC)	NASDAQ	07/16/2007	No	MA	PA	4,709,978	45,792,775
Brooklyn Federal Bancorp, Inc. (MHC)	NASDAQ	04/06/2005	No	MA	NY	528,159	9,257,500
Capitol Federal Financial (MHC)	NASDAQ	04/01/1999	No	MW	KS	8,485,465	52,192,817
Cheviot Financial Corp. (MHC)	NASDAQ	01/06/2004	No	MW	OH	349,556	5,455,313
Clifton Savings Bancorp, Inc. (MHC)	NASDAQ	03/04/2004	No	MA	NJ	1,067,707	16,791,758
Colonial Bankshares, Inc. (MHC)	NASDAQ	06/30/2005	No	MA	NJ	567,851	2,441,716
Eagle Bancorp Montana, Inc.	NASDAQ	04/05/2010	No	WE	MT	316,313	2,464,274
FedFirst Financial Corporation (MHC)	NASDAQ	04/07/2005	No	MA	PA	349,359	3,636,875
Fox Chase Bancorp, Inc. (MHC)	NASDAQ	10/02/2006	No	MA	PA	1,156,423	8,148,915
Greene County Bancorp, Inc. (MHC)	NASDAQ	12/30/1998	No	MA	NY	478,944	2,304,632
Heritage Financial Group (MHC)	NASDAQ	06/30/2005	No	SE	GA	574,363	7,868,875
Investors Bancorp, Inc. (MHC)	NASDAQ	10/12/2005	No	MA	NJ	8,748,765	64,844,373
Jacksonville Bancorp, Inc. (MHC)	NASDAQ	04/21/1995	No	MW	IL	289,432	1,038,738
Kearny Financial Corp. (MHC)	NASDAQ	02/24/2005	No	MA	NJ	2,251,900	50,916,250
Kentucky First Federal Bancorp (MHC)	NASDAQ	03/03/2005	No	MW	KY	238,355	4,727,938
K-Fed Bancorp (MHC)	NASDAQ	03/31/2004	No	WE	CA	893,134	8,861,750
Lake Shore Bancorp, Inc. (MHC)	NASDAQ	04/04/2006	No	MA	NY	432,020	3,636,875
LaPorte Bancorp, Inc. (MHC)	NASDAQ	10/15/2007	No	MW	IN	419,505	2,522,013
Magyar Bancorp, Inc. (MHC)	NASDAQ	01/24/2006	No	MA	NJ	550,849	3,200,450
Malvern Federal Bancorp, Inc. (MHC)	NASDAQ	05/20/2008	No	MA	PA	696,274	3,383,875
Meridian Interstate Bancorp, Inc. (MHC)	NASDAQ	01/23/2008	No	NE	MA	1,719,283	13,164,109
MSB Financial Corp. (MHC)	NASDAQ	01/05/2007	No	MA	NJ	362,387	3,091,344
Naugatuck Valley Financial Corporation (MHC)	NASDAQ	10/01/2004	No	NE	CT	564,215	4,182,407
Northeast Community Bancorp, Inc. (MHC)	NASDAQ	07/06/2006	No	MA	NY	517,188	7,273,750
Northfield Bancorp, Inc. (MHC)	NASDAQ	11/08/2007	No	MA	NJ	2,097,803	24,641,684
Oneida Financial Corp. (MHC)	NASDAQ	12/30/1998	No	MA	NY	596,265	4,309,750
Oritani Financial Corp. (MHC)	NASDAQ	01/24/2007	No	MA	NJ	2,054,230	27,575,476
Pathfinder Bancorp, Inc. (MHC)	NASDAQ	11/16/1995	No	MA	NY	386,742	1,583,239
PSB Holdings, Inc. (MHC)	NASDAQ	10/05/2004	No	NE	CT	495,143	3,729,846
Rockville Financial, Inc. (MHC)	NASDAQ	05/23/2005	No	NE	CT	1,560,440	10,689,250
Roma Financial Corporation (MHC)	NASDAQ	07/12/2006	No	MA	NJ	1,370,343	22,584,995
SI Financial Group, Inc. (MHC)	NASDAQ	10/01/2004	No	NE	CT	882,099	7,286,975
TFS Financial Corporation (MHC)	NASDAQ	04/23/2007	No	MW	OH	10,737,175	227,119,132
United Community Bancorp (MHC)	NASDAQ	03/31/2006	No	MW	IN	440,646	4,655,200
ViewPoint Financial Group (MHC)	NASDAQ	10/03/2006	No	SW	TX	2,477,413	14,183,812
Waterstone Financial, Inc. (MHC)	NASDAQ	10/05/2005	No	MW	WI	1,844,938	23,050,183

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	Shares Owned by MHC (Actual)
Starting Group - 256 public thrifts							
The following 90 institutions were eliminated - Outside of the Region - 16 Remain							
Abington Bancorp, Inc.	NASDAQ	06/28/2007	No	MA	PA	1,266,957	NA
BCSB Bancorp, Inc.	NASDAQ	04/11/2008	No	MA	MD	600,746	NA
Beacon Federal Bancorp, Inc.	NASDAQ	10/02/2007	No	MA	NY	1,073,306	NA
Cape Bancorp, Inc.	NASDAQ	02/01/2008	No	MA	NJ	1,072,985	NA
Carver Bancorp, Inc.	NASDAQ	10/25/1994	No	MA	NY	811,745	NA
CMS Bancorp, Inc.	NASDAQ	04/04/2007	No	MA	NY	227,117	NA
Dime Community Bancshares, Inc.	NASDAQ	06/26/1996	No	MA	NY	4,113,940	NA
Elmira Savings Bank, FSB	NASDAQ	03/01/1985	No	MA	NY	488,967	NA
ESB Financial Corporation	NASDAQ	06/13/1990	No	MA	PA	1,954,444	NA
ESSA Bancorp, Inc.	NASDAQ	04/04/2007	No	MA	PA	1,058,692	NA
Fidelity Bancorp, Inc.	NASDAQ	06/24/1988	No	MA	PA	707,989	NA
First Keystone Financial, Inc.	NASDAQ	01/26/1995	Yes	MA	PA	488,501	NA
Flushing Financial Corporation	NASDAQ	11/21/1995	No	MA	NY	4,183,105	NA
Harleysville Savings Financial Corporation	NASDAQ	08/04/1987	No	MA	PA	843,074	NA
Hudson City Bancorp, Inc.	NASDAQ	06/07/2005	No	MA	NJ	61,231,651	NA
Independence Federal Savings Bank	NASDAQ	06/06/1985	No	MA	DC	133,679	NA
Northwest Bancshares, Inc.	NASDAQ	12/18/2009	No	MA	PA	8,084,630	NA
OBA Financial Services, Inc.	NASDAQ	01/22/2010	No	MA	MD	378,609	NA
Ocean Shore Holding Co.	NASDAQ	12/21/2009	No	MA	NJ	781,207	NA
OceanFirst Financial Corp.	NASDAQ	07/03/1996	No	MA	NJ	2,199,233	NA
Pamrapo Bancorp, Inc.	NASDAQ	11/14/1989	Yes	MA	NJ	549,419	NA
Parkvale Financial Corporation	NASDAQ	07/16/1987	No	MA	PA	1,896,225	NA
Provident New York Bancorp	NASDAQ	01/15/2004	No	MA	NY	2,935,956	NA
Prudential Bancorp, Inc. of Pennsylvania (MHC)	NASDAQ	03/30/2005	No	MA	PA	508,239	NA
Rome Bancorp, Inc.	NASDAQ	03/30/2005	No	MA	NY	327,693	NA
Severn Bancorp, Inc.	NASDAQ	NA	No	MA	MD	970,791	NA
TF Financial Corporation	NASDAQ	07/13/1994	No	MA	PA	715,948	NA
TrustCo Bank Corp NY	NASDAQ	NA	No	MA	NY	3,718,763	NA
WSB Holdings, Inc.	NASDAQ	08/03/1988	No	MA	MD	437,825	NA
WSFS Financial Corporation	NASDAQ	11/26/1986	No	MA	DE	3,812,331	NA
WVS Financial Corp.	NASDAQ	11/29/1993	No	MA	PA	377,188	NA
Astoria Financial Corporation	NYSE	11/18/1993	No	MA	NY	20,061,043	NA
New York Community Bancorp, Inc.	NYSE	11/23/1993	No	MA	NY	42,430,737	NA
Provident Financial Services, Inc.	NYSE	01/16/2003	No	MA	NJ	6,796,539	NA
Anchor BanCorp Wisconsin Inc.	NASDAQ	07/16/1992	No	MW	WI	4,458,587	NA
Bank Mutual Corporation	NASDAQ	10/30/2003	No	MW	WI	3,444,645	NA
BankFinancial Corporation	NASDAQ	06/24/2005	No	MW	IL	1,558,654	NA
Central Federal Corporation	NASDAQ	12/30/1998	No	MW	OH	288,604	NA
CFS Bancorp, Inc.	NASDAQ	07/24/1998	No	MW	IN	1,092,127	NA
Citizens Community Bancorp, Inc.	NASDAQ	11/01/2006	No	MW	WI	576,752	NA
FFD Financial Corporation	NASDAQ	04/03/1996	No	MW	OH	199,114	NA
First Bancshares, Inc.	NASDAQ	12/22/1993	No	MW	MO	213,794	NA
First Capital, Inc.	NASDAQ	01/04/1999	No	MW	IN	462,713	NA
First Clover Leaf Financial Corp.	NASDAQ	07/11/2006	No	MW	IL	591,188	NA
First Defiance Financial Corp.	NASDAQ	10/02/1995	No	MW	OH	2,058,775	NA
First Federal of Northern Michigan Bancorp, Inc.	NASDAQ	04/04/2005	No	MW	MI	229,547	NA
First Franklin Corporation	NASDAQ	01/26/1988	No	MW	OH	287,993	NA
First Place Financial Corp.	NASDAQ	01/04/1999	No	MW	OH	3,208,628	NA
First Savings Financial Group, Inc.	NASDAQ	10/07/2008	No	MW	IN	494,233	NA
HF Financial Corp.	NASDAQ	04/08/1992	No	MW	SD	1,234,480	NA
HMN Financial, Inc.	NASDAQ	06/30/1994	No	MW	MN	1,028,476	NA
HopFed Bancorp, Inc.	NASDAQ	02/09/1998	No	MW	KY	1,051,850	NA
LSB Financial Corp.	NASDAQ	02/03/1995	No	MW	IN	371,707	NA
Meta Financial Group, Inc.	NASDAQ	09/20/1993	No	MW	IA	981,910	NA
MutualFirst Financial, Inc.	NASDAQ	12/30/1999	No	MW	IN	1,487,131	NA
NASB Financial, Inc.	NASDAQ	09/27/1985	No	MW	MO	1,527,170	NA
North Central Bancshares, Inc.	NASDAQ	03/21/1996	No	MW	IA	452,428	NA
Park Bancorp, Inc.	NASDAQ	08/12/1996	No	MW	IL	212,963	NA

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 256 public thrifts							
Pulaski Financial Corp.	NASDAQ	12/03/1998	No	MW	MO	1,434,083	NA
PVF Capital Corp.	NASDAQ	12/30/1992	No	MW	OH	889,184	NA
River Valley Bancorp	NASDAQ	12/20/1996	No	MW	IN	395,228	NA
United Community Financial Corp.	NASDAQ	07/09/1998	No	MW	OH	2,279,719	NA
Wayne Savings Bancshares, Inc.	NASDAQ	01/09/2003	No	MW	OH	406,032	NA
Flagstar Bancorp, Inc.	NYSE	04/30/1997	No	MW	MI	14,332,842	NA
Athens Bancshares Corporation	NASDAQ	01/07/2010	No	SE	TN	275,339	NA
Citizens South Banking Corporation	NASDAQ	10/01/2002	No	SE	NC	1,132,652	NA
Community Financial Corporation	NASDAQ	03/30/1988	No	SE	VA	547,564	NA
First Advantage Bancorp	NASDAQ	11/30/2007	No	SE	TN	344,736	NA
First Community Bank Corporation of America	NASDAQ	05/16/2003	No	SE	FL	549,876	NA
First Federal Bancshares of Arkansas, Inc.	NASDAQ	05/03/1996	No	SE	AR	696,929	NA
First Financial Holdings, Inc.	NASDAQ	11/10/1983	No	SE	SC	3,380,867	NA
Jefferson Bancshares, Inc.	NASDAQ	07/02/2003	No	SE	TN	663,160	NA
Superior Bancorp	NASDAQ	12/10/1998	No	SE	AL	3,344,357	NA
BankAtlantic Bancorp, Inc.	NYSE	11/29/1983	No	SE	FL	4,748,201	NA
GS Financial Corp.	NASDAQ	04/01/1997	No	SW	LA	277,294	NA
Home Bancorp, Inc.	NASDAQ	10/03/2008	No	SW	LA	696,740	NA
Louisiana Bancorp, Inc.	NASDAQ	07/10/2007	No	SW	LA	326,531	NA
OmniAmerican Bancorp, Inc.	NASDAQ	01/21/2010	No	SW	TX	1,095,475	NA
United Western Bancorp, Inc.	NASDAQ	10/18/1996	No	SW	CO	2,609,790	NA
Teche Holding Company	NYSE Amex	04/19/1995	No	SW	LA	763,635	NA
BofI Holding, Inc.	NASDAQ	03/14/2005	No	WE	CA	1,401,143	NA
Broadway Financial Corporation	NASDAQ	01/09/1996	No	WE	CA	519,976	NA
First Financial Northwest, Inc.	NASDAQ	10/10/2007	No	WE	WA	1,321,229	NA
First PacTrust Bancorp, Inc.	NASDAQ	08/23/2002	No	WE	CA	903,796	NA
Home Federal Bancorp, Inc.	NASDAQ	12/20/2007	No	WE	ID	852,104	NA
Provident Financial Holdings, Inc.	NASDAQ	06/28/1996	No	WE	CA	1,405,320	NA
Riverview Bancorp, Inc.	NASDAQ	10/01/1997	No	WE	WA	837,953	NA
Territorial Bancorp Inc.	NASDAQ	07/13/2009	No	WE	HI	1,408,825	NA
Timberland Bancorp, Inc.	NASDAQ	01/13/1998	No	WE	WA	724,776	NA
Washington Federal, Inc.	NASDAQ	11/17/1982	No	WE	WA	13,802,712	NA

Exhibit 7. Comparable Selection Screens

Company Name	Exchange	IPO Date	Merger or Acquisition Target? Yes/No	Region	State	MstRctQtr Total Assets ($000)	MstRctQtr Shares Owned by MHC (Actual)
Starting Group - 256 public thrifts							
The following 6 institutions were eliminated - Outside Size Range - 10 Remain							
Berkshire Hills Bancorp, Inc.	NASDAQ	06/28/2000	No	NE	MA	2,705,459	NA
Brookline Bancorp, Inc.	NASDAQ	07/09/2002	No	NE	MA	2,639,062	NA
Danvers Bancorp, Inc.	NASDAQ	01/10/2008	No	NE	MA	2,454,828	NA
Mayflower Bancorp, Inc.	NASDAQ	NA	No	NE	MA	255,530	NA
NewAlliance Bancshares, Inc.	NYSE	04/02/2004	No	NE	CT	8,500,903	NA
People's United Financial, Inc.	NASDAQ	04/16/2007	No	NE	CT	21,588,100	NA
Comparable Group							
Central Bancorp, Inc.	NASDAQ	10/24/1986	No	NE	MA	542,444	NA
Chicopee Bancorp, Inc.	NASDAQ	07/20/2006	No	NE	MA	545,765	NA
Hampden Bancorp, Inc.	NASDAQ	01/17/2007	No	NE	MA	577,841	NA
Hingham Institution for Savings	NASDAQ	12/20/1988	No	NE	MA	966,387	NA
Legacy Bancorp, Inc.	NASDAQ	10/26/2005	No	NE	MA	946,224	NA
LSB Corporation	NASDAQ	05/02/1986	No	NE	MA	806,567	NA
New Hampshire Thrift Bancshares, Inc.	NASDAQ	05/27/1986	No	NE	NH	938,665	NA
Newport Bancorp, Inc.	NASDAQ	07/07/2006	No	NE	RI	456,610	NA
United Financial Bancorp, Inc.	NASDAQ	12/04/2007	No	NE	MA	1,512,683	NA
Westfield Financial, Inc.	NASDAQ	01/04/2007	No	NE	MA	1,199,757	NA

Exhibit 8

Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities/ Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)
		Corporate					*Key Financial Data for the Most Recent Period End*					
	Comparable Thrift Data											
CEBK	Central Bancorp, Inc.	NASDAQ	Somerville	MA	11	10/24/1986	542,444	136.07	85.08	8.20	62.53	28.54
CBNK	Chicopee Bancorp, Inc.	NASDAQ	Chicopee	MA	8	07/20/2006	545,765	122.62	78.99	13.08	64.42	18.20
HBNK	Hampden Bancorp, Inc.	NASDAQ	Springfield	MA	9	01/17/2007	577,841	101.13	72.00	20.48	71.19	11.92
HIFS	Hingham Institution for Savings	NASDAQ	Hingham	MA	10	12/20/1988	966,387	108.66	75.93	10.90	69.88	22.52
LEGC	Legacy Bancorp, Inc.	NASDAQ	Pittsfield	MA	20	10/26/2005	946,224	97.95	68.45	20.86	69.88	16.54
LSBX	LSB Corporation	NASDAQ	North Andover	MA	8	05/02/1986	806,567	107.96	67.50	27.06	62.53	29.26
NHTB	New Hampshire Thrift Bancshares, Inc.	NASDAQ	Newport	NH	27	05/27/1986	938,665	90.95	68.10	23.18	74.88	14.33
NFSB	Newport Bancorp, Inc.	NASDAQ	Newport	RI	6	07/07/2006	456,610	136.27	77.63	12.18	56.97	31.19
UBNK	United Financial Bancorp, Inc.	NASDAQ	West Springfield	MA	24	12/04/2007	1,512,683	103.59	72.95	20.62	70.42	14.06
WFD	Westfield Financial, Inc.	NASDAQ	Westfield	MA	11	01/04/2007	1,199,757	70.68	38.96	54.58	55.12	23.72
	Average						849,294	107.59	70.56	21.11	65.78	21.03
	Median						872,616	105.78	72.48	20.55	67.15	20.36
	Maximum						1,512,683	136.27	85.08	54.58	74.88	31.19
	Minimum						456,610	70.68	38.96	8.20	55.12	11.92
	Pro-forma Results*				14		696,907	118.08	85.87	7.31	72.72	17.38
	Pro-forma Variance to the Comparable Median						(175,709)	12.30	13.39	(13.24)	5.57	(2.98)
NVSL	Naugatuck Valley Financial Corporation (MHC)	NASDAQ	Naugatuck	CT	10	10/1/2004	564,215	125.14	86.07	8.52	68.78	21.43
SSE	Southern Connecticut Bancorp, Inc.	NYSE Amex	New Haven	CT	4	7/6/2001	135,709	98.52	85.44	2.06	86.72	1.02
	NVSL Variance to the Comparable Median						(308,401)	19.36	13.59	(12.03)	1.63	1.07
	SSE Variance to the Comparable Median						(736,907)	(7.26)	12.96	(18.49)	19.57	(19.34)

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

Ticker	Short Name	Capital for the Most Recent Period End				
		Equity/ Assets (%)	Tangible Tang Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)
	Comparable Thrift Data					
CEBK	Central Bancorp, Inc.	8.32	7.94	4.95	9.22	8.88
CBNK	Chicopee Bancorp, Inc.	17.33	17.33	-	17.20	18.12
HBNK	Hampden Bancorp, Inc.	16.25	16.25	-	15.80	17.29
HIFS	Hingham Institution for Savings	6.94	6.94	-	7.03	7.57
LEGC	Legacy Bancorp, Inc.	12.72	11.62	9.72	7.90	13.57
LSBX	LSB Corporation	7.69	7.69	-	NA	8.59
NHTB	New Hampshire Thrift Bancshares, Inc.	9.50	6.60	32.73	NA	10.61
NFSB	Newport Bancorp, Inc.	11.09	11.09	-	NA	11.85
UBNK	United Financial Bancorp, Inc.	14.82	14.35	3.70	NA	15.46
WFD	Westfield Financial, Inc.	20.47	20.47	-	20.65	21.10
	Average	12.51	12.03	5.11	12.97	13.30
	Median	11.91	11.36	-	12.51	12.71
	Maximum	20.47	20.47	32.73	20.65	21.10
	Minimum	6.94	6.60	-	7.03	7.57
	Pro-forma Results*	8.65	8.01	0.70	6.61	9.34
	Pro-forma Variance to the Comparable Median	(3.26)	(3.35)	0.70	(5.90)	(3.37)
NVSL	Naugatuck Valley Financial Corporation (MHC)	8.99	8.98	0.15	7.74	9.84
SSE	Southern Connecticut Bancorp, Inc.	11.54	11.54	-	10.75	13.56
	NVSL Variance to the Comparable Median	(2.92)	(2.38)	0.15	(4.77)	(2.87)
	SSE Variance to the Comparable Median	(0.37)	0.18	-	(1.76)	0.85

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

Ticker	Short Name	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)
		Asset Quality for the Most Recent Period End					
	Comparable Thrift Data						
CEBK	Central Bancorp, Inc.	1.63	40.25	1.40	16.86	0.66	39.93
CBNK	Chicopee Bancorp, Inc.	1.11	89.52	0.90	5.17	1.00	88.05
HBNK	Hampden Bancorp, Inc.	2.46	58.88	1.93	11.86	1.45	54.05
HIFS	Hingham Institution for Savings	1.41	59.42	1.34	19.39	0.83	47.15
LEGC	Legacy Bancorp, Inc.	2.73	45.77	2.06	16.19	1.25	41.59
LSBX	LSB Corporation	2.02	66.21	1.36	17.72	1.34	66.21
NHTB	New Hampshire Thrift Bancshares, Inc.	1.47	110.09	1.01	10.59	1.62	110.09
NFSB	Newport Bancorp, Inc.	0.50	194.45	0.39	3.52	0.98	194.45
UBNK	United Financial Bancorp, Inc.	1.49	58.38	1.22	8.22	0.87	52.13
WFD	Westfield Financial, Inc.	0.75	215.62	0.37	1.82	1.62	168.59
	Average	1.56	93.86	1.20	11.13	1.16	86.22
	Median	1.48	62.82	1.28	11.22	1.13	60.13
	Maximum	2.73	215.62	2.06	19.39	1.62	194.45
	Minimum	0.50	40.25	0.37	1.82	0.66	39.93
	Pro-forma Results*	2.21	36.20	1.92	22.16	0.80	34.94
	Pro-forma Variance to the Comparable Median	0.73	(26.62)	0.64	10.94	(0.33)	(25.19)
NVSL	Naugatuck Valley Financial Corporation (MHC)	2.30	43.00	2.00	22.22	0.99	42.55
SSE	Southern Connecticut Bancorp, Inc.	4.93	47.86	4.21	36.47	2.36	45.03
	NVSL Variance to the Comparable Median	0.82	(19.82)	0.72	11.00	(0.14)	(17.58)
	SSE Variance to the Comparable Median	3.45	(14.96)	2.93	25.25	1.23	(15.10)

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

Ticker	Short Name	LTM Profitability: Return on Avg Assets (%)	Return on Avg Equity (%)	Core Return on Avg Assets (%)	Core Return on Avg Equity (%)	LTM Income Statement: Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)
	Comparable Thrift Data												
CEBK	Central Bancorp, Inc.	0.36	4.65	0.45	5.77	5.38	NA	NA	3.21	0.34	2.68	78.75	76.41
CBNK	Chicopee Bancorp, Inc.	(0.33)	(1.86)	(0.14)	(0.80)	4.98	NA	NA	3.22	0.48	3.36	97.18	96.73
HBNK	Hampden Bancorp, Inc.	(0.15)	(0.90)	(0.13)	(0.75)	5.00	NA	NA	3.12	0.47	2.98	84.06	81.57
HIFS	Hingham Institution for Savings	0.98	13.65	1.00	14.06	5.16	NA	NA	3.25	0.22	1.58	44.13	40.20
LEGC	Legacy Bancorp, Inc.	(0.87)	(6.58)	(0.19)	(1.40)	5.04	2.31	2.73	3.09	0.59	3.01	84.11	80.85
LSBX	LSB Corporation	0.70	8.07	0.54	6.26	5.27	2.96	2.31	2.61	0.23	1.69	61.07	57.51
NHTB	New Hampshire Thrift Bancshares, Inc.	0.76	8.00	0.60	6.36	4.61	NA	NA	3.30	0.98	2.66	64.19	52.78
NFSB	Newport Bancorp, Inc.	0.18	1.56	0.24	2.08	5.41	NA	NA	3.29	0.49	2.93	82.16	79.32
UBNK	United Financial Bancorp, Inc.	0.41	2.48	0.61	3.71	5.20	NA	NA	3.50	0.64	2.72	68.62	62.57
WFD	Westfield Financial, Inc.	0.47	2.21	0.53	2.49	4.66	NA	NA	2.94	0.32	2.08	66.81	63.00
	Average	0.25	3.13	0.35	3.78	5.07	2.64	2.52	3.15	0.48	2.57	73.11	69.09
	Median	0.39	2.35	0.49	3.10	5.10	2.64	2.52	3.22	0.48	2.70	73.69	69.71
	Maximum	0.98	13.65	1.00	14.06	5.41	2.96	2.73	3.50	0.98	3.36	97.18	96.73
	Minimum	(0.87)	(6.58)	(0.19)	(1.40)	4.61	2.31	2.31	2.61	0.22	1.58	44.13	40.20
	Pro-forma Results*	0.01	0.10	0.23	2.60	5.41	2.10	2.95	3.31	0.48	3.37	84.55	97.57
	Pro-forma Variance to the Comparable Median	(0.38)	(2.25)	(0.26)	(0.50)	0.31	(0.54)	0.43	0.09	(0.00)	0.67	10.86	27.86
NVSL	Naugatuck Valley Financial Corporation (MHC)	0.35	3.94	0.36	4.02	5.52	2.37	3.15	3.24	0.44	2.66	76.16	72.74
SSE	Southern Connecticut Bancorp, Inc.	(0.43)	(3.66)	(0.43)	(3.66)	5.04	1.64	2.65	3.40	0.46	4.38	110.99	112.52
	NVSL Variance to the Comparable Median	(0.04)	1.59	(0.13)	0.92	0.42	(0.27)	0.63	0.02	(0.04)	(0.04)	2.47	3.03
	SSE Variance to the Comparable Median	(0.82)	(6.01)	(0.92)	(6.76)	(0.06)	(1.00)	0.13	0.18	(0.02)	1.68	37.30	42.81

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

Ticker	Short Name	Asset Growth LTM (%)	Loan Growth LTM (%)	Deposit Growth LTM (%)
		Growth		
	Comparable Thrift Data			
CEBK	Central Bancorp, Inc.	(5.80)	0.18	(9.57)
CBNK	Chicopee Bancorp, Inc.	3.87	2.99	1.56
HBNK	Hampden Bancorp, Inc.	0.02	7.29	7.65
HIFS	Hingham Institution for Savings	15.05	9.06	20.22
LEGC	Legacy Bancorp, Inc.	(2.26)	(7.36)	2.73
LSBX	LSB Corporation	3.61	13.44	16.29
NHTB	New Hampshire Thrift Bancshares, Inc.	8.30	1.57	7.39
NFSB	Newport Bancorp, Inc.	3.44	2.73	6.77
UBNK	United Financial Bancorp, Inc.	21.68	28.17	33.93
WFD	Westfield Financial, Inc.	6.58	(1.16)	10.07
	Average	5.45	5.69	9.70
	Median	3.74	2.86	7.52
	Maximum	21.68	28.17	33.93
	Minimum	(5.80)	(7.36)	(9.57)
	Pro-forma Results*	6.25	12.82	6.86
	Pro-forma Variance to the Comparable Median	2.51	9.96	(0.66)
NVSL	Naugatuck Valley Financial Corporation (MHC)	3.96	9.59	2.20
SSE	Southern Connecticut Bancorp, Inc.	19.71	28.91	24.57
	NVSL Variance to the Comparable Median	0.22	6.73	(5.32)
	SSE Variance to the Comparable Median	15.97	26.05	17.05

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

Ticker	Short Name	Market Data						Dividends	
		Market Value ($)	Stock Price ($)	Price High ($)	Price Low ($)	Book Value ($)	Tangible Book Value ($)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Comparable Thrift Data								
CEBK	Central Bancorp, Inc.	19.20	11.50	11.50	8.41	21.31	19.97	1.74	21.74
CBNK	Chicopee Bancorp, Inc.	74.60	11.70	13.15	11.63	14.83	14.83	-	-
HBNK	Hampden Bancorp, Inc.	67.50	9.44	10.16	9.08	13.13	13.13	1.27	NM
HIFS	Hingham Institution for Savings	80.20	37.73	38.05	31.50	31.56	31.56	2.44	26.81
LEGC	Legacy Bancorp, Inc.	76.30	8.76	9.84	8.56	13.80	12.40	2.28	NM
LSBX	LSB Corporation	54.90	12.19	14.50	11.61	13.77	13.77	2.95	25.74
NHTB	New Hampshire Thrift Bancshares, Inc.	59.60	10.32	11.93	9.91	13.70	8.65	5.04	46.43
NFSB	Newport Bancorp, Inc.	44.70	12.15	12.34	11.46	13.61	13.61	-	-
UBNK	United Financial Bancorp, Inc.	226.80	13.56	15.16	12.68	13.39	12.90	2.06	77.78
WFD	Westfield Financial, Inc.	251.70	8.51	10.37	7.92	8.30	8.30	2.35	263.16
	Average	95.55	13.59	14.70	12.28	15.74	14.91	2.01	57.71
	Median	71.05	11.60	12.14	10.69	13.74	13.37	2.17	26.28
	Maximum	251.70	37.73	38.05	31.50	31.56	31.56	5.04	263.16
	Minimum	19.20	8.51	9.84	7.92	8.30	8.30	-	-
	Pro-forma Results*	61.80	NA	NA	NA	NA	NA	NA	NA
	Pro-forma Variance to the Comparable Median								
NVSL	Naugatuck Valley Financial Corporation (MHC)	48.80	6.95	7.10	5.76	7.22	7.21	1.73	41.38
SSE	Southern Connecticut Bancorp, Inc.	17.00	6.30	6.85	5.66	5.81	5.81	-	-
	NVSL Variance to the Comparable Median	(22.25)	(4.65)	(5.04)	(4.93)	(6.52)	(6.16)	(0.44)	15.10
	SSE Variance to the Comparable Median	(54.05)	(5.30)	(5.29)	(5.03)	(7.93)	(7.56)	(2.17)	(26.28)

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

		Current Pricing Data as of 5/28/10						
Ticker	**Short Name**	**Price/ Earnings (x)**	**Price/ Core Earnings (x)**	**Price/ LTM EPS (x)**	**Price/ LTM Core EPS (x)**	**Price/ Publicly Rep Book Value (%)**	**Price/ Tang Publicly Rep Book Value (%)**	**Price/ Assets (%)**
	Comparable Thrift Data							
CEBK	Central Bancorp, Inc.	7.80	5.40	12.50	9.30	54.00	57.60	3.60
CBNK	Chicopee Bancorp, Inc.	NM	NM	NM	NM	78.90	78.90	13.67
HBNK	Hampden Bancorp, Inc.	NM	NM	NM	NM	71.90	71.90	11.68
HIFS	Hingham Institution for Savings	8.70	8.70	9.10	8.90	119.60	119.60	8.29
LEGC	Legacy Bancorp, Inc.	NM	NM	NM	NM	63.50	70.70	8.07
LSBX	LSB Corporation	9.00	12.70	12.10	16.70	88.50	88.50	6.81
NHTB	New Hampshire Thrift Bancshares, Inc.	9.20	9.80	9.20	11.80	75.30	119.30	6.43
NFSB	Newport Bancorp, Inc.	NM	42.30	55.20	42.00	89.30	89.30	9.90
UBNK	United Financial Bancorp, Inc.	30.80	21.60	37.70	25.20	101.30	105.20	15.01
WFD	Westfield Financial, Inc.	42.60	44.40	44.80	39.70	102.50	102.50	20.99
	Average	18.02	20.70	25.80	21.94	84.48	90.35	10.45
	Median	9.10	12.70	12.50	16.70	83.70	88.90	9.10
	Maximum	42.60	44.40	55.20	42.00	119.60	119.60	20.99
	Minimum	7.80	5.40	9.10	8.90	54.00	57.60	3.60
	Pro-forma Results*	NA	NA	NA	NA	NA	NA	NA
	Pro-forma Variance to the Comparable Median							
NVSL	Naugatuck Valley Financial Corporation (MHC)	34.80	34.80	24.00	23.20	96.30	96.40	8.65
SSE	Southern Connecticut Bancorp, Inc.	NM	NM	NM	NA	108.40	108.40	12.52
	NVSL Variance to the Comparable Median	25.70	22.10	11.50	6.50	12.60	7.50	(0.45)
	SSE Variance to the Comparable Median	NA	NA	NA	NA	24.70	19.50	3.42

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 8

Selected Financial Data

Ticker	Short Name	*Income*							
		Net Income MRQ	**Core Income MRQ**	**Core EPS MRQ**	**EPS MRQ**	**Net Income LTM**	**Core Income LTM**	**Core EPS LTM**	**EPS LTM**
	Comparable Thrift Data								
CEBK	Central Bancorp, Inc.	725	975	0.37	0.53	1,993	2,471	0.92	1.24
CBNK	Chicopee Bancorp, Inc.	(50)	(42)	(0.01)	(0.01)	(1,760)	(759)	(0.31)	(0.13)
HBNK	Hampden Bancorp, Inc.	(143)	(144)	(0.02)	(0.02)	(869)	(725)	(0.12)	(0.09)
HIFS	Hingham Institution for Savings	2,315	2,315	1.09	1.09	8,788	9,051	4.14	4.26
LEGC	Legacy Bancorp, Inc.	(1,244)	(1,000)	(0.15)	(0.12)	(8,250)	(1,752)	(1.03)	(0.22)
LSBX	LSB Corporation	1,546	1,093	0.34	0.24	5,619	4,362	1.01	0.73
NHTB	New Hampshire Thrift Bancshares, Inc.	1,721	1,626	0.28	0.26	6,987	5,554	1.12	0.88
NFSB	Newport Bancorp, Inc.	101	242	0.03	0.07	816	1,084	0.22	0.29
UBNK	United Financial Bancorp, Inc.	1,751	2,500	0.11	0.16	5,434	8,109	0.36	0.54
WFD	Westfield Financial, Inc.	1,354	1,298	0.05	0.05	5,608	6,333	0.19	0.21
	Average	808	886	0.21	0.23	2,437	3,373	0.65	0.77
	Median	1,040	1,034	0.08	0.12	3,714	3,417	0.29	0.42
	Maximum	2,315	2,500	1.09	1.09	8,788	9,051	4.14	4.26
	Minimum	(1,244)	(1,000)	(0.15)	(0.12)	(8,250)	(1,752)	(1.03)	(0.22)
	Pro-forma Results*	NA	NA	NA	NA	NA	NA	NA	NA
	Pro-forma Variance to the Comparable Median								
NVSL	Naugatuck Valley Financial Corporation (MHC)	314	314	0.05	0.05	1,938	1,978	0.29	0.30
SSE	Southern Connecticut Bancorp, Inc.	18	(1)	0.01	-	(582)	NA	(0.22)	NA
	NVSL Variance to the Comparable Median	(726)	(720)	(0.03)	(0.07)	(1,776)	(1,439)	-	(0.12)
	SSE Variance to the Comparable Median	(1,022)	(1,035)	(0.07)	(0.12)	(4,296)	NA	(0.51)	NA

* Does not include adjustments resulting from the Second Step Transaction

Exhibit 9
Industry Multiples
Pricing Data as of May 28, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Thrifts											
ABBC	Abington Bancorp, Inc.	8.88	185.20	27.80	27.80	NM	NM	86.40	86.40	14.62	2.25	NM
ABCW	Anchor BanCorp Wisconsin Inc.	0.71	15.30	NM	NM	NM	NM	NM	NM	0.35	-	-
AF	Astoria Financial Corporation	14.88	1,456.70	26.60	26.60	42.50	38.30	114.70	135.40	6.96	3.49	148.57
AFCB	Athens Bancshares Corporation	10.60	29.40	NM	NM	NA	NA	59.20	NA	10.69	-	NA
BKMU	Bank Mutual Corporation	6.42	292.00	32.10	NM	33.80	82.10	73.30	84.50	8.48	4.36	157.89
BBX	BankAtlantic Bancorp, Inc.	1.95	94.10	NM	NM	NM	NM	80.30	88.60	2.02	-	-
BFIN	BankFinancial Corporation	8.53	182.60	53.30	39.00	NM	70.50	69.30	77.00	11.72	3.28	NM
BCSB	BCSB Bancorp, Inc.	9.99	31.20	NM	NM	NM	NM	63.60	63.70	5.28	-	-
BFED	Beacon Federal Bancorp, Inc.	9.04	59.10	10.80	9.50	12.90	9.80	56.80	56.80	5.50	2.21	28.57
BHLB	Berkshire Hills Bancorp, Inc.	18.24	255.90	19.00	16.50	NM	NM	66.40	121.80	9.46	3.51	NM
BOFI	BofI Holding, Inc.	15.99	160.70	5.20	10.30	7.30	9.50	134.50	134.50	9.54	-	-
BYFC	Broadway Financial Corporation	3.65	6.40	9.10	9.10	8.30	6.30	28.40	28.40	1.25	1.10	36.36
BRKL	Brookline Bancorp, Inc.	9.96	588.00	22.60	22.40	26.20	26.50	120.00	132.50	22.29	3.41	89.47
CBNJ	Cape Bancorp, Inc.	7.13	94.90	35.70	9.70	NM	NM	73.40	89.50	8.85	-	-
CARV	Carver Bancorp, Inc.	8.00	19.80	9.10	NM	53.30	NM	43.00	43.30	2.50	5.00	200.00
CEBK	Central Bancorp, Inc.	11.50	19.20	7.80	5.40	12.50	9.30	54.00	57.60	3.60	1.74	21.74
CFBK	Central Federal Corporation	1.60	6.60	NM	NM	NM	NM	41.80	42.20	2.33	-	-
CITZ	CFS Bancorp, Inc.	5.06	54.80	18.10	31.40	NM	NM	49.20	49.20	5.01	0.79	NM
CBNK	Chicopee Bancorp, Inc.	11.70	74.60	NM	NM	NM	NM	78.90	78.90	13.67	-	-
CZWI	Citizens Community Bancorp, Inc.	4.13	21.10	NM	13.60	NM	9.30	38.00	43.10	3.66	-	NM
CSBC	Citizens South Banking Corporation	6.08	55.50	1.20	NM	NM	NM	82.30	84.90	5.04	2.63	NM
CMSB	CMS Bancorp, Inc.	8.35	15.60	NM	NM	NM	NM	74.30	74.30	6.85	-	-
CFFC	Community Financial Corporation	4.25	18.50	5.10	5.10	5.20	4.90	50.50	50.50	3.48	-	-
DNBK	Danvers Bancorp, Inc.	15.80	340.50	18.80	17.50	36.70	31.60	118.00	133.90	13.95	0.51	18.60
DCOM	Dime Community Bancshares, Inc	12.76	440.80	11.40	11.70	13.00	12.00	142.30	170.40	10.67	4.39	57.14
ESBK	Elmira Savings Bank, FSB	15.60	30.00	10.80	12.70	9.80	9.40	81.60	126.60	6.36	5.13	62.89
ESBF	ESB Financial Corporation	13.59	163.50	12.10	10.50	13.20	11.40	97.10	130.20	8.37	2.94	38.83
ESSA	ESSA Bancorp, Inc.	12.54	172.60	26.10	29.90	29.90	29.90	96.40	96.40	16.30	1.59	35.71
FFDF	FFD Financial Corporation	15.00	15.20	14.40	14.40	16.50	15.60	83.90	83.90	7.62	4.53	74.73
FSBI	Fidelity Bancorp, Inc.	7.10	21.60	14.80	17.40	NM	NM	52.10	55.70	3.09	1.13	NM
FABK	First Advantage Bancorp	10.82	46.50	38.60	39.20	NM	36.20	68.60	68.60	13.69	1.85	181.82
FBSI	First Bancshares, Inc.	9.49	14.70	NM	NM	NM	NM	61.30	61.70	6.88	-	-
FCAP	First Capital, Inc.	14.85	41.40	10.30	10.20	43.70	37.20	88.10	99.90	8.95	4.85	211.76
FCLF	First Clover Leaf Financial Corp.	5.99	47.50	12.50	11.70	NM	NM	61.60	73.80	8.05	4.01	NM
FCFL	First Community Bank Corporation of America	2.49	13.60	NM	NM	NM	NM	47.20	47.20	2.56	-	-
FDEF	First Defiance Financial Corp.	10.83	87.90	22.60	19.60	27.10	12.20	44.10	64.50	4.35	-	31.25
FFBH	First Federal Bancshares of Arkansas, Inc.	3.09	15.00	5.50	5.50	NM	NM	54.00	54.00	2.20	-	(0.11)
FFNM	First Federal of Northern Michigan Bancorp, Inc.	2.10	6.10	7.50	7.00	NM	NM	26.00	27.00	2.64	-	-
FFCH	First Financial Holdings, Inc.	14.02	231.70	NM	NM	12.90	NM	85.80	100.00	6.99	1.43	18.35
FFNW	First Financial Northwest, Inc.	4.81	90.50	NM	NM	NM	NM	43.10	43.10	6.85	-	NM
FFHS	First Franklin Corporation	10.64	17.90	NM	NM	NM	NM	80.30	80.30	6.21	-	-
FKFS	First Keystone Financial, Inc.	13.04	31.70	NM	NM	NM	NM	104.00	104.00	6.50	-	-
FPTB	First PacTrust Bancorp, Inc.	9.25	39.30	15.40	14.20	26.40	20.00	49.50	49.50	4.44	2.16	57.14
FPFC	First Place Financial Corp.	4.77	81.00	NM	NM	NM	NM	41.50	43.60	2.58	-	(0.47)
FSFG	First Savings Financial Group, Inc.	13.45	31.10	10.90	7.90	15.80	13.70	60.10	71.20	6.57	-	9.41
FBC	Flagstar Bancorp, Inc.	5.08	778.70	NM	NM	NM	NM	89.10	89.10	5.31	-	-
FFIC	Flushing Financial Corporation	13.54	421.90	13.00	12.90	14.40	12.10	114.40	119.70	10.08	3.84	55.32
GSLA	GS Financial Corp.	12.94	16.20	NM	NM	35.90	37.20	57.70	57.70	5.84	3.09	111.11
HBNK	Hampden Bancorp, Inc.	9.44	67.50	NM	NM	NM	NM	71.90	71.90	11.68	1.27	NM

Exhibit 9

Industry Multiples

Pricing Data as of May 28, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
HARL	Harleysville Savings Financial Corporation	15.10	55.30	11.80	11.80	12.20	11.40	106.90	106.90	6.56	5.03	61.29
HFFC	HF Financial Corp.	10.10	70.10	9.70	9.80	9.50	7.90	74.80	79.00	5.68	4.46	42.45
HIFS	Hingham Institution for Savings	37.73	80.20	8.70	8.70	9.10	8.90	119.60	119.60	8.29	2.44	26.81
HMNF	HMN Financial, Inc.	5.30	22.90	NM	NM	NM	NA	31.00	31.00	2.28	-	-
HBCP	Home Bancorp, Inc.	13.64	118.40	31.00	24.10	29.70	26.90	89.20	90.40	17.00	-	-
HOME	Home Federal Bancorp, Inc.	15.31	255.50	NM	NM	35.60	NM	123.40	123.40	29.98	1.44	51.16
HFBC	HopFed Bancorp, Inc.	12.50	45.00	6.90	8.30	28.40	11.40	70.20	71.40	4.35	3.84	109.09
HCBK	Hudson City Bancorp, Inc.	12.61	6,640.30	10.50	12.10	11.40	11.80	115.10	118.60	10.14	4.76	54.05
IFSB	Independence Federal Savings Bank	1.21	1.90	NM	NM	NM	NA	35.40	35.40	1.41	-	-
JFBI	Jefferson Bancshares, Inc.	4.13	27.60	20.70	NM	24.30	32.50	34.50	49.60	4.16	-	52.94
LEGC	Legacy Bancorp, Inc.	8.76	76.30	NM	NM	NM	NM	63.50	70.70	8.07	2.28	NM
LABC	Louisiana Bancorp, Inc.	14.57	66.60	26.00	26.00	27.50	29.00	92.70	92.70	20.40	-	-
LSBX	LSB Corporation	12.19	54.90	9.00	12.70	12.10	16.70	88.50	88.50	6.81	2.95	25.74
LSBI	LSB Financial Corp.	11.66	18.10	8.60	8.60	25.90	22.40	52.90	52.90	4.87	4.29	111.11
MFLR	Mayflower Bancorp, Inc.	7.69	16.00	12.80	16.40	13.70	NA	78.10	78.10	6.26	3.12	60.71
CASH	Meta Financial Group, Inc	31.17	96.10	4.50	4.50	33.90	187.60	156.70	164.00	9.75	1.67	56.52
MFSF	MutualFirst Financial, Inc.	7.66	53.50	14.70	9.40	54.70	14.80	54.30	57.50	3.68	3.13	214.29
NASB	NASB Financial, Inc.	17.09	134.50	25.10	NA	8.20	NA	81.60	NA	8.81	5.27	32.45
NHTB	New Hampshire Thrift Bancshares, Inc.	10.32	59.60	9.20	9.80	9.20	11.80	75.30	119.30	6.43	5.04	46.43
NYB	New York Community Bancorp, Inc.	16.05	6,989.00	13.80	13.10	14.10	13.80	129.00	242.80	16.46	6.23	87.72
NAL	NewAlliance Bancshares, Inc.	11.77	1,247.20	17.30	17.80	22.60	21.20	86.50	141.50	14.67	2.38	53.85
NFSB	Newport Bancorp, Inc.	12.15	44.70	NM	42.30	55.20	42.00	89.30	89.30	9.90	-	-
FFFD	North Central Bancshares, Inc.	17.60	23.70	11.90	12.00	9.40	9.80	61.50	61.50	5.37	0.23	2.67
NWBI	Northwest Bancshares, Inc.	11.63	1,287.50	24.20	25.80	37.50	26.50	98.90	114.50	15.93	3.44	127.60
OBAF	OBA Financial Services, Inc.	11.46	53.10	NA	NA	NA	NA	66.40	NA	14.01	-	NA
OSHC	Ocean Shore Holding Co.	11.10	81.10	13.90	13.90	16.80	15.00	82.30	82.30	10.38	2.16	35.41
OCFC	OceanFirst Financial Corp.	12.23	230.20	12.70	12.70	12.70	11.40	123.00	123.00	10.47	3.92	66.67
OABC	OmniAmerican Bancorp, Inc.	11.58	137.80	NA	NA	NA	NA	69.70	69.70	12.58	-	NA
PBCI	Pamrapo Bancorp, Inc.	7.42	36.60	NM	NM	NM	NM	76.20	76.20	6.67	-	-
PFED	Park Bancorp, Inc.	4.35	5.20	NM	NM	NM	NM	22.90	22.90	2.44	-	-
PVSA	Parkvale Financial Corporation	8.40	46.50	11.70	6.90	10.20	5.30	39.60	52.50	2.49	2.38	24.39
PBCT	People's United Financial, Inc.	13.97	5,191.30	NM	45.30	51.70	43.10	92.40	136.30	23.45	4.44	226.85
PROV	Provident Financial Holdings, Inc.	6.59	75.20	54.90	54.90	NM	NM	60.50	60.50	5.35	0.61	NM
PFS	Provident Financial Services, Inc.	12.36	740.70	15.50	16.20	21.30	18.90	82.80	137.80	10.90	3.56	75.86
PBNY	Provident New York Bancorp	9.09	353.30	20.70	26.40	14.40	22.20	83.60	137.50	12.03	2.64	38.10
PBIP	Prudential Bancorp, Inc. of Pennsylvania (MHC)	6.50	65.20	18.10	16.40	36.10	26.60	120.30	120.30	12.83	3.08	111.11
PULB	Pulaski Financial Corp.	6.70	70.70	23.90	23.40	17.60	15.70	78.90	82.90	4.86	5.67	100.00
PVFC	PVF Capital Corp.	2.18	55.40	4.20	4.30	NM	NM	64.90	64.90	6.22	-	-
RIVR	River Valley Bancorp	14.00	21.20	8.30	8.60	12.10	11.90	80.00	80.10	5.40	6.00	72.41
RVSB	Riverview Bancorp, Inc.	3.00	32.80	NM	NM	NM	NM	39.10	56.90	3.91	-	-
ROME	Rome Bancorp, Inc.	9.10	61.70	12.60	NA	16.60	NA	101.30	101.30	18.89	3.96	63.64
SVBI	Severn Bancorp, Inc.	5.91	59.50	NM	NM	NM	NM	75.60	75.90	6.30	-	NM
SUPR	Superior Bancorp	2.86	35.90	NM	NM	NM	8.20	17.90	19.50	1.00	-	-
TSH	Teche Holding Company	31.58	66.30	9.90	9.80	9.40	8.60	90.20	94.90	8.69	4.50	52.52
TBNK	Territorial Bancorp Inc.	19.74	241.50	38.00	18.60	NA	NA	109.70	109.70	17.14	1.01	NA
THRD	TF Financial Corporation	20.89	56.10	18.70	18.70	12.60	13.10	73.50	78.10	7.43	3.83	48.19

Exhibit 9

Industry Multiples

Pricing Data as of May 28, 2010

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market			LTM	LTM		Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	EPS	Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
TSBK	Timberland Bancorp, Inc.	4.07	28.70	NM	NM	NM	NM	41.50	45.60	4.05	0.98	NM
TRST	TrustCo Bank Corp NY	6.23	478.90	17.30	17.30	16.80	16.90	190.80	191.10	12.86	4.01	67.57
UCFC	United Community Financial Corp.	1.77	54.70	NM	NM	NM	NM	25.50	25.60	2.40	-	-
UBNK	United Financial Bancorp, Inc.	13.56	226.80	30.80	21.60	37.70	25.20	101.30	105.20	15.01	2.06	77.78
UWBK	United Western Bancorp, Inc.	1.22	35.80	NM	NM	NM	NM	26.60	26.60	1.37	-	(0.38)
WFSL	Washington Federal, Inc	17.28	1,943.60	5.90	18.40	18.40	46.20	107.00	124.70	14.08	1.16	21.28
WAYN	Wayne Savings Bancshares, Inc.	8.25	24.80	13.80	14.00	10.70	10.20	67.00	71.10	6.11	2.91	27.27
WFD	Westfield Financial, Inc.	8.51	251.70	42.60	44.40	44.80	39.70	102.50	102.50	20.99	2.35	263.16
WSB	WSB Holdings, Inc.	3.75	29.50	31.30	31.30	NM	NM	54.40	54.40	6.73	-	NM
WSFS	WSFS Financial Corporation	40.33	286.20	NM	21.80	NM	NM	112.50	119.10	7.61	1.19	NM
WVFC	WVS Financial Corp.	13.25	27.30	NM	45.10	30.80	26.00	93.80	93.80	7.24	4.83	148.84
	All Thrift Average		335.77	17.28	17.85	22.50	23.99	76.58	85.18	8.31	1.94	50.97
	All Thrift Median		57.60	13.80	14.00	16.80	15.60	75.30	79.55	6.85	1.63	35.56

Exhibit 9
Industry Multiples
Pricing Data as of May 28, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Mutual Holding Companies											
ALLB	Alliance Bancorp, Inc of Pennsylvania (MHC)	8.30	55.60	69.20	69.20	48.80	44.20	114.70	114.70	11.79	1.45	70.59
ACFC	Atlantic Coast Federal Corporation (MHC)	2.95	39.60	NM	NM	NM	NM	70.20	70.40	4.33	-	(0.45)
BNCL	Beneficial Mutual Bancorp, Inc. (MHC)	10.31	843.90	25.80	28.50	41.20	41.90	130.60	163.40	17.92	-	-
BFSB	Brooklyn Federal Bancorp, Inc. (MHC)	5.60	72.20	NM	NM	NM	NM	90.10	90.10	13.67	4.29	NM
CFFN	Capitol Federal Financial (MHC)	32.00	2,367.70	40.00	NA	34.40	NA	247.90	247.90	27.64	6.25	246.24
CHEV	Cheviot Financial Corp (MHC)	7.95	70.50	33.10	33.10	49.70	46.20	102.00	102.00	20.17	5.53	262.50
CSBK	Clifton Savings Bancorp, Inc. (MHC)	8.80	232.30	27.50	27.50	36.70	35.10	132.00	132.00	21.76	2.73	87.50
COBK	Colonial Bankshares, Inc. (MHC)	9.43	41.90	10.70	10.30	20.50	13.60	89.90	89.90	7.37	-	-
EBMT	Eagle Bancorp Montana, Inc.	10.05	41.00	25.10	25.10	17.00	16.60	133.00	133.00	12.97	2.72	46.39
FFCO	FedFirst Financial Corporation (MHC)	5.47	34.60	22.80	23.50	54.70	46.70	80.10	82.90	9.90	-	-
FXCB	Fox Chase Bancorp, Inc. (MHC)	10.75	146.30	67.20	67.20	NM	NM	116.90	116.90	12.65	-	-
GCBC	Greene County Bancorp, Inc. (MHC)	15.81	65.10	13.20	13.20	13.90	NA	149.70	149.70	13.60	4.43	60.09
HBOS	Heritage Financial Group (MHC)	12.28	127.70	38.40	43.80	NM	NM	202.60	207.80	21.74	2.93	NM
ISBC	Investors Bancorp, Inc. (MHC)	13.66	1,569.50	28.50	28.40	36.00	33.10	175.40	181.90	17.40	-	-
JXSB	Jacksonville Bancorp, Inc. (MHC)	11.52	22.10	11.10	13.60	16.00	21.40	86.50	96.80	7.65	2.60	41.67
KRNY	Kearny Financial Corp. (MHC)	8.79	604.80	NM	71.80	NM	76.80	125.60	151.40	26.88	2.28	200.00
KFFB	Kentucky First Federal Bancorp (MHC)	9.91	77.70	61.90	57.90	NM	NM	134.30	180.20	32.63	4.04	NM
KFED	K-Fed Bancorp (MHC)	10.00	132.90	31.30	31.00	50.00	44.40	142.90	149.40	14.88	4.40	220.00
LSBK	Lake Shore Bancorp, Inc. (MHC)	8.00	48.80	16.70	16.70	19.10	18.20	87.50	87.50	11.27	3.00	52.38
LPSB	LaPorte Bancorp, Inc. (MHC)	7.50	34.40	12.50	44.60	12.50	18.50	69.10	85.00	8.20	-	-
MGYR	Magyar Bancorp, Inc. (MHC)	4.29	24.80	21.50	57.50	NM	NM	61.60	61.60	4.51	-	-
MLVF	Malvern Federal Bancorp, Inc. (MHC)	8.42	51.40	NM	NM	NM	NM	75.50	75.50	7.38	1.43	NM
EBSB	Meridian Interstate Bancorp, Inc. (MHC)	11.46	259.20	22.00	22.40	32.70	32.20	126.20	134.20	15.08	-	-
MSBF	MSB Financial Corp. (MHC)	7.94	41.20	49.60	49.60	NM	72.20	103.60	103.60	11.45	1.51	133.33
NECB	Northeast Community Bancorp, Inc. (MHC)	5.76	76.20	36.00	35.10	NM	NM	70.60	71.90	14.73	2.08	NM
NFBK	Northfield Bancorp, Inc. (MHC)	14.54	635.40	45.40	47.50	46.90	46.90	160.40	167.30	30.30	1.38	54.84
ONFC	Oneida Financial Corp. (MHC)	8.70	68.20	27.20	14.90	18.50	11.80	119.60	211.40	11.51	5.52	102.13
ORIT	Oritani Financial Corp. (MHC)	14.59	540.40	26.10	26.10	38.40	38.50	212.70	212.70	26.31	2.06	85.53
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.30	15.70	7.90	8.00	10.90	10.60	65.30	77.70	4.11	1.90	20.69
PSBH	PSB Holdings, Inc. (MHC)	4.09	26.70	25.60	12.40	NM	10.60	60.40	72.60	5.40	-	NM
RCKB	Rockville Financial, Inc. (MHC)	12.06	227.40	20.10	21.00	20.80	21.20	142.00	143.00	14.57	1.99	37.93
ROMA	Roma Financial Corporation (MHC)	11.55	356.60	57.80	59.40	NM	98.10	165.40	165.80	26.08	2.77	290.91
SIFI	SI Financial Group, Inc. (MHC)	6.50	76.60	40.60	45.90	NM	90.00	96.20	101.50	8.69	1.85	42.86
TFSL	TFS Financial Corporation (MHC)	13.24	4,082.10	NM	NM	NM	NM	232.90	234.20	38.02	2.11	933.33
UCBA	United Community Bancorp (MHC)	7.49	58.80	37.50	31.00	NM	57.30	105.40	105.40	13.34	5.87	410.00
VPFG	ViewPoint Financial Group (MHC)	15.88	395.90	36.10	36.10	NM	33.30	189.80	190.80	15.98	1.26	117.65
WSBF	Waterstone Financial, Inc. (MHC)	3.67	114.70	NM	91.80	NM	NM	67.40	67.40	6.22	-	-
	All MHC's Average		369.73	31.88	36.38	30.94	39.18	122.59	130.53	15.35	2.12	113.42
	All MHC's Median		76.20	27.50	31.00	33.55	35.10	116.90	116.90	13.60	1.99	52.38

Exhibit 9

Industry Multiples

Pricing Data as of May 28, 2010

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	Connecticut Thrifts											
NAL	NewAlliance Bancshares, Inc.	11.77	1,247.20	17.30	17.80	22.60	21.20	86.50	141.50	14.67	2.38	53.85
PBCT	People's United Financial, Inc.	13.97	5,191.30	NM	45.30	51.70	43.10	92.40	136.30	23.45	4.44	226.85
	Connecticut Fully Converted Average		3,219.25	17.30	31.55	37.15	32.15	89.45	138.90	19.06	3.41	140.35
	Connecticut Fully Converted Median		3,219.25	17.30	31.55	37.15	32.15	89.45	138.90	19.06	3.41	140.35
	Connecticut Mutual Holding Companies											
PSBH	PSB Holdings, Inc. (MHC)	4.09	26.70	25.60	12.40	NM	10.60	60.40	72.60	5.40	-	NM
RCKB	Rockville Financial, Inc. (MHC)	12.06	227.40	20.10	21.00	20.80	21.20	142.00	143.00	14.57	1.99	37.93
SIFI	SI Financial Group, Inc. (MHC)	6.50	76.60	40.60	45.90	NM	90.00	96.20	101.50	8.69	1.85	42.86
	Connecticut MHCs Average		110.23	28.77	26.43	NM	40.60	99.53	105.70	9.55	1.28	40.40
	Connecticut MHCs Median		76.60	25.60	21.00	NM	21.20	96.20	101.50	8.69	1.85	40.40
	Comparable Group											
CEBK	Central Bancorp, Inc.	11.50	19.20	7.80	5.40	12.50	9.30	54.00	57.60	3.60	1.74	21.74
CBNK	Chicopee Bancorp, Inc.	11.70	74.60	NM	NM	NM	NM	78.90	78.90	13.67	-	-
HBNK	Hampden Bancorp, Inc.	9.44	67.50	NM	NM	NM	NM	71.90	71.90	11.68	1.27	NM
HIFS	Hingham Institution for Savings	37.73	80.20	8.70	8.70	9.10	8.90	119.60	119.60	8.29	2.44	26.81
LEGC	Legacy Bancorp, Inc.	8.76	76.30	NM	NM	NM	NM	63.50	70.70	8.07	2.28	NM
LSBX	LSB Corporation	12.19	54.90	9.00	12.70	12.10	16.70	88.50	88.50	6.81	2.95	25.74
NHTB	New Hampshire Thrift Bancshares, Inc.	10.32	59.60	9.20	9.80	9.20	11.80	75.30	119.30	6.43	5.04	46.43
NFSB	Newport Bancorp, Inc.	12.15	44.70	NM	42.30	55.20	42.00	89.30	89.30	9.90	-	-
UBNK	United Financial Bancorp, Inc.	13.56	226.80	30.80	21.60	37.70	25.20	101.30	105.20	15.01	2.06	77.78
WFD	Westfield Financial, Inc.	8.51	251.70	42.60	44.40	44.80	39.70	102.50	102.50	20.99	2.35	263.16
	Comparable Average		95.55	18.02	20.70	25.80	21.94	84.48	90.35	10.45	2.01	57.71
	Comparable Median		71.05	9.10	12.70	12.50	16.70	83.70	88.90	9.10	2.17	26.28
	All Thrift Average		335.77	17.28	17.85	22.50	23.99	76.58	85.18	8.31	1.94	50.97
	All Thrift Median		57.60	13.80	14.00	16.80	15.60	75.30	79.55	6.85	1.63	35.56
	All MHC's Average		369.73	31.88	36.38	30.94	39.18	122.59	130.53	15.35	2.12	113.42
	All MHC's Median		76.20	27.50	31.00	33.55	35.10	116.90	116.90	13.60	1.99	52.38
	Connecticut Fully Converted Average		3,219.25	17.30	31.55	37.15	32.15	89.45	138.90	19.06	3.41	140.35
	Connecticut Fully Converted Median		3,219.25	17.30	31.55	37.15	32.15	89.45	138.90	19.06	3.41	140.35
	Connecticut MHCs Average		110.23	28.77	26.43	NM	40.60	99.53	105.70	9.55	1.28	40.40
	Connecticut MHCs Median		76.60	25.60	21.00	NM	21.20	96.20	101.50	8.69	1.85	40.40

Exhibit 10
Second Step Conversions 2008, 2009, 2010 YTD

Ticker	Name	IPO Date	Gross Proceeds ($)	IPO Price ($)	Price to Pro Forma EPS (%)	Price to Pro Forma Book Value (%)	Price to Pro Forma Tangible Book Value (%)	Percentage Change in Price After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To Date (%)
BCSB	BCSB Bancorp, Inc.	4/11/2008	$ 19,765	$ 10.00	NM	61.8	65.0	10.40	14.90	13.50	4.00	(0.10)
NWBI	Northwest Bancshares, Inc.	12/18/2009	688,783	10.00	24.8	89.0	103.8	13.50	13.00	14.00	NA	16.30
OSHC	Ocean Shore Holding Co.	12/21/2009	33,490	8.00	17.3	63.0	63.0	7.50	11.88	13.13	NA	38.75
EBMT	Eagle Bancorp Montana, Inc.	4/5/2010	24,643	10.00	12.3	81.2	81.2	5.50	5.00	4.00	NA	0.50
		Average			**18.1**	**73.8**	**78.3**	**9.23**	**11.20**	**11.16**	**4.00**	**13.86**
		Median			**17.3**	**72.1**	**73.1**	**8.95**	**12.44**	**13.32**	**4.00**	**8.40**

Exhibit 11. Consolidated Merger Pro Forma Balance Sheet (w/o second step conversion)

March 31, 2010 Schedules

Balance Sheet

(Dollars in thousands)	NVSL Historical	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated Pre-Capital Raise
Assets:				
Cash and cash equivalents	$ 4,740	$ 2,860	$ (11,203)	$ (3,603)
Investments in federal funds	4,523	11,501	-	16,024
Investments AFS	40,432	2,834	-	43,266
Investments HTM	1,373	$0	$0	1,373
Loans Held for Sale	194	$0		194
Loans receivable, net	480,841	$113,217	($397)	593,661
Premises and equipment, net	9,866	2,417	(100)	12,183
FHLB Stock, at cost	6,252	66	-	6,318
Goodwill	-	-	2,254	2,254
Core Deposit Intangible	-	-	2,523	2,523
Other Intangible Assets	79	-	-	79
Bank Owned Life Insurance	9,005	848	-	9,853
Other Assets	$6,910	$1,966	3,906	12,782
Total Assets	$ 564,215	$ 135,709	$ (3,017)	$ 696,907
Liabilities				
Deposits	$ 388,077	$117,687	$1,044	$ 506,808
Borrowings	120,933	207	-	121,140
Other Liabilities	4,495	2,151	2,003	8,649
Total Liabilities	$ 513,505	$ 120,045	$ 3,047	$ 636,597
Common Stock	76	27	(17)	86
APIC	33,814	22,562	(12,799)	43,577
RE	25,085	(6,924)	6,751	24,912
Accumulated other Compenhensive (loss) income	153	(1)	1	153
Treasury Stock	(6,134)			(6,134)
ESOP	(1,937)			(1,937)
MRP	(347)			(347)
Total Equity	$ 50,710	$ 15,664	$ (6,064)	$ 60,310
Total Liabilities and Equity	$ 564,215	$ 135,709	$ (3,017)	$ 696,907

Exhibit 11. Consolidated Merger Pro Forma Balance Sheet (w/o second step conversion)

December 31, 2009 Schedules

Balance Sheet

(Dollars in thousands)	NVSL Historical	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated Pre-Capital Raise
Assets:				
Cash and cash equivalents	$ 9,003	$ 2,542	$ (11,448)	$ 97
Investments in federal funds	3,143	15,383	-	18,526
Investments AFS	37,623	2,567	-	40,190
Investments HTM	$1,451	$0	$0	1,451
Loans Held for Sale	$0	$0	$0	-
Loans receivable, net	$473,304	$109,865	($397)	582,772
Premises and equipment, net	9,948	2,486	(100)	12,334
FHLB Stock, at cost	6,252	66	-	6,318
Goodwill	-	-	2,465	2,465
Core Deposit Intangible	-	-	2,523	2,523
Other Intangible Assets	84	-	-	84
Bank Owned Life Insurance	8,920	838	-	9,758
Other Assets	$7,227	$1,863	3,906	12,996
Total Assets	$ 556,955	$ 135,610	$ (3,051)	$ 689,514
Liabilities				
Deposits	$380,931	$117,556	$1,044	$ 499,531
Borrowings	118,984	294	-	119,278
Other Liabilities	6,732	2,128	2,003	10,863
Total Liabilities	$ 506,647	$ 119,978	$ 3,047	$ 629,672
Common Stock	76	27	(17)	86
APIC	33,756	22,560	(12,797)	43,519
RE	24,849	(6,943)	6,704	24,610
Accumulated other Compenhensive (loss) income	51	(12)	12	51
Treasury Stock	(6,132)			(6,132)
ESOP	(1,937)			(1,937)
MRP	(355)			(355)
Total Equity	$ 50,308	$ 15,632	$ (6,098)	$ 59,842
Total Liabilities and Equity	$ 556,955	$ 135,610	$ (3,051)	$ 689,514

Exhibit 12. Consolidated Merger Pro Forma Income Statement (w/o second step conversion)

March 31, 2010 Schedules

Income Statement: 3 months ending

(Dollars in thousands)	NVSL Historical	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated Pre-Capital Raise
Interest income and dividend income	$ 7,143	$ 1,771	$ (98)	$ 8,816
Interest expense	2,615	471	($112)	2,974
Net interest income	4,528	1,300	14	5,842
Provision for loan losses	809	(34)	-	775
Net interest income after provision	3,719	1,334	14	5,067
Noninterest income	571	185	-	756
Noninterest expense	3,854	1,501	1,556	6,911
Income (loss) before income taxes	436	18	(1,542)	(1,088)
Income Tax (expense) benefit	122	-	(487)	(365)
Net income (loss)	$ 314	$ 18	$ (1,055)	$ (723)

December 31, 2009 Schedules

Income Statement: 12 months ending

(Dollars in thousands)	NVSL Historical	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated Pre-Capital Raise
Interest income and dividend income	$ 28,291	$ 6,426	($394)	$ 34,323
Interest expense	12,537	2,173	(448)	14,262
Net interest income	15,754	4,253	$54	20,061
Provision for loan losses	1,144	1,992	-	3,136
Net interest income after provision	14,610	2,261	$54	16,925
Noninterest income	2,742	629	-	3,371
Noninterest expense	14,541	5,797	2,179	22,517
Income (loss) before income taxes	2,811	(2,907)	(2,125)	(2,221)
Income Tax (expense) benefit	818	-	(1,619)	(801)
Net income (loss)	$ 1,993	$ (2,907)	$ (506)	$ (1,420)

March 31, 2010 Schedules

Income Statement: 12 months ending

(Dollars in thousands)	NVSL Historical	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Interest income and dividend income	$ 28,346	$ 6,632	$ (394)	$ 34,584
Interest expense	11,737	2,149	(448)	13,438
Net interest income	16,609	4,483	54	21,146
Provision for loan losses	1,668	(187)	-	1,481
Net interest income after provision	14,941	4,670	54	19,665
Noninterest income	2,607	650	-	3,257
Noninterest expense	14,797	5,902	2,179	22,878
Income (loss) before income taxes	2,751	(582)	(2,125)	44
Income Tax (expense) benefit	813	-	(828)	(15)
Net income (loss)	$ 1,938	$ (582)	$ (1,297)	$ 59

Naugatuck Valley Financial Corporation
Pro Forma Analysis Sheet - Twelve Months Ended
March 31, 2010
Includes SOP 93-6

		Bank	Comparables		State	
			Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min Adj	34.48				
	Min	35.71				
	Mid	41.67	21.94	16.70	32.15	32.15
	Max	47.62				
	Smax	52.63				
Price-to-Book Ratio P/B	Min Adj	63.78%				
	Min	65.66%				
	Mid	71.58%	84.48%	83.70%	89.45%	89.45%
	Max	76.98%				
	Smax	82.64%				
Price-to-Tangible Book Ratio P/TB	Min Adj	67.98%				
	Min	69.74%				
	Mid	75.87%	90.35%	88.90%	138.90%	138.90%
	Max	81.37%				
	Smax	87.11%				
Price-to-Assets Ratio P/A	Min Adj	7.00%				
	Min	7.51%				
	Mid	8.55%	10.45%	9.10%	19.06%	19.06%
	Max	9.58%				
	Smax	10.74%				

Valuation Parameters

Prior Twelve Mos. Earning Base Period Ended March 31, 2010	Y	$	163 (1)
Pre-Conversion Book Value As of March 31, 2010	B	$	60,310
Pre-Conversion Assets As of March 31, 2010	A	$	696,907
Return on Money	R		1.06% (2)
Conversion Expenses		$	2,182
	X		3.53% (3)
Proceeds Not Invested		$	2,790 (4)
Estimated ESOP Borrowings		$	1,860
ESOP Purchases	E		6.00% (5)
Cost of ESOP Borrowings		$	93 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		20 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	930 (6)
MRP Purchases	M		3.00%
MRP Expense		$	186
Stock Foundation Amount		$	- (7)
Stock Foundation Amount	F		0.00% 0.00%
Foundation Opportunity Cost		$	-
Tax Benefit	Z	$	- (8)
Tax Rate	TAX		34.00%
Percentage Sold	PCT		59.56%
Amount to be issued to Public		$	31,000 (9)
Earnings Multiple			12

(1) Net income for the twelve months ended March 31, 2010.
(2) Net Return assumes a reinvestment rate of 1.60 percent (the 1 year Treasury at March 31. 2010), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. V= $\frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = \$61,824,590

2. V= $\frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = \$61,824,590

1. V= $\frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = \$61,824,590

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	6,182,459	$	10.00	$	61,824,590
Range:					
- Minimum, Adj.	5,006,430	$	10.00		50,064,300
- Minimum	5,401,680		10.00		54,016,800
- Maximum	6,963,238		10.00		69,632,380
- Super Maximum	7,861,134		10.00		78,611,340

Pre Foundation

	Appraised Value				
Conclusion	Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	5,006,430	5,401,680	6,182,459	6,963,238	7,861,134
Price per Share	$ 10	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 50,064,300	$ 54,016,800	$ 61,824,590	$ 69,632,380	$ 78,611,340
Exchange Shares	1,789,416	1,789,416	2,105,195	2,420,974	2,784,120
Exchange Percent	35.74%	33.13%	34.05%	34.77%	35.42%
Conversion Shares	2,635,000	2,635,000	3,100,000	3,565,000	4,099,750
Conversion Percent	52.63%	48.78%	50.14%	51.20%	52.15%
Merger Shares	582,014	977,264	977,264	977,264	977,264
Merger Percent	11.63%	18.09%	15.81%	14.03%	12.43%
Gross Proceeds	$ 22,397,500	$ 26,350,000	$ 31,000,000	$ 35,650,000	$ 40,997,500
Exchange Value	$ 17,894,160	$ 17,894,160	$ 21,051,950	$ 24,209,740	$ 27,841,200
Exchange Ratio	0.6300	0.6300	0.7412	0.8524	0.9802
Exchange Value per Minority Share	$ 6.30	$ 6.30	$ 7.41	$ 8.52	$ 9.80

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
March 31, 2010
(Dollars in Thousands)

Conversion Proceeds		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		5,006,430	5,401,680	6,182,459	6,963,238	7,861,134
Conversion Shares Offered		2,635,000	2,635,000	3,100,000	3,565,000	4,099,750
Merger Shares Used to Complete Offering		-395,250	0	0	0	0
Price Per Share		$ 10	$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 22,398	$ 26,350	$ 31,000	$ 35,650	$ 40,998
Plus: Value issued to Foundation	(9)	-	-	-	-	-
Pro Forma Market Capitalization		22,398	26,350	31,000	35,650	40,998
Gross Proceeds		22,398	26,350	31,000	35,650	40,998
Less: Est. Conversion Expenses		(1,890)	(2,029)	(2,182)	(2,335)	(2,510)
Net Proceeds		20,508	24,321	28,818	33,315	38,488
Plus: MHC Adjustment		33	33	33	33	33
Less: ESOP Adjustment	(3)	(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Less: MRP Adjustment	(3)	(791)	(791)	(930)	(1,070)	(1,230)
Net Proceeds Reinvested		$ 18,169	$ 21,982	$ 26,061	$ 30,139	$ 34,831
Funds required to Effect the merger		$ 9,773	$ 9,773	$ 9,773	$ 9,773	$ 9,773
Estimated Incremental Rate of Return		1.06%	1.06%	1.06%	1.06%	1.06%
Estimated Incremental Return		$ 193	$ 233	$ 276	$ 319	$ 369
Pro-forma impact of Funding the merger		(104)	(104)	(104)	(104)	(104)
Less: Cost of ESOP	(4)	-	-	-	-	-
Less: Amortization of ESOP	(7)	(52)	(52)	(61)	(71)	(81)
Less: Option Expense	(10)	(144)	(144)	(169)	(195)	(224)
Less: MRP Adjustment	(7)	(104)	(104)	(123)	(141)	(162)
Pro-forma Net Income		(211)	(171)	(181)	(192)	(202)
Earnings Before Conversion		163	163	163	163	163
Earnings Excluding Adjustment		(48)	(8)	(18)	(29)	(39)
Earnings Adjustment	(6)	1,435	1,435	1,435	1,435	1,435
Earnings After Conversion		$ 1,387	$ 1,427	$ 1,417	$ 1,406	$ 1,396

Pro Forma Effect of Conversion Proceeds
March 31, 2010
(Dollars in Thousands)

		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Pro-forma Tangible Equity						
Equity at March 31, 2010		$ 60,310	$ 60,310	$ 60,310	$ 60,310	$ 60,310
Net Conversion Proceeds		20,508	24,321	28,818	33,315	38,488
Plus: MHC Adjustment	(7)	33	33	33	$ 33	$ 33
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Adjustment	(1)	(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Less: MRP Adjustment	(2)	(791)	(791)	(930)	(1,070)	(1,230)
Pro-forma Equity		$ 78,479	$ 82,292	$ 86,371	$ 90,449	$ 95,141
Less: Intangible	(5)	4,856	4,856	4,856	4,856	4,856
Pro-forma Tangible Equity		$ 73,623	$ 77,436	$ 81,515	$ 85,593	$ 90,285
Pro-forma Assets						
Total Assets at March 31, 2010		$ 696,907	$ 696,907	$ 696,907	$ 696,907	$ 696,907
Net Conversion Proceeds		20,508	24,321	28,818	33,315	38,488
Plus: MHC Adjustment	(7)	33	33	33	33	33
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Adjustment	(1)	(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Less: MRP Adjustment	(2)	(791)	(791)	(930)	(1,070)	(1,230)
Pro-forma Total Assets		715,076	718,889	722,968	727,046	731,738
Stockholder's Equity Per Share *						
Equity at March 31, 2010		$ 12.05	$ 11.17	$ 9.76	$ 8.66	$ 7.67
Estimated Net Proceeds		$ 4.10	$ 4.50	$ 4.66	$ 4.78	$ 4.90
Plus: MHC Adjustment		0.01	0.01	0.01	-	-
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Stock		(0.32)	(0.29)	(0.30)	(0.31)	(0.31)
Less: MRP Stock		(0.16)	(0.15)	(0.15)	(0.15)	(0.16)
Pro-forma Equity Per Share *		15.68	15.23	13.97	12.99	12.10
Less: Intangible		0.97	0.90	0.79	0.70	0.62
Pro-forma Tangible Equity Per Share *		$ 14.71	$ 14.34	$ 13.18	$ 12.29	$ 11.48

Pro Forma Effect of Conversion Proceeds
March 31, 2010
(Dollars in Thousands)

		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *						
Historical Earnings Per Share	(8)	0.03	0.03	0.03	0.02	0.02
Incremental return Per Share	(8)	0.04	0.05	0.05	0.05	0.05
Funding of merger adjustment		(0.02)	(0.02)	(0.02)	(0.02)	(0.01)
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	(0.03)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
Normalizing Adjustment Per Share		0.30	0.28	0.25	0.22	0.19
Pro Forma Earnings Per Share *	(8)	$ 0.29	$ 0.28	$ 0.24	$ 0.21	$ 0.19
Shares Utilized for EPS		4,725,593	5,120,843	5,852,223	6,583,603	7,424,145
Pro-forma Ratios						
Price/EPS No Adjustment		NM	NM	NM	NM	NM
Price/EPS with Adjustment		34.48	35.71	41.67	47.62	52.63
Price/Book Value per Share		63.78%	65.66%	71.58%	76.98%	82.64%
Price/Tangible Book Value		67.98%	69.74%	75.87%	81.37%	87.11%
Market Value/Assets		7.00%	7.51%	8.55%	9.58%	10.74%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP is omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) See Pro-forma.
(6) Merger Related Costs in Income Statement tax impacted at 34%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations						
Total Shares Offered		2,240	2,635	3,100	3,565	4,100
Price Per Share		$ 10	$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 22,398	$ 26,350	$ 31,000	$ 35,650	$ 40,998
Estimated Insider Purchases		(525)	(525)	(525)	(525)	(525)
ESOP Purchases		(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Proceeds to Base Fee On		$ 20,292	$ 24,244	$ 28,615	$ 32,986	$ 38,013
Underwriters Percentage		3.50%	3.50%	3.50%	3.50%	3.50%
Underwriters Fee		$ 710	$ 849	$ 1,002	$ 1,155	$ 1,330
Other Expenses		1,180	1,180	1,180	1,180	1,180
Total Expense		$ 1,890	$ 2,029	$ 2,182	$ 2,335	$ 2,510

Share Calculations						
Shares Sold		2,635,000	2,635,000	3,100,000	3,565,000	4,099,750
Exchange Shares		1,789,416	1,789,416	2,105,195	2,420,974	2,784,120
Merger Shares		977,264	977,264	977,264	977,264	977,264
Merger Shares Used to Complete Offering		(395,250)	-	-	-	-
Shares Issued to Foundation		-	-	-	-	-
Shares Outstanding		5,006,430	5,401,680	6,182,459	6,963,238	7,861,134
Fully Diluted Shares Outstanding * Exchange Ratio		4,293,774	4,293,774	5,051,659	5,809,544	6,680,567
Less: New ESOP Adjustment		(158,100)	(158,100)	(186,000)	(213,900)	(245,985)
Plus: New SOP 93-6 ESOP Shares	(2)	7,905	7,905	9,300	10,695	12,299
Merger Shares		977,264	977,264	977,264	977,264	977,264
Merger Shares Used to Complete Offering		(395,250)	-	-	-	-
Shares for all EPS Calculations		4,725,593	5,120,843	5,852,223	6,583,603	7,424,145
MRP Shares		79,050	79,050	93,000	106,950	122,992
MRP Shares Amortized this Period		15,810	15,810	18,600	21,390	24,598
Option Shares		263,500	263,500	310,000	356,500	409,975
Option Shares Amortized this Period		52,700	52,700	62,000	71,300	81,995

MRP Dilution					
EPS	$ (0.01)	$ 0.00	$ (0.00)	$ (0.00)	$ (0.00)
Tangible Book Value/Share	$ 14.63	$ 14.27	$ 13.14	$ 12.26	$ 11.46
Voting Dilution	-1.55%	-1.44%	-1.48%	-1.51%	-1.54%
Option Dilution					
EPS	$ (0.00)	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Tangible Book Value/Share	$ 14.47	$ 14.13	$ 13.03	$ 12.18	$ 11.41
Voting Dilution	-5.00%	-4.65%	-4.77%	-4.87%	-4.96%

Naugatuck Valley Financial Corporation
Pro Forma Analysis Sheet - Three Months Ended
March 31, 2010
Includes SOP 93-6

		Bank	Comparables		State	
			Mean	Median	Mean	Median
	Min Adj	NM				
	Min	NM				
Price-Core Earnings Ratio P/E	Mid	NM	21.94	16.70	32.15	32.15
	Max	NM				
	Smax	NM				
	Min Adj	63.78%				
	Min	65.66%				
Price-to-Book Ratio P/B	Mid	71.58%	84.48%	83.70%	89.45%	89.45%
	Max	76.98%				
	Smax	82.64%				
	Min Adj	67.98%				
	Min	69.74%				
Price-to-Tangible Book Ratio P/TB	Mid	75.87%	90.35%	88.90%	138.90%	138.90%
	Max	81.37%				
	Smax	87.11%				
	Min Adj	7.00%				
	Min	7.51%				
Price-to-Assets Ratio P/A	Mid	8.55%	10.45%	9.10%	19.06%	19.06%
	Max	9.58%				
	Smax	10.74%				

Valuation Parameters

Three Months Ended Period Ended March 31, 2010	Y	$	(697) (1)
Pre-Conversion Book Value As of March 31, 2010	B	$	60,310
Pre-Conversion Assets As of March 31, 2010	A	$	696,907
Return on Money	R		1.06% (2)
Conversion Expenses		$	2,182
	X		3.53% (3)
Proceeds Not Invested		$	2,790 (4)
Estimated ESOP Borrowings		$	1,860
ESOP Purchases	E		6.00% (5)
Cost of ESOP Borrowings		$	93 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		20 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	930 (6)
MRP Purchases	M		3.00%
MRP Expense		$	186
Stock Foundation Amount		$	- (7)
Stock Foundation Amount	F		0.00% 0.00%
Foundation Opportunity Cost		$	-
Tax Benefit	Z	$	- (8)
Tax Rate	TAX		34.00%
Percentage Sold	PCT		59.56%
Amount to be issued to Public		$	31,000 (9)
Earnings Multiple			3

(1) Net income for the 3 months ended March 31, 2010.
(2) Net Return assumes a reinvestment rate of 1.60 percent (the 1 year Treasury at March 31, 2010), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $61,824,590

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $61,824,590

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $61,824,590

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	6,182,459	$	10.00	$	61,824,590
Range:					
- Minimum, Adj.	5,006,430	$	10.00		50,064,300
- Minimum	5,401,680		10.00		54,016,800
- Maximum	6,963,238		10.00		69,632,380
- Super Maximum	7,861,134		10.00		78,611,340

Conclusion	Appraised Value				
	Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	5,006,430	5,401,680	6,182,459	6,963,238	7,861,134
Price per Share	$ 10	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 50,064,300	$ 54,016,800	$ 61,824,590	$ 69,632,380	$ 78,611,340
Exchange Shares	1,789,416	1,789,416	2,105,195	2,420,974	2,784,120
Exchange Percent	35.74%	33.13%	34.05%	34.77%	35.42%
Conversion Shares	2,635,000	2,635,000	3,100,000	3,565,000	4,099,750
Conversion Percent	52.63%	48.78%	50.14%	51.20%	52.15%
Merger Shares	582,014	977,264	977,264	977,264	977,264
Merger Percent	11.63%	18.09%	15.81%	14.03%	12.43%
Gross Proceeds	$ 22,397,500	$ 26,350,000	$ 31,000,000	$ 35,650,000	$ 40,997,500
Exchange Value	$ 17,894,160	$ 17,894,160	$ 21,051,950	$ 24,209,740	$ 27,841,200
Exchange Ratio	0.6300	0.6300	0.7412	0.8524	0.9802
Exchange Value per Minority Share	$ 6.30	$ 6.30	$ 7.41	$ 8.52	$ 9.80

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
March 31, 2010
(Dollars in Thousands)

Conversion Proceeds		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		5,006,430	5,401,680	6,182,459	6,963,238	7,861,134
Conversion Shares Offered		2,635,000	2,635,000	3,100,000	3,565,000	4,099,750
Merger Shares Used to Complete Offering		-395,250	0	0	0	0
Price Per Share		$ 10	$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 22,398	$ 26,350	$ 31,000	$ 35,650	$ 40,998
Plus: Value issued to Foundation	(9)	-	-	-	-	-
Pro Forma Market Capitalization		22,398	26,350	31,000	35,650	40,998
Gross Proceeds		22,398	26,350	31,000	35,650	40,998
Less: Est. Conversion Expenses		(1,890)	(2,029)	(2,182)	(2,335)	(2,510)
Net Proceeds		20,508	24,321	28,818	33,315	38,488
Plus: MHC Adjustment		33	33	33	33	33
Less: ESOP Adjustment	(3)	(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Less: MRP Adjustment	(3)	(791)	(791)	(930)	(1,070)	(1,230)
Net Proceeds Reinvested		$ 18,169	$ 21,982	$ 26,061	$ 30,139	$ 34,831
Funds required to Effect the merger		$ 9,773	$ 9,773	$ 9,773	$ 9,773	$ 9,773
Estimated Incremental Rate of Return		1.06%	1.06%	1.06%	1.06%	1.06%
Estimated Incremental Return		$ 48	$ 58	$ 69	$ 80	$ 92
Pro-forma impact of Funding the merger		(26)	(26)	(26)	(26)	(26)
Less: Cost of ESOP	(4)	-	-	-	-	-
Less: Amortization of ESOP	(7)	(13)	(13)	(15)	(18)	(20)
Less: Option Expense	(10)	(36)	(36)	(42)	(49)	(56)
Less: MRP Adjustment	(7)	(26)	(26)	(31)	(35)	(41)
Pro Forma Net Income		(53)	(43)	(45)	(48)	(51)
Earnings Before Conversion		(697)	(697)	(697)	(697)	(697)
Earnings Excluding Adjustment		(750)	(740)	(742)	(745)	(748)
Earnings Adjustment	(6)	$1,198	$1,198	$1,198	$1,198	$1,198
Earnings After Conversion		$ 448	$ 458	$ 456	$ 453	$ 450

Pro Forma Effect of Conversion Proceeds
March 31, 2010
(Dollars in Thousands)

		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity						
Equity at March 31, 2010		$ 60,310	$ 60,310	$ 60,310	$ 60,310	$ 60,310
Net Conversion Proceeds		20,508	24,321	28,818	33,315	38,488
Plus: MHC Adjustment	(7)	$ 33	$ 33	$ 33	$ 33	$ 33
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Adjustment	(1)	(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Less: MRP Adjustment	(2)	(791)	(791)	(930.00)	(1,070)	(1,230)
Pro Forma Equity		$ 78,479	$ 82,292	$ 86,371	$ 90,449	$ 95,141
Less: Intangible	(5)	4,856	4,856	4,856	4,856	4,856
Pro Forma Tangible Equity		$ 73,623	$ 77,436	$ 81,515	$ 85,593	$ 90,285
Pro Forma Assets						
Total Assets at March 31, 2010		$ 696,907	$ 696,907	$ 696,907	$ 696,907	$ 696,907
Net Conversion Proceeds		20,508	24,321	28,818	33,315	38,488
Plus: MHC Adjustment	(7)	33	33	33	33	33
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Adjustment	(1)	(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Less: MRP Adjustment	(2)	(791)	(791)	(930)	(1,070)	(1,230)
Pro-forma Total Assets		715,076	718,889	722,968	727,046	731,738
Stockholder's Equity Per Share *						
Equity at March 31, 2010		$ 12.05	$ 11.17	$ 9.76	$ 8.66	$ 7.67
Estimated Net Proceeds		$ 4.10	$ 4.50	$ 4.66	$ 4.78	$ 4.90
Plus: MHC Adjustment		0.01	0.01	0.01	-	-
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Stock		(0.32)	(0.29)	(0.30)	(0.31)	(0.31)
Less: MRP Stock		(0.16)	(0.15)	(0.15)	(0.15)	(0.16)
Pro Forma Equity Per Share *		15.68	15.23	13.97	12.99	12.10
Less: Intangible		0.97	0.90	0.79	0.70	0.62
Pro Forma Tangible Equity Per Share *		$ 14.71	$ 14.34	$ 13.18	$ 12.29	$ 11.48

Pro Forma Effect of Conversion Proceeds
March 31, 2010
(Dollars in Thousands)

		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *						
Historical Earnings Per Share	(8)	$ (0.15)	$ (0.14)	$ (0.12)	$ (0.11)	$ (0.09)
Incremental return Per Share	(8)	0.01	0.01	0.01	0.01	0.01
Funding of merger adjustment		(0.01)	(0.01)	-	-	-
ESOP Adjustment Per Share	(8)	-	-	-	-	-
Option Expense Per Share	(10)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
MRP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Normalizing Adjustment Per Share		0.25	0.23	0.20	0.18	0.16
Pro Forma Earnings Per Share *	(8)	$ 0.09	$ 0.09	$ 0.08	$ 0.07	$ 0.06
Shares Utilized for EPS		4,728,228	5,123,478	5,855,324	6,587,170	7,428,246
Pro Forma Ratios						
Price/EPS without Adjustment		NM	NM	NM	NM	NM
Price/EPS with Adjustment		NM	NM	NM	NM	NM
Price/Book Value per Share		63.78%	65.66%	71.58%	76.98%	82.64%
Price/Tangible Book Value		67.98%	69.74%	75.87%	81.37%	87.11%
Market Value/Assets		7.00%	7.51%	8.55%	9.58%	10.74%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) See Pro-forma.
(6) Merger Related Costs in Income Statement tax impacted at 34%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations						
Total Shares Offered		2,240	2,635	3,100	3,565	4,100
Price Per Share		$ 10	$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 22,398	$ 26,350	$ 31,000	$ 35,650	$ 40,998
Estimated Insider Purchases		(525)	(525)	(525)	(525)	(525)
ESOP Purchases		(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Proceeds to Base Fee On		$ 20,292	$ 24,244	$ 28,615	$ 32,986	$ 38,013
Underwriters Percentage		3.50%	3.50%	3.50%	3.50%	3.50%
Underwriters Fee		$ 710	$ 849	$ 1,002	$ 1,155	$ 1,330
Other Expenses		1,180	1,180	1,180	1,180	1,180
Total Expense		$ 1,890	$ 2,029	$ 2,182	$ 2,335	$ 2,510

Shares Calculations						
Shares Sold		2,635,000	2,635,000	3,100,000	3,565,000	4,099,750
Exchange Shares		1,789,416	1,789,416	2,105,195	2,420,974	2,784,120
Merger Shares		977,264	977,264	977,264	977,264	977,264
Merger Shares Used to Complete Offering		(395,250)	-	-	-	-
Shares Issued to Foundation		-	-	-	-	-
Shares Outstanding		5,006,430	5,401,680	6,182,459	6,963,238	7,861,134
Fully Diluted Shares Outstanding * Exchange Ratio		4,302,338	4,302,338	5,061,735	5,821,132	6,693,892
Less: New ESOP Adjustment		(158,100)	(158,100)	(186,000)	(213,900)	(245,985)
Plus: New SOP 93-6 ESOP Shares	(2)	1,976	1,976	2,325	2,674	3,075
Merger Shares		977,264	977,264	977,264	977,264	977,264
Merger Shares Used to Complete Offering		(395,250)	-	-	-	-
Shares for all EPS Calculations		4,728,228	5,123,478	5,855,324	6,587,170	7,428,246
MRP Shares		79,050	79,050	93,000	106,950	122,992
MRP Shares Amortized this Period		3,953	3,953	4,650	5,348	6,150
Option Shares		263,500	263,500	310,000	356,500	409,975
Option Shares Amortized this Period		13,175	13,175	15,500	17,825	20,499
				169,260		

MRP Dilution					
EPS	$ (0.16)	$ (0.14)	$ (0.12)	$ (0.11)	$ (0.10)
Tangible Book Value/Share	$ 14.63	$ 14.27	$ 13.14	$ 12.26	$ 11.46
Voting Dilution	-1.55%	-1.44%	-1.48%	-1.51%	-1.54%
Option Dilution					
EPS	$ (0.15)	$ (0.14)	$ (0.12)	$ (0.11)	$ (0.09)
Tangible Book Value/Share	$ 14.47	$ 14.13	$ 13.03	$ 12.18	$ 11.41
Voting Dilution	-5.00%	-4.65%	-4.77%	-4.87%	-4.96%

Naugatuck Valley Financial Corporation
Pro Forma Analysis Sheet - Twelve Months Ended
December 31, 2009
Includes SOP 93-6

		Bank	Comparables		State	
			Mean	Median	Mean	Median
Price-Core Earnings Ratio P/E	Min Adj	NM				
	Min	NM				
	Mid	NM	21.94	16.70	32.15	32.15
	Max	NM				
	Smax	NM				
Price-to-Book Ratio P/B	Min Adj	64.18%				
	Min	66.01%				
	Mid	71.99%	84.48%	83.70%	89.45%	89.45%
	Max	77.40%				
	Smax	83.06%				
Price-to-Tangible Book Ratio P/TB	Min Adj	68.63%				
	Min	70.37%				
	Mid	76.51%	90.35%	88.90%	138.90%	138.90%
	Max	82.03%				
	Smax	87.72%				
Price-to-Assets Ratio P/A	Min Adj	7.07%				
	Min	7.59%				
	Mid	8.64%	10.45%	9.10%	19.06%	19.06%
	Max	9.68%				
	Smax	10.85%				

Valuation Parameters

Prior Twelve Mos. Earning Base Period Ended December 31, 2009	Y	$	(1,316) (1)
Pre-Conversion Book Value As of December 31, 2009	B	$	59,842
Pre-Conversion Assets As of December 31, 2009	A	$	689,514
Return on Money	R		1.06% (2)
Conversion Expenses		$	2,182
	X		3.53% (3)
Proceeds Not Invested		$	2,790 (4)
Estimated ESOP Borrowings		$	1,860
ESOP Purchases	E		6.00% (5)
Cost of ESOP Borrowings		$	93 (5)
Cost of ESOP Borrowings	S		0.00% (5)
Amort of ESOP Borrowings	T		20 Years
Amort of MRP Amount	N		5 Years
Estimated MRP Amount		$	930 (6)
MRP Purchases	M		3.00%
MRP Expense		$	186
Stock Foundation Amount		$	- (7)
Stock Foundation Amount	F		0.00% 0.00%
Foundation Opportunity Cost		$	-
Tax Benefit	Z	$	- (8)
Tax Rate	TAX		34.00%
Percentage Sold	PCT		59.56%
Amount to be issued to Public		$	31,000 (9)
Earnings Multiple			12

(1) Net income for the twelve months ended December 31, 2009.
(2) Net Return assumes a reinvestment rate of 1.60 percent (the 1 year Treasury at March 31, 2010), and a tax rate of 34%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 20 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. V= P/E*Y / 1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N) = $61,824,590

2. V= P/B*(B+Z) / 1-P/B*PCT*(1-X-E-M-F) = $61,824,590

1. V= P/A*A / 1-P/A*PCT*(1-X-E-M-F) = $61,824,590

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares		Price Per Share		Total Value
Appraised Value - Midpoint	6,182,459	$	10.00	$	61,824,590
Range:					
- Minimum, Adj.	5,006,430	$	10.00		50,064,300
- Minimum	5,401,680		10.00		54,016,800
- Maximum	6,963,238		10.00		69,632,380
- Super Maximum	7,861,134		10.00		78,611,340

Pre Foundation

Conclusion	Appraised Value Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	5,006,430	5,401,680	6,182,459	6,963,238	7,861,134
Price per Share	$ 10	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 50,064,300	$ 54,016,800	$ 61,824,590	$ 69,632,380	$ 78,611,340
Exchange Shares	1,789,416	1,789,416	2,105,195.00000	2,420,974	2,784,120
Exchange Percent	35.74%	33.13%	34.05%	34.77%	35.42%
Conversion Shares	2,635,000	2,635,000	**3,100,000**	3,565,000	4,099,750
Conversion Percent	52.63%	48.78%	50.14%	51.20%	52.15%
Merger Shares	582,014.00000	977,264	977,264.00000	977,264	977,264
Merger Percent	11.63%	18.09%	15.81%	14.03%	12.43%
Gross Proceeds	$ 22,397,500	$ 26,350,000	$ 31,000,000	$ 35,650,000	$ 40,997,500
Exchange Value	$ 17,894,160	$ 17,894,160	$ 21,051,950	$ 24,209,740	$ 27,841,200
Exchange Ratio	0.6300	0.6300	0.7412	0.8524	0.9802
Exchange Value per Minority Share	$ 6.30	$ 6.30	$ 7.41	$ 8.52	$ 9.80

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
December 31, 2009
(Dollars in Thousands)

Conversion Proceeds		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		5,006,430	5,401,680	6,182,459	6,963,238	7,861,134
Conversion Shares Offered		2,635,000	2,635,000	3,100,000	3,565,000	4,099,750
Merger Shares Used to Complete Offering		-395,250	0	0	0	0
Price Per Share		$ 10	$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 22,398	$ 26,350	$ 31,000	$ 35,650	$ 40,998
Plus: Value issued to Foundation	(9)	-	-	-	-	-
Pro Forma Market Capitalization		22,398	26,350	31,000	35,650	40,998
Gross Proceeds		22,398	26,350	31,000	35,650	40,998
Less: Est. Conversion Expenses		(1,890)	(2,029)	(2,182)	(2,335)	(2,510)
Net Proceeds		20,508	24,321	28,818	33,315	38,488
Plus: MHC Adjustment		33	33	33	33	33
Less: ESOP Adjustment	(3)	(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Less: MRP Adjustment	(3)	(791)	(791)	(930)	(1,070)	(1,230)
Net Proceeds Reinvested		$ 18,169	$ 21,982	$ 26,061	$ 30,139	$ 34,831
Funds required to Effect the merger		$ 9,773	$ 9,773	$ 9,773	$ 9,773	$ 9,773
Estimated Incremental Rate of Return		1.06%	1.06%	1.06%	1.06%	1.06%
Estimated Incremental Return		$ 193	$ 233	$ 276	$ 319	$ 369
Pro-forma impact of Funding the merger		(104)	(104)	(104)	(104)	(104)
Less: Cost of ESOP	(4)	-	-	-	-	-
Less: Amortization of ESOP	(7)	(52)	(52)	(61)	(71)	(81)
Less: Option Expense	(10)	(144)	(144)	(169)	(195)	(224)
Less: MRP Adjustment	(7)	(104)	(104)	(123)	(141)	(162)
Pro Forma Net Income		(211)	(171)	(181)	(192)	(202)
Earnings Before Conversion		(1,316)	(1,316)	(1,316)	(1,316)	(1,316)
Earnings Excluding Adjustment		(1,527)	(1,487)	(1,497)	(1,508)	(1,518)
Earnings Adjustment	(6)	$1,435	$1,435	$1,435	$1,435	$1,435
Earnings After Conversion		$ (92)	$ (52)	$ (62)	$ (73)	$ (83)

Pro Forma Effect of Conversion Proceeds
December 31, 2009
(Dollars in Thousands)

		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Pro Forma Equity						
Equity at December 31, 2009		$ 59,842	$ 59,842	$ 59,842	$ 59,842	$ 59,842
Net Conversion Proceeds		20,508	24,321	28,818	33,315	38,488
Plus: MHC Adjustment	(7)	$ 33	$ 33	$ 33	$ 33	$ 33
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Adjustment	(1)	(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Less: MRP Adjustment	(2)	(791)	(791)	(930)	(1,070)	(1,230)
Pro Forma Equity		$ 78,011	$ 81,824	$ 85,903	$ 89,981	$ 94,673
Less: Intangible	(5)	5,072	5,072	5,072	5,072	5,072
Pro Forma Tangible Equity		$ 72,939	$ 76,752	$ 80,831	$ 84,909	$ 89,601
Pro Forma Assets						
Total Assets at December 31, 2009		$ 689,514	$ 689,514	$ 689,514	$ 689,514	$ 689,514
Net Conversion Proceeds		20,508	24,321	28,818	33,315	38,488
Plus: MHC Adjustment	(7)	33	33	33	33	33
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Adjustment	(1)	(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Less: MRP Adjustment	(2)	(791)	(791)	(930)	(1,070)	(1,230)
Pro-forma Total Assets		707,683	711,496	715,575	719,653	724,345
Stockholder's Equity Per Share *						
Equity at December 31, 2009		$ 11.95	$ 11.08	$ 9.68	$ 8.59	$ 7.61
Estimated Net Proceeds		$ 4.10	$ 4.50	$ 4.66	$ 4.78	$ 4.90
Plus: MHC Adjustment		0.01	0.01	0.01	-	-
Plus: Value issued to Foundation		-	-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-	-
Less: ESOP Stock		(0.32)	(0.29)	(0.30)	(0.31)	(0.31)
Less: MRP Stock		(0.16)	(0.15)	(0.15)	(0.15)	(0.16)
Pro Forma Equity Per Share *		15.58	15.15	13.89	12.92	12.04
Less: Intangible		1.01	0.94	0.82	0.73	0.65
Pro Forma Tangible Equity Per Share *		$ 14.57	$ 14.21	$ 13.07	$ 12.19	$ 11.40

Pro Forma Effect of Conversion Proceeds
December 31, 2009
(Dollars in Thousands)

		Minimum, Adj.	Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share *						
Historical Earnings Per Share	(8)	$ (0.28)	$ (0.26)	$ (0.22)	$ (0.20)	$ (0.18)
Incremental return Per Share	(8)	0.04	0.05	0.05	0.05	0.05
Funding of merger adjustment		(0.02)	(0.02)	(0.02)	(0.02)	(0.01)
ESOP Adjustment Per Share	(8)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Option Expense Per Share	(10)	(0.03)	(0.03)	(0.03)	(0.03)	(0.03)
MRP Adjustment Per Share	(8)	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)
Normalizing Adjustment Per Share		0.30	0.28	0.25	0.22	0.19
Pro Forma Earnings Per Share *	(8)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Shares Utilized for EPS		4,723,097	5,118,347	5,849,287	6,580,227	7,420,262
Pro Forma Ratios						
Price/EPS without Adjustment		NM	NM	NM	NM	NM
Price/EPS with Adjustment		NM	NM	NM	NM	NM
Price/Book Value per Share		64.18%	66.01%	71.99%	77.40%	83.06%
Price/Tangible Book Value		68.63%	70.37%	76.51%	82.03%	87.72%
Market Value/Assets		7.07%	7.59%	8.64%	9.68%	10.85%

* The totals for the per share data are actual figures rounded to two decimals. The component parts may not add to the total due to rounding.
(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 20 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) See Pro-forma.
(6) Merger Related Costs in Income Statement tax impacted at 34%.
(7) ESOP and MRP are amortized over 20 and 5 years respectively, and tax impacted at 34%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.
(10) Assumed option expense in accordance with SFAS No. 123.

Expense Calculations						
Total Shares Offered		2,240	2,635	3,100	3,565	4,100
Price Per Share		$ 10	$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 22,398	$ 26,350	$ 31,000	$ 35,650	$ 40,998
Estimated Insider Purchases		(525)	(525)	(525)	(525)	(525)
ESOP Purchases		(1,581)	(1,581)	(1,860)	(2,139)	(2,460)
Proceeds to Base Fee On		$ 20,292	$ 24,244	$ 28,615	$ 32,986	$ 38,013
Underwriters Percentage		3.50%	3.50%	3.50%	3.50%	3.50%
Underwriters Fee		$ 710	$ 849	$ 1,002	$ 1,155	$ 1,330
Other Expenses		1,180	1,180	1,180	1,180	1,180
Total Expense		$ 1,890	$ 2,029	$ 2,182	$ 2,335	$ 2,510
Shares Calculations						
Shares Sold		2,635,000	2,635,000	3,100,000	3,565,000	4,099,750
Exchange Shares		1,789,416	1,789,416	2,105,195	2,420,974	2,784,120
Merger Shares		977,264	977,264	977,264	977,264	977,264
Merger Shares Used to Complete Offering		(395,250)	-	-	-	-
Shares Issued to Foundation		-	-	-	-	-
Shares Outstanding		5,006,430	5,401,680	6,182,459	6,963,238	7,861,134
Fully Diluted Shares Outstanding * Exchange Ratio		4,291,278	4,291,278	5,048,723	5,806,168	6,676,684
Less: New ESOP Adjustment		(158,100)	(158,100)	(186,000)	(213,900)	(245,985)
Plus: New SOP 93-6 ESOP Shares	(2)	7,905	7,905	9,300	10,695	12,299
Merger Shares		977,264	977,264	977,264	977,264	977,264
Merger Shares Used to Complete Offering		(395,250)	-	-	-	-
Shares for all EPS Calculations		4,723,097	5,118,347	5,849,287	6,580,227	7,420,262
MRP Shares		79,050	79,050	93,000	106,950	122,992
MRP Shares Amortized this Period		15,810	15,810	18,600	21,390	24,598
Option Shares		263,500	263,500	310,000	356,500	409,975
Option Shares Amortized this Period		52,700	52,700	62,000	71,300	81,995
MRP Dilution						
EPS		$ (0.32)	$ (0.28)	$ (0.25)	$ (0.22)	$ (0.20)
Tangible Book Value/Share		$ 14.50	$ 14.15	$ 13.03	$ 12.16	$ 11.38
Voting Dilution		-1.55%	-1.44%	-1.48%	-1.51%	-1.54%
Option Dilution						
EPS		$ (0.30)	$ (0.27)	$ (0.24)	$ (0.21)	$ (0.19)
Tangible Book Value/Share		$ 14.34	$ 14.01	$ 12.93	$ 12.09	$ 11.33
Voting Dilution		-5.00%	-4.65%	-4.77%	-4.87%	-4.96%

Exhibit 16. Consolidated Merger Pro Forma Balance Sheet: March 31, 2010 and December 31, 2010

March 31, 2010 Schedules

Balance Sheet

(Dollars in thousands)	NVSL Historical	Adjusted Minimum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated	NVSL Historical	Super Maximum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Assets:												
Cash and cash equivalents	$ 4,740	$ 18,169	$ 22,909	$ 2,860	$ (11,203)	$ 14,566	$ 4,740	$ 34,831	$ 39,571	$ 2,860	$ (11,203)	$ 31,228
Investments in federal funds	4,523		4,523	11,501	-	16,024	4,523		4,523	11,501	-	16,024
Investments AFS	40,432		40,432	2,834	-	43,266	40,432		40,432	2,834	-	43,266
Investments HTM	1,373		1,373	-	-	1,373	1,373		1,373	-	-	1,373
Loans Held for Sale	194		194	-	-	194	194		194	-	-	194
Loans receivable, net	480,841		480,841	113,217	(397)	593,661	480,841		480,841	113,217	(397)	593,661
Premises and equipment, net	9,866		9,866	2,417	(100)	12,183	9,866		9,866	2,417	(100)	12,183
FHLB Stock, at cost	6,252		6,252	66	-	6,318	6,252		6,252	66	-	6,318
Goodwill	-		-	-	2,254	2,254	-		-	-	2,254	2,254
Core Deposit Intangible	-		-	-	2,523	2,523	-		-	-	2,523	2,523
Other Intangible Assets	79		79	-	-	79	79		79	-	-	79
Bank Owned Life Insurance	9,005		9,005	848	-	9,853	9,005		9,005	848	-	9,853
Other Assets	6,910		6,910	1,966	3,906	12,782	6,910		6,910	1,966	3,906	12,782
Total Assets	$ 564,215	$ 18,169	$ 582,384	$ 135,709	$ (3,017)	$ 715,076	$ 564,215	$ 34,831	$ 599,046	$ 135,709	$ (3,017)	$ 731,738
Liabilities												
Deposits	$ 388,077		$ 388,077	$ 117,687	$ 1,044	$ 506,808	$ 388,077		$ 388,077	$ 117,687	$ 1,044	$ 506,808
Borrowings	120,933		120,933	207	-	121,140	120,933		120,933	207	-	121,140
Other Liabilities	4,495		4,495	2,151	2,003	8,649	4,495		4,495	2,151	2,003	8,649
Total Liabilities	$ 513,505	$ -	$ 513,505	$ 120,045	$ 3,047	$ 636,597	$ 513,505	$ -	$ 513,505	$ 120,045	$ 3,047	$ 636,597
Common Stock	76	(36)	40	27	(17)	50	76	(7)	69	27	(17)	79
APIC	33,814	20,577	54,391	22,562	(12,799)	64,154	33,814	38,528	72,342	22,562	(12,799)	82,105
RE	25,085	-	25,085	(6,924)	6,751	24,912	25,085	-	25,085	(6,924)	6,751	24,912
Accumulated other Compenhensive (loss) income	153	-	153	(1)	1	153	153	-	153	(1)	1	153
Treasury Stock	(6,134)	-	(6,134)	-	-	(6,134)	(6,134)	-	(6,134)	-	-	(6,134)
ESOP	(1,937)	(1,581)	(3,518)	-	-	(3,518)	(1,937)	(2,460)	(4,397)	-	-	(4,397)
MRP	(347)	(791)	(1,138)	-	-	(1,138)	(347)	(1,230)	(1,577)	-	-	(1,577)
Total Equity	$ 50,710	$ 18,169	$ 68,879	$ 15,664	$ (6,064)	$ 78,479	$ 50,710	$ 34,831	$ 85,541	$ 15,664	$ (6,064)	$ 95,141
Total Liabilities and Equity	$ 564,215	$ 18,169	$ 582,384	$ 135,709	$ (3,017)	$ 715,076	$ 564,215	$ 34,831	$ 599,046	$ 135,709	$ (3,017)	$ 731,738

Exhibit 16. Consolidated Merger Pro Forma Balance Sheet: March 31, 2010 and December 31, 2010

December 31, 2009 Schedules

Balance Sheet

(Dollars in thousands)	NVSL Historical	Adjusted Minimum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated	NVSL Historical	Super Maximum Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Assets:												
Cash and cash equivalents	$ 9,003	$ 18,169	$ 27,172	$ 2,542	$ (11,448)	$ 18,266	$ 9,003	$ 34,831	$ 43,834	$ 2,542	$ (11,448)	$ 34,928
Investments in federal funds	3,143		3,143	15,383	-	18,526	3,143		3,143	15,383	-	18,526
Investments AFS	37,623		37,623	2,567	-	40,190	37,623		37,623	2,567	-	40,190
Investments HTM	1,451		1,451	-	-	1,451	1,451		1,451	-	-	1,451
Loans Held for Sale	-		-	-	-	-	-		-	-	-	-
Loans receivable, net	473,304		473,304	109,865	(397)	582,772	473,304		473,304	109,865	(397)	582,772
Premises and equipment, net	9,948		9,948	2,486	(100)	12,334	9,948		9,948	2,486	(100)	12,334
FHLB Stock, at cost	6,252		6,252	66	-	6,318	6,252		6,252	66	-	6,318
Goodwill	-		-	-	2,465	2,465	-		-	-	2,465	2,465
Core Deposit Intangible	-		-	-	2,523	2,523	-		-	-	2,523	2,523
Other Intangible Assets	84		84	-	-	84	84		84	-	-	84
Bank Owned Life Insurance	8,920		8,920	838	-	9,758	8,920		8,920	838	-	9,758
Other Assets	7,227		7,227	1,863	3,906	12,996	7,227		7,227	1,863	3,906	12,996
Total Assets	$ 556,955	$ 18,169	$ 575,124	$ 135,610	$ (3,051)	$ 707,683	$ 556,955	$ 34,831	$ 591,786	$ 135,610	$ (3,051)	$ 724,345
Liabilities												
Deposits	$ 380,931		$ 380,931	$ 117,556	$ 1,044	$ 499,531	$ 380,931		$ 380,931	$ 117,556	$ 1,044	$ 499,531
Borrowings	118,984		118,984	294	-	119,278	118,984		118,984	294	-	119,278
Other Liabilities	6,732		6,732	2,128	2,003	10,863	6,732		6,732	2,128	2,003	10,863
Total Liabilities	$ 506,647	$ -	$ 506,647	$ 119,978	$ 3,047	$ 629,672	$ 506,647	$ -	$ 506,647	$ 119,978	$ 3,047	$ 629,672
Common Stock	76	(36)	40	27	(17)	50	76	(7)	69	27	(17)	79
APIC	33,756	20,577	54,333	22,560	(12,797)	64,096	33,756	38,528	72,284	22,560	(12,797)	82,047
RE	24,849	-	24,849	(6,943)	6,704	24,610	24,849	-	24,849	(6,943)	6,704	24,610
Accumulated other Compenhensive (loss) income	51	-	51	(12)	12	51	51	-	51	(12)	12	51
Treasury Stock	(6,132)	-	(6,132)	-	-	(6,132)	(6,132)	-	(6,132)	-	-	(6,132)
ESOP	(1,937)	(1,581)	(3,518)	-	-	(3,518)	(1,937)	(2,460)	(4,397)	-	-	(4,397)
MRP	(355)	(791)	(1,146)	-	-	(1,146)	(355)	(1,230)	(1,585)	-	-	(1,585)
Total Equity	$ 50,308	$ 18,169	$ 68,477	$ 15,632	$ (6,098)	$ 78,011	$ 50,308	$ 34,831	$ 85,139	$ 15,632	$ (6,098)	$ 94,673
Total Liabilities and Equity	$ 556,955	$ 18,169	$ 575,124	$ 135,610	$ (3,051)	$ 707,683	$ 556,955	$ 34,831	$ 591,786	$ 135,610	$ (3,051)	$ 724,345

Exhibit 17. Consolidated Merger Pro Forma Income Statement: 12 Months ending March 31, 2010. 3 Months ending March 31, 2010. and 12 Months ending December 31, 2010

March 31, 2010 Schedules Income Statement: 3 months ending (Dollars in thousands)	NVSL Historical	**Adjusted Minimum** Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated	NVSL Historical	**Super Maximum** Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Interest income and dividend income	$ 7,143	$ 73	$ 7,216	$ 1,771	$ (98)	$ 8,889	$ 7,143	$ 139	$ 7,282	$ 1,771	$ (98)	$ 8,955
Interest expense	2,615		2,615	471	(112)	2,974	2,615		2,615	471	(112)	2,974
Net interest income	4,528	73	4,601	1,300	14	5,915	4,528	139	4,667	1,300	14	5,981
Provision for loan losses	809	-	809	(34)	-	775	809	-	809	(34)	-	775
Net interest income after provision	3,719	73	3,792	1,334	14	5,140	3,719	139	3,858	1,334	14	5,206
Noninterest income	571	-	571	185	-	756	571	-	571	185	-	756
Noninterest expense	3,854	114	3,968	1,501	1,556	7,025	3,854	177	4,031	1,501	1,556	7,088
Income (loss) before income taxes	436	(41)	395	18	(1,542)	(1,129)	436	(38)	398	18	(1,542)	(1,126)
Income Tax (expense) benefit	122	(14)	108	-	(487)	(379)	122	(13)	109	-	(487)	(378)
Net income (loss)	$ 314	$ (27)	$ 287	$ 18	$ (1,055)	$ (750)	$ 314	$ (25)	$ 289	$ 18	$ (1,055)	$ (748)

December 31, 2009 Schedules Income Statement: 12 months ending (Dollars in thousands)	NVSL Historical	**Adjusted Minimum** Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated	NVSL Historical	**Super Maximum** Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Interest income and dividend income	$ 28,291	$ 292	$ 28,583	$ 6,426	$ (394)	$ 34,615	$ 28,291	$ 559	$ 28,850	$ 6,426	$ (394)	$ 34,882
Interest expense	12,537		12,537	2,173	(448)	14,262	12,537		12,537	2,173	(448)	14,262
Net interest income	15,754	292	16,046	4,253	54	20,353	15,754	559	16,313	4,253	54	20,620
Provision for loan losses	1,144		1,144	1,992	-	3,136	1,144		1,144	1,992	-	3,136
Net interest income after provision	14,610	292	14,902	2,261	54	17,217	14,610	559	15,169	2,261	54	17,484
Noninterest income	2,742	-	2,742	629	-	3,371	2,742	-	2,742	629	-	3,371
Noninterest expense	14,541	455	14,996	5,797	2,179	22,972	14,541	708	15,249	5,797	2,179	23,225
Income (loss) before income taxes	2,811	(163)	2,648	(2,907)	(2,125)	(2,384)	2,811	(149)	2,662	(2,907)	(2,125)	(2,370)
Income Tax (expense) benefit	818	(56)	762	-	(1,619)	(857)	818	(51)	767	-	(1,619)	(852)
Net income (loss)	$ 1,993	$ (107)	$ 1,886	$ (2,907)	$ (506)	$ (1,527)	$ 1,993	$ (98)	$ 1,895	$ (2,907)	$ (506)	$ (1,518)

March 31, 2010 Schedules Income Statement: 12 months ending (Dollars in thousands)	NVSL Historical	**Adjusted Minimum** Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated	NVSL Historical	**Super Maximum** Offering Adjustments	NVSL Pro-forma Converted	SSE Historical	Merger Adjustments	NVSL Pro-forma Consolidated
Interest income and dividend income	$ 28,346	$ 292	$ 28,638	$ 6,632	$ (394)	$ 34,876	$ 28,346	$ 559	$ 28,905	$ 6,632	$ (394)	$ 35,143
Interest expense	11,737		11,737	2,149	(448)	13,438	11,737		11,737	2,149	(448)	13,438
Net interest income	16,609	292	16,901	4,483	54	21,438	16,609	559	17,168	4,483	54	21,705
Provision for loan losses	1,668		1,668	(187)	-	1,481	1,668		1,668	(187)	-	1,481
Net interest income after provision	14,941	292	15,233	4,670	54	19,957	14,941	559	15,500	4,670	54	20,224
Noninterest income	2,607		2,607	650	-	3,257	2,607		2,607	650	-	3,257
Noninterest expense	14,797	455	15,252	5,902	2,179	23,333	14,797	708	15,505	5,902	2,179	23,586
Income (loss) before income taxes	2,751	(163)	2,588	(582)	(2,125)	(119)	2,751	(149)	2,602	(582)	(2,125)	(105)
Income Tax (expense) benefit	813	(56)	757	-	(828)	(71)	813	(51)	762	-	(828)	(66)
Net income (loss)	$ 1,938	$ (107)	$ 1,831	$ (582)	$ (1,297)	$ (48)	$ 1,938	$ (98)	$ 1,840	$ (582)	$ (1,297)	$ (39)